 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

 Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Parent’s Separate and Consolidated Financial Statements for the Year Ended December 31, 2022 and Independent Auditor’s Report in the Individual and Consolidated Financial Statements
2.	4Q22 and 2022 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 15, 2023
4.	Minutes of the Fiscal Council's Meeting
5.	Notice to Shareholders
6.	Material Notice

Consolidated Financial Statements

1

Ultrapar Participações S.A. and Subsidiaries

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated Financial Statements

for the Year Ended December 31, 2022

and Independent Auditor’s Report

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

3

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º andares - Golden Tower 04711-130 - São Paulo - SP Brasil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

Opinion

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, respectively, which comprise the individual and consolidated balance sheets as at December 31, 2022, and the related individual and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Ultrapar Participações S.A. as at December 31, 2022, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (“CFC”), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the individual and consolidated financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

4

Sales of Oxiteno and Extrafarma

Why is it a KAM?

As disclosed in notes 1.b.2, 1.b.3 and 4, in 2021 the Company entered into agreements for the disposal of its equity interests in subsidiaries Oxiteno S.A. - Indústria e Comércio (“Oxiteno”) and Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). Accordingly, as at December 31, 2021, the Company classified the related assets and liabilities of Oxiteno and Extrafarma as “Held for sale” and the related profit or loss as “Discontinued operations”. In 2022, the Company completed the sale of Oxiteno and Extrafarma upon fulfilling certain precedent conditions, which generated a loss of R$ 19,973 thousand and a gain of R$ 58,403 thousand on the sale of Extrafarma and Oxiteno, respectively, after the effect of income and social contribution taxes, as stated in note 4. For the year ended December 31, 2022, profit or loss from discontinued operations totaled R$ 301,858 thousand, including the gain and loss from the disposal of investments. The Company accounted for the disposal of investments in accordance with technical pronouncement CPC 31 and international standard IFRS 5 - Noncurrent Assets Held for Sale and Discontinued Operations, which require recognizing any assets and liabilities as “Held-for-sale assets” and “Liabilities related to held-for-sale assets” in the balance sheet and reporting the income (loss) of the companies sold up to the sale date, as well as the gain (loss) from the sale of the investments, as “Discontinued operations” in the statement of income.

The disposal of investments is considered a significant unusual transaction, which involves complexity and a high degree of judgment by the Company’s Management in respect of its accounting recognition, presentation and disclosure. Moreover, the sales of Oxiteno and Extrafarma involved future installments receivable, classified in noncurrent assets, for which the need for present value adjustments was assessed. The sale of Oxiteno resulted in reclassifications of effects that had been recorded in “Valuation adjustments” and “Cumulative translation adjustments” to “Net income (loss) from discontinued operations”, among other impacts that affected profit or loss for the year.

Such matter was considered a key audit matter, due to: (i) the materiality of amounts; (ii) the high degree of complexity and judgment exercised by Management in adopting CPC 31 and IFRS 5; (iii) the high degree of complexity and judgment exercised by Management in calculating gains or losses on the disposal of investments, including an assessment of the tax impacts derived from transactions; and (iv) the high degree of complexity and judgment in identifying the assets, liabilities and profit or loss from discontinued operations. Auditing this matter requires a high degree of judgment and effort, including the involvement of our tax specialists.

How the matter was addressed in our audit

Our audit procedures included, but were not limited to: (i) assessing the design and implementation of internal control activities associated with the identification and accounting treatment attributable to the transaction, including controls related to the adoption of the accounting policy applicable to the accounting recognition, presentation and disclosure of disposals of investments; (ii) understanding and assessing the nature and economic substance of the transaction, analyzing the agreements executed between the parties, and reading the minutes of the Board of Directors’ meetings that approved the disposal of the investments; (iii) assessing and challenging the judgments exercised and criteria adopted by Management in applying CPC 31 and IFRS 5 and in determining and measuring the profit or loss from discontinued operations; (iv) involving our tax specialists to assess the tax impacts derived from the transaction; and (v) analyzing and assessing the disclosures made in the individual and consolidated financial statements.

Based on the evidence obtained from performing our procedures described above, we consider that the accounting treatment applied to the aforesaid transaction and related disclosures made in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

5

Tax credits (PIS and COFINS) arising from Supplementary Law 192

Why is it a KAM?

As disclosed in note 8.a.2, as at December 31, 2022, the Company recorded PIS and COFINS credits derived from Supplementary Law 192. These tax credits may be utilized for offset against other federal taxes or may be refunded by the Federal Revenue Service through refund requests, as long as these requests are filed within the applicable statutory periods.

The recognition and measurement of PIS and COFINS credits require a high degree of judgment by Management, given the complexity underlying the interpretations of the applicable tax laws, as well as the uncertainties involving the expected realization of amounts and considerable efforts made by Management in preparing the calculations used to measure and to recognize those tax credits.

Such matter was considered a key audit matter, due to: (i) the materiality of amounts; (ii) the complexity and high degree of judgment involved in assessing and challenging Management’s assumptions and judgments as regards the recognition of tax credits and their expected realization, which includes the need to involve our tax specialists.

How the matter was addressed in our audit

Our audit procedures included, but were not limited to: (i) assessing the design and implementation of internal control activities associated with the recognition, measurement and realization of tax credits; (ii) understanding the nature of tax credits and analyzing the applicable tax laws, drawing on the support of our tax specialists; (iii) testing the supporting documentation on the recognition of tax credits; (iv) making inquiries to the Company’s Management and outside legal counsel, and assessing the legal opinions issued on the matter; (v) involving our tax specialists to make inquiries to Management and outside legal counsel, to assess the legal opinions and to challenge the assumptions adopted by Management; (vi) analyzing, challenging and testing the methodology and assumptions used to develop the projections supporting the realization of tax credits, including inquiries to the business, treasury and controllership areas about the assumptions and projections supporting the forecast outcomes and historical performance, retrospective analysis, history of tax offsets and refunds, and assessing any contradictory evidence; (vii) involving specialists in technical and professional accounting standards to analyze the accounting policy applied to the transaction; and (viii) analyzing and assessing the disclosures made in the individual and consolidated financial statements.

Based on the evidence obtained from performing our procedures described above, we consider that the accounting treatment applied to the aforesaid transaction and related disclosures made in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2022, prepared under the responsibility of the Company’s Management and disclosed as supplemental information for purposes of the IFRSs, were subject to audit procedures performed together with the audit of the Company’s financial statements. In forming our opinion, we assess whether these individual and consolidated statements of value added are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

6

Audit of the individual and consolidated financial statements for the year ended December 31, 2021

The individual and consolidated financial statements for the year ended December 31, 2021 were audited by other independent auditors, who issued an unmodified opinion thereon, dated February 23, 2022.

Other information accompanying the individual and consolidated financial statements and the independent auditor’s report

Management is responsible for the other information. The other information comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRSs”), issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

7

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
  Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and matters that may reasonably be thought to bear on our independence, and, when applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 15, 2023

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

8

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As at December 31, 2022 and 2021
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Current assets
Cash and cash equivalents	5.a	605,461	21,533	5,621,769	2,280,074
Financial investments and derivative financial instruments	5.b	‐	142,065	520,352	1,804,122
Trade receivables	6.a	‐	‐	4,149,111	3,375,246
Reseller financing	6.b	‐	‐	559,825	582,562
Trade receivables - sale of subsidiaries	6.c	184,754	‐	184,754	‐
Inventories	7	‐	‐	4,906,083	3,918,772
Recoverable taxes	8.a	2,012	862	1,610,312	1,061,227
Recoverable income and social contribution taxes	8.b	43,080	56,499	96,134	291,833
Dividends receivable		147,299	146,490	4,296	147
Other receivables		101,955	105,513	174,153	56,205
Prepaid expenses	11	5,969	7,548	123,699	98,024
Contractual assets with customers - exclusivity rights	12	‐	‐	614,112	555,052
		1,090,530	480,510	18,564,600	14,023,264
Assets of subsidiaries held for sale	4	‐	2,681,730	‐	11,000,917
Total current assets		1,090,530	3,162,240	18,564,600	25,024,181

Non-current assets
Financial investments and derivative financial instruments	5.b	‐	‐	442,841	379,277
Trade receivables	6.a	‐	‐	61,463	63,749
Reseller financing	6.b	‐	‐	501,522	415,472
Trade receivables - sale of subsidiaries	6.c	184,754	‐	911,811	‐
Related parties	9.a	‐	406,787	‐	490
Deferred income and social contribution taxes	10.a	150,451	72,402	898,235	571,755
Recoverable taxes	8.a	74	‐	2,172,959	1,046,798
Recoverable income and social contribution taxes	8.b	4,321	23,483	403,383	155,358
Escrow deposits	23.a	18	18	946,383	871,261
Indemnification asset - business combination	23.c	‐	‐	126,558	120,991
Other receivables		‐	‐	61,433	29,748
Prepaid expenses	11	13,047	1,748	74,813	71,368
Contractual assets with customers - exclusivity rights	12	‐	‐	1,591,479	1,524,174
Investments in subsidiaries, joint ventures and associates	13	12,247,087	8,266,396	111,384	78,593
Right-of-use assets	14	6,943	35,304	1,791,377	1,651,295
Property, plant and equipment	15	8,373	16,006	5,862,413	5,534,591
Intangible assets	16	253,840	252,585	1,918,349	1,471,256
Total non-current assets		12,868,908	9,074,729	17,876,403	13,986,176
Total assets		13,959,438	12,236,969	36,441,003	39,010,357

 The accompanying notes are an integral part of the financial statements.

9

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As at December 31, 2022 and 2021
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Current liabilities
Loans, financing and derivative financial instruments	17	‐	‐	869,067	618,327
Debentures	17	1,800,213	39,333	2,491,610	2,247,724
Trade payables	18.a	46,535	26,882	4,710,952	3,670,895
Trade payables - reverse factoring	18.b	‐	‐	2,666,894	2,119,059
Salaries and related charges	19	76,357	55,477	460,906	330,103
Taxes payable	20	1,444	1,096	192,430	229,176
Dividends payable	25	38,936	193,564	48,525	202,860
Income and social contribution taxes payable		‐	‐	315,053	196,348
Post-employment benefits	21.b	1,396	237	21,809	21,082
Provision for asset retirement obligation	22	‐	‐	5,063	4,632
Provision for tax, civil and labor risks	23.a	‐	‐	22,837	119,942
Leases payable	14	1,839	6,129	225,034	188,832
Financial liabilities of customers		-	-	154,405	-
Other payables		274	8,612	581,667	149,829
		1,966,994	331,330	12,766,252	10,098,809
Liabilities directly associated with subsidiaries held for sale	4	‐	‐	‐	2,541,421
Total current liabilities		1,966,994	331,330	12,766,252	12,640,230

Non-current liabilities
Loans, financing and derivative financial instruments	17	‐	‐	4,845,393	8,672,547
Debentures	17	‐	1,724,866	3,544,291	4,839,045
Related parties	9.a	2,875	4,674	3,492	3,534
Deferred income and social contribution taxes	10.a	-	‐	299	282
Post-employment benefits	21.b	1,283	2,000	193,747	194,637
Provision for asset retirement obligation	22	‐	‐	46,695	52,079
Provision for tax, civil and labor risks	23.a; 23.c	142,283	250	1,017,335	812,243
Leases payable	14	6,035	32,893	1,298,735	1,159,479
Financial liabilities of customers		-	-	296,181	-
Subscription warrants - indemnification	24	42,776	51,296	42,776	51,296
Provision for unsercured liabilities of subsidiaries, joint ventures and associates	13	76,646	14,199	157	‐
Other payables		11,805	8,540	210,682	115,745
Total non-current liabilities		283,703	1,838,718	11,499,783	15,900,887

Equity
Share capital	25.a	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	43,987	34,043	43,987	34,043
Capital reserve	25.h	599,461	596,481	599,461	596,481
Treasury shares	25.c	(479,674)	(488,425)	(479,674)	(488,425)
Revaluation reserve of subsidiaries	25.d	3,975	4,154	3,975	4,154
Profit reserves	25.e	6,111,136	4,866,409	6,111,136	4,866,409
Valuation adjustments	25.f	179,974	(422,138)	179,974	(422,138)
Cumulative translation adjustments	25.f	-	304,645	-	304,645
Additional dividends to the minimum mandatory dividends	25.g	78,130	-	78,130	-
Equity attributable to:
Shareholders of the Company		11,708,741	10,066,921	11,708,741	10,066,921
Non-controlling interests in subsidiaries		‐	‐	466,227	402,319
Total equity		11,708,741	10,066,921	12,174,968	10,469,240
Total liabilities and equity		13,959,438	12,236,969	36,441,003	39,010,357

 The accompanying notes are an integral part of the financial statements.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the years ended December 31, 2022 and 2021
(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Continuing operations
Net revenue from sales and services	26	‐	‐	143,634,708	109,732,842
Cost of products and services sold	27	‐	‐	(136,276,257)	(104,827,966)

Gross profit		‐	‐	7,358,451	4,904,876

Operating income (expenses)
Selling and marketing	27	‐	‐	(2,141,985)	(1,931,666)
General and administrative	27	(35,817)	(24,927)	(1,534,481)	(1,466,551)
Gain on disposal of property, plant and equipment and intangible assets	28	2,798	124	169,289	184,189
Other operating income (expenses), net	27	(99)	1,693	(514,522)	96,166

Operating income before financial result and share of profit (loss) of subsidiaries, joint ventures and associates		(33,118)	(23,110)	3,336,752	1,787,014
Share of profit (loss) of subsidiaries, joint ventures and associates	13	1,312,346	828,972	12,181	(17,634)
Income before financial result and income and social contribution taxes		1,279,228	805,862	3,348,933	1,769,380
Finance income	29	218,440	68,314	706,689	460,154
Finance expenses	29	(181,869)	(99,692)	(2,175,897)	(1,222,886)
Financial result, net	29	36,571	(31,378)	(1,469,208)	(762,732)
Profit before income and social contribution taxes		1,315,799	774,484	1,879,725	1,006,648
Income and social contribution taxes
Current	10.b; 10.c	151,630	3,022	(637,973)	(430,280)
Deferred	10.b	31,552	7,693	296,459	242,246
		183,182	10,715	(341,514)	(188,034)
Net income from continuing operations		1,498,981	785,199	1,538,211	818,614
Discontinued operations	4	301,858	65,264	301,858	65,264
Profit for the year		1,800,839	850,463	1,840,069	883,878
Income attributable to:
Shareholders of Ultrapar		1,800,839	850,463	1,800,839	850,463
Non-controlling interests in subsidiaries		‐	‐	39,230	33,415
Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	30	1.3727	0.7200	1.3727	0.7200
Diluted	30	1.3643	0.7158	1.3643	0.7158
Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	30	0.2764	0.0598	0.2764	0.0598
Diluted	30	0.2747	0.0595	0.2747	0.0595
Total earnings per share (based on weighted average number of shares outstanding) – R$
Basic	30	1.6491	0.7799	1.6491	0.7799
Diluted	30	1.6391	0.7753	1.6391	0.7753

The accompanying notes are an integral part of the financial statements.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the years ended December 31, 2022 and 2021
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Net income for the year		1,800,839	850,463	1,840,069	883,878
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net of taxes		27	(147)	27	(147)
Fair value adjustments of financial instruments of subsidiaries and joint ventures, net of taxes		601,441	7,451	601,470	7,421
Other comprehensive income		983	-	983	-
Translation adjustments and hedge of net investments in foreign operations, net of taxes		(304,645)	73,049	(304,645)	73,049
Items that will not be subsequently reclassified to profit or loss:
Actuarial gains/(losses) of post-employment benefits, net of income and social contribution taxes	25.f.1	(339)	35,548	(165)	46,610
Total comprehensive income for the year		2,098,306	966,364	2,137,739	1,010,811
Total comprehensive income for the year attributable to shareholders of Ultrapar		2,098,306	966,364	2,098,306	966,364
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		‐	‐	39,433	44,447

The accompanying notes are an integral part of the financial statements.

12

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the years ended December 31, 2022 and 2021
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries (ii)	Total equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	‐	‐	10,066,921	402,319	10,469,240
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	‐	1,800,839	‐	1,800,839	39,230	1,840,069
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	602,112	(304,645)	‐	‐	297,467	203	297,670
Total comprehensive income for the year	13	‐	‐	‐	‐	‐	‐	‐	602,112	(304,645)	1,800,839	‐	2,098,306	39,433	2,137,739
Issuance of shares related to the subscription warrants - indemnification		‐	‐	941	‐	‐	‐	‐	‐	‐	‐	‐	941	‐	941
Equity instrument granted	9.c; 25.b	‐	9,944	2,039	8,751	‐	‐	‐	‐	‐	‐	‐	20,734	‐	20,734
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(179)	‐	‐	‐	‐	179	‐	‐	‐	‐
Dividends prescribed		-	-	-	-	-	-	-	-	-	2,948	-	2,948	-	2,948
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	-	(6)	‐	‐	286	‐	280	(6,847)	(6,567)
Changes in ownership interests in subsidiaries		‐	‐	‐	‐	‐	‐	‐	-	‐	-	‐	-	(2,423)	(2,423)
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,182	35,182
Allocation of net income
Legal reserve	25.g	-	-	-	-	-	90,042	-	-	-	(90,042)	-	-	-	-
Investments statutory reserve	25.g	-	-	-	-	-	-	1,154,691	-	-	(1,154,691)	-	-	-	-
Additional minimum mandatory dividend (R$ 0.03 per share)	25.g	-	-	-	-	-	-	-	-	-	(31,385)	-	(31,385)	-	(31,385)
Additional dividends to the minimum mandatory dividends (R$ 0.07 per share)	25.g	-	-	-	-	-	-	-	-	-	(78.130)	78,130	-	-	-
Interest on capital (R$ 0.41 per share)	25.g	‐	‐	‐	‐	‐	‐	‐	‐	‐	(450,004)	‐	(450,004)	‐	(450,004)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,437)	(1,437)
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	-	78,130	11,708,741	466,227	12,174,968

13

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the years ended December 31, 2022 and 2021
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries (ii)	Total equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	‐	55,391	9,533,746	376,519	9,910,265
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	‐	850,463	‐	850,463	33,415	883,878
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	42,852	73,049	‐	‐	115,901	11,032	126,933
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	42,852	73,049	850,463	‐	966,364	44,447	1,010,811
Issuance of shares related to the subscription warrants - indemnification		‐	‐	1,819	‐	‐	‐	‐	‐	‐	‐	‐	1,819	‐	1,819
Equity instrument granted	9.c; 25.b	‐	11,639	613	643	‐	‐	‐	‐	‐	‐	‐	12,895	‐	12,895
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(183)	‐	‐	‐	‐	183	‐	‐	‐	‐
Dividends prescribed		‐	‐	‐	‐	‐	‐	‐	‐	‐	10,487	‐	10,487	1,329	11,816
Gains arising from payments of fixed dividends to preferred shares of subsidiaries		‐	‐	‐	‐	‐	‐	‐	‐	‐	971	‐	971	(971)	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	11,641	‐	‐	(11,641)	‐	‐	‐	‐
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(19,005)	(19,005)
Approval of additional dividends by the Ordinary General Meeting		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(55,391)	(55,391)	‐	(55,391)
Legal reserve	25.g	‐	‐	‐	‐	‐	42,523	‐	‐	‐	(42,523)	‐	‐	‐	‐
Investments statutory reserve	25.g	‐	‐	‐	‐	‐	‐	403,970	‐	‐	(403,970)	‐	‐	‐	‐
Proposed dividends (R$ 0.17 per share)	25.g	‐	‐	‐	‐	‐	‐	‐	‐	‐	(185,896)	‐	(185,896)	‐	(185,896)
Interim dividends (R$ 0.20 per share)	25.g	‐	‐	‐	‐	‐	‐	‐	‐	‐	(218,074)	‐	(218,074)	‐	(218,074)
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	‐	‐	10,066,921	402,319	10,469,240

(i)	Cumulative translation adjustment from discontinued operation. The accumulated effects were reclassified to income as a result of the sale of Oxiteno (see note 4.b).
(ii)	Are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the financial statements.

14

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the years ended December 31, 2022 and 2021
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Cash flows from operating activities from continuing operations
Profit from continuing operations		1,498,981	785,199	1,538,211	818,614
Adjustments to reconcile net income to cash provided by operating activities from continuing operations
Share of profit (loss) of subsidiaries, joint ventures and associates	13	(1,312,346)	(828,972)	(12,181)	17,634
Amortization of contractual assets with customers - exclusivity rights	12	‐	‐	504,907	282,521
Amortization of right-of-use assets	14	11,444	6,093	288,419	260,716
Depreciation and amortization	15	1,608	11,936	732,241	653,118
PIS and COFINS credits on depreciation	16	‐	‐	6,663	7,081
Interest and foreign exchange rate variations		104,377	26,985	1,625,987	1,133,882
Deferred income and social contribution taxes	10.b	(31,552)	(7,693)	(296,459)	(242,246)
Currents income and social contribution taxes	10.b	(151,630)	(3,022)	637,973	430,280
Loss on disposal of property, plant and equipment and intangible assets or assets write-off and other assets		(2,799)	(124)	(322,190)	(184,189)
Reversal (loss) allowance for expected credit losses		‐	‐	(49,989)	(3,123)
Provision for losses with inventories		‐	‐	26,356	(826)
Provision for post-employment benefits		(292)	(98)	1,939	(2,393)
Equity instrument granted		(5,126)	9,264	9,944	9,364
Provision for decarbonization - CBIO	27	‐	‐	638,542	161,281
Provision for tax, civil and labor risks		3,586	(30)	61,039	93,328
Other provisions and adjustments		9,470	(1,759)	5,448	2,332
		125,721	(2,221)	5,396,850	3,437,374
(Increase) decrease in assets
Trade receivables and reseller financing	6	‐	‐	(779,239)	(956,779)
Inventories	7	‐	‐	(1,004,819)	(1,626,670)
Recoverable taxes	8	(46,861)	(10,538)	(2,056,104)	(826,133)
Dividends received from subsidiaries and joint ventures		356,467	428,459	146	1,005
Other assets		(9,031)	(32,992)	(224,379)	(19,392)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	18	19,654	10,011	1,557,837	2,425,821
Salaries and related charges	19	20,879	13,077	130,586	63,066
Taxes payable	20	348	285	(9,442)	11,733
Other liabilities		(4,765)	8,867	677,016	(55,099)
Acquisition of CBIO	16	‐	‐	(635,130)	(176,837)
Payments of contractual assets with customers - exclusivity rights	12	‐	‐	(710,908)	(420,261)
Payments of contingencies		‐	‐	(84,939)	(24,351)
Income and social contribution taxes paid		(15,630)	‐	(283,331)	(230,036)
Net cash provided by operating activities from continuing operations		446,782	414,948	1,974,144	1,603,441
Net cash provided by operating activities from discontinued operations		‐	269,299	30,550	982,519
Net cash provided by operating activities		446,782	684,247	2,004,694	2,585,960

The accompanying notes are an integral part of the financial statements.

15

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the years ended December 31, 2022 and 2021
(In thousands of Brazilian Reais)

		Parent		Consolidated
		12/31/2022	12/31/2021	12/31/2022	12/31/2021
Cash flows from investing activities
Financial investments, net of redemptions	5.b	625,420	(24,285)	1,567,962	1,863,053
Acquisition of property, plant and equipment	15	(26)	(11,760)	(929,236)	(1,028,419)
Acquisition of intangible assets	16	(3,241)	(197)	(277,600)	(237,488)
Receipt of intercompany loan owed by Oxiteno S.A. to Ultrapar International	1.b.2	-	‐	3,980,699	‐
Cash provided by disposal of investments and property, plant and equipment		2,503,875	‐	2,839,676	322,494
Capital increase in subsidiary		(369,021)	(115,456)	-	‐
Capital increase in joint ventures		-	‐	(28,000)	(25,700)
Net cash consumed by subsidiaries acquisition		(1,823,105)	-	(5,985)	-
Transactions with discontinued operations		-	‐	987,895	-
Capital decrease in associates and redemption of shares	13	23,065	‐	‐	1,500
Initial direct costs of right-of-use assets		‐	‐	(12,120)	(14,905)
Related parties	9.a	‐	346,672	‐	2,334

Net cash provided by investing activities from continuing operations		956,967	194,974	8,123,291	882,869
Net cash consumed by investing activities from discontinued operations		‐		(220,190)	(158,733)
Net cash provided by investing activities		956,967	194,974	7,903,101	724,136

Cash flows from financing activities
Loans and debentures
Proceeds	17	‐		1,519,580	1,383,611
Repayments	17	‐	(1,000,000)	(5,848,611)	(2,426,222)
Interest and derivatives paid	17	(182,552)	(102,871)	(1,398,229)	(733,791)
Payments of lease
Principal	14	(4,371)	(8,079)	(351,011)	(304,975)
Interest paid	14	(52)	(383)	(6,868)	(15,267)
Dividends paid		(635,725)	(694,406)	(638,280)	(705,753)
Proceeds of financial liabilities of customers		-	-	162,895	-
Payments of financial liabilities of customers		-	-	(173,948)	-
Capital increase made by non-controlling interests and redemption of shares		‐	‐	21,682	‐
Related parties		2,875	(598)	(18,926)	(177)

Net cash consumed by financing activities from continuing operations		(819,825)	(1,806,337)	(6,731,716)	(2,802,574)
Net cash consumed by financing activities from discontinued operations		‐	‐	(179,025)	(552,967)
Net cash consumed by financing activities		(819,825)	(1,806,337)	(6,910,741)	(3,355,541)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(24,025)	(4,547)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	‐	(19,316)	56,553

Increase (decrease) in cash and cash equivalents - continuing operations		583,924	(927,116)	3,341,694	6,561
Decrease in cash and cash equivalents - discontinued operations		-	-	(387.981)	-

Cash and cash equivalents at the beginning of the year - continuing operations	5.a	21,533	948,649	2,280,074	2,661,494
Cash and cash equivalents at the beginning of the year - discontinued operations		‐	‐	387,981	‐

Cash and cash equivalents at the end of the year - continuing operations		605,457	21,533	5,621,768	2,280,074
Cash and cash equivalents at the end of the year - discontinued operations	5.a	‐	‐	‐	387,981

Non-cash transactions:
Contingent consideration – subsidiaries purchase		-	-	89,640	-
Addition on right-of-use assets and leases payable		‐	6,500	482,439	227,977
Movement without cash effect of escrow deposits and provision for tax, civil and labor risks		‐	‐	41,888	-
Addition on contractual assets with customers - exclusivity rights		‐	‐	63,061	269,725
Capital increase performed by non-controlling interests		-	-	13,519	-
Reversal fund - private pension		‐	‐	3,107	2,656
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		942	1,819	942	1,819

The accompanying notes are an integral part of the financial statements.

16

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the years ended December 31, 2022 and 2021
(In thousands of Brazilian Reais)

	Note	Parent		Consolidated
		12/31/2022	12/31/2021	12/31/2022	12/31/2021
Revenue
Gross revenue from sales and services, except rents and royalties		‐	‐	147,721,609	114,582,170
Rebates, discounts and returns		‐	‐	(949,451)	(1,351,464)
Reversal (loss) allowance for expected credit losses	6	‐	‐	49,989	3,123
Amortization of contractual assets with customers - exclusivity rights	12	‐	‐	(504,907)	(282,521)
Gain (loss) on disposal of assets and other operating income, net	27; 28	2,699	1,817	(345,233)	280,355
		2,699	1,817	145,972,007	113,231,663
Materials purchased from third parties
Raw materials used		‐	‐	(5,772,808)	(709,063)
Cost of products and services sold		‐	‐	(130,740,502)	(104,452,894)
Materials, energy, third-party services and others		189,923	174,886	(2,279,098)	(2,039,211)
Provision for assets losses		‐	‐	16,521	4,456
		189,923	174,886	(138,775,887)	(107,196,712)
Gross value added		192,622	176,703	7,196,120	6,034,951
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	14.a; 15; 16	(13,052)	(18,029)	(1,020,660)	(920,915)
Net value added produced by the Company		179,570	158,674	6,175,460	5,114,036
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures and associates	13	1,312,346	828,972	12,181	(17,634)
Rents and royalties		‐	‐	288,550	105,329
Financial income	29	218,440	68,314	706,689	460,154
		1,530,786	897,286	1,007,420	547,849
Value added from continuing operations available for distribution		1,710,356	1,055,960	7,182,880	5,661,885
Value added from discontinued operations available for distribution		106,516	65,264	547,144	1,837,359
Total added value available for distribution		1,816,872	1,121,224	7,730,024	7,499,244
Distribution of value added
Personnel and related charges
Salaries and wages		140,753	123,695	1,021,980	952,094
Benefits		21,554	17,110	277,006	289,622
Government Severance Indemnity Fund for Employees (FGTS)		7,678	6,653	70,912	71,408
Others		7,592	4,701	88,631	50,264
		177,577	152,159	1,458,529	1,363,388
Taxes, fees, and contributions
Federal		(144,949)	13,099	1,459,408	1,723,319
State		‐	‐	418,464	484,618
Municipal		1,762	2,472	115,368	110,485
		(143,187)	15,571	1,993,240	2,318,422
Financial expenses and rents
Interest, exchange variations and financial instruments		165,824	98,262	2,051,360	1,066,953
Rents		8,643	1,739	23,256	47,612
Others		2,518	3,030	118,284	46,896
		176,985	103,031	2,192,900	1,161,461
Remuneration of own capital
Dividends		106,567	403,970	108,004	425,407
Interest on capital		450,004	‐	450,004	‐
Retained earnings		942,410	381,229	980,203	393,207
		1,498,981	785,199	1,538,211	818,614
Value added from continuing operations distributed		1,710,356	1,055,960	7,182,880	5,661,885
Value added from discontinued operations distributed		106,516	65,264	547,144	1,837,359
Value added distributed		1,816,872	1,121,224	7,730,024	7,499,244

 The accompanying notes are an integral part of the financial statements.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021
1 Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 31.

These financial statements were authorized for issuance by the Board of Directors on February 15, 2023.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of  comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

a.2. Interest in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share capital
			12/31/2022		12/31/2021
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (3)	Brazil	Extrafarma	-	-	-	100
Ultragaz Participações Ltda. (8)	Brazil	Ultragaz	100	-	-	-
Ultragaz Energia Ltda. (10)	Brazil	Ultragaz	-	100	-	100
Stella GD Intermediação de Geração Distribuída de Energia Ltda. (9)	Brazil	Ultragaz	-	100	-	-
Companhia Ultragaz S.A. (8)	Brazil	Ultragaz	-	99	-	99
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.(7)	Brazil	Ultragaz	-	100	-	100
LPG International Inc. (7)	Cayman Islands	Ultragaz	-	100	-	100
UVC Investimentos Ltda	Brazil	Others	100	-	-	99
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Others	100	-	100	-
Oxiteno S.A. Indústria e Comércio (4)	Brazil	Oxiteno	-	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	-	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	-	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	-	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	-	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	-	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	-	-	100
Oxiteno USA LLC	United States	Oxiteno	-	-	-	100
Global Petroleum Products Trading Corp. (5)	British Virgin Islands	Oxiteno	-	-	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	-	-	100
Oxiteno Colombia S.A.S.	Colombia	Oxiteno	-	-	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	-	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	-	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A. (2)	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Ultracargo Vila do Conde Logística Portuária S.A. (6)	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-

The percentages in the table above are rounded.

(1)	Non-operating company in closing phase.

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

(2)	In April 2021, the name of subsidiary Terminal Químico de Aratu S.A - Tequimar was changed to Ultracargo Logística S.A. (“Ultracargo Logística”).
(3)	On May 18, 2021, the Company announced the signing of an agreement for the sale of all shares of Extrafarma to Pague Menos. As of December 31, 2021, the Company reclassified the subsidiary’s balances to “assets and liabilities held for sale”, being the transaction closed on August 1, 2022 after the fulfillment of all conditions precedent. For further details, see note 4.c.1.
(4)	On August 16, 2021, the Company announced the signing of an agreement for the sale of its interest in Oxiteno S.A. to Indorama. As of December 31, 2021, the Company reclassified the subsidiary’s balances to “assets and liabilities held for sale”. On April 1, 2022, the transaction was consummated.
(5)	On January 27, 2022, the subsidiary Global Petroleum Products Trading Corp (“GPPT”) was dissolved.
(6)	On April 29, 2022, the name of subsidiary Tequimar Vila do Conde Logística Portuária S.A was changed to Ultracargo Vila do Conde Logística Portuária S.A.
(7)	On July 1, 2022, the indirect subsidiaries Bahiana Distribuidora de Gás Ltda. (“Bahiana”) and LPG International Inc. (“LPG”) became controlled by Ultragaz.
(8)	On August 1, 2022, the subsidiary Companhia Ultragaz S.A. (“Ultragaz”) became directly controlled by Ultrapar. In November 2022, Ultragaz became an investee of Ultragaz Participações Ltda.
(9)	On September 12, 2022, the Company through its subsidiary Ultragaz Energia Ltda., signed an agreement for the acquisition of all quotas of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The closing of the acquisition ocurred on October 1, 2022 (see note 34.a).
(10)	On November 18, 2022, the name of subsidiary Ultragaz Comercial Ltda. was changed to Ultragaz Energia Ltda.

b. Main events that occurred in the year

b.1 Clarifications on the impacts of the military conflicts between Russia and Ukraine

On February, 2022 a full-scale military invasion of Ukraine by Russian troops began. Since then, global markets have experienced volatility and disruption following the escalation of geopolitical tensions and the onset of military conflict between these countries. While the duration and the impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has and may lead to market disruptions and significant volatility in commodity prices, including crude oil, which may affect the prices of petroleum-based fuel and the demand in the markets in which we operate. Furthermore, the governments of the United States and other countries have imposed economic sanctions on Russia, including politicians and corporate and banking entities. These sanctions, or even the threat of further sanctions, may lead Russia to take countermeasures or retaliatory actions, which may lead to further disruptions in the market and an increase in crude oil prices and its derivatives globally, which may negatively impact our business and operations.

In addition, any new global financial crisis could have a negative impact on our borrowing cost and on our ability to obtain future borrowings. Disruptions in the financial markets could also lead to a reduction in available commercial credit due to liquidity concerns of the counterparties. If we experience a decrease in demand for our products or an increase in the default rate on our receivables, or if we are unable to obtain borrowings, our business, financial condition and results of operations could be adversely affected.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b.2 Conclusion (“closing”) of Oxiteno S.A. sale agreement

On August 16, 2021, the Company signed the agreement for the sale of all shares of Oxiteno S.A. – Indústria e Comércio (“Oxiteno S.A.”) to Indorama Ventures PLC (“Indorama”). On March 7, 2022, the Administrative Council for Economic Defense (CADE) approved the transaction without restrictions. On April 1, 2022, all conditions precedent were met and the transaction was completed. The initial payment of US$ 1,150 million (equivalent to R$ 5,448 million )(1), adjusted for variations in working capital and net debt position of US$ 176 million (equivalent to R$ 834 million)(1) , resulted in a total initial payment of US$ 1,326 (equivalent to R$ 6,282 million)(1) , made on April 1, 2022. The final payment of US$ 150 million will be made in April 2024. The Company held a 100% interest in Oxiteno S.A. For further information see note 4.b.

(1) Amount converted into reais at the exchange rate on the closing date of the transaction (US$ 1.00 to R$ 4.7372).

b.3 Conclusion (“closing”) of Extrafarma sale agreement

On May 18, 2021 the Company signed the agreement for the sale of all shares of Extrafarma held by subsidiary IPP to Empreendimentos Pague Menos S.A. (“Pague Menos”). On June 22, 2022, CADE approved the transaction, through the execution of a Merger Control Agreement (“Acordo em Controle de Concentrações - ACC”), providing for the divestment of 8 Extrafarma stores, which did not result in change in the enterprise value. On August 1, 2022, the transaction was closed, after the fulfillment of all conditions precedent. The amount of R$ 700 million was adjusted by the variations in working capital and net debt position of R$ 37.7 million resulting in the total amount of R$ 737.7 million. This amount is still subject to final working capital and net debt adjustments. Of the first installment of R$ 372.3 million, R$ 365.4 million was paid by Pague Menos on August 1, 2022 and R$ 6.9 million was paid in cash by shareholders who exercised their preemptive rights. The payment of the two remaining installments of R$ 182.7 million each will be made in August 2023 and August 2024 by Pague Menos, corrected by CDI + 0,5% p.a. The Company held a 100% interest in Extrafarma, through subsidiary Ipiranga. For further information see note 4.a.

b.4. Signing of an agreement for the acquisition of Stella by Ultragaz

On September 12, 2022, Ultrapar signed an agreement for the acquisition of all quotas of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”), which was closed on October 1, 2022. The acquisition value is a minimum amount of R$ 63 million, with an initial payment of R$ 7.6 million. The remaining acquisition amount proportional to the share held by the sellers will be settled in 2027, and is mainly subject to the acquired company’s performance conditions. For further information, see note 34.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021
2 Basis of preparation and presentation of the parent's individual and consolidated financial statements and significant accounting policies

The parent’s individual and consolidated financial statements (“financial statements”) have been prepared in accordance with the International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board (“IASB”) and with the accounting practices adopted in Brazil.

The accounting practices adopted in Brazil include those in the Brazilian corporate law and in the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the financial statements, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s financial statements is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the financial statements requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The financial statements have been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in these financial statements.

a. Revenue recognition

Revenues from sales and services rendered under contracts with customers are recognized on the accrual basis when, or as, performance obligations are satisfied by transferring the control of a promised good or service to a customer in such a way that the customer obtains substantially all rewards generated, according to incoterms of each transaction, and when it is highly probable that the Company and its subsidiaries will receive the consideration in exchange for the transferred goods or services.

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The Company and its subsidiaries recognize revenue under the 5-step model, in accordance with IFRS 15/CPC 47: (1) identification of contracts with customers, (2) identification of the performance obligations, (3) determination of the transaction price, (4) allocation of the transaction price to performance obligations under the contracts and (5) revenue recognition when (or as) the performance obligation is satisfied and the control of the goods or assets is transferred to the customer.

Revenue is measured and stated at the fair value of the consideration to which the Company and its subsidiaries expect to be entitled to, less returns, discounts, rebates, sales taxes, amortization of assets from contracts with customers, and other deductions, if applicable. The Company’s subsidiaries do not have obligations for return or refund in their contracts with customers and do not have significant financing component that directly impacts the determination of the expected consideration.

At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Deferred revenue from loyalty program is recognized in the statement of income when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss, or when points expire. Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the statement of income as a deduction of the revenue from sale, according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 12). At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Ultracargo, the revenue from storage services provided is recognized as services rendered or according with contractual terms. The breakdowns of revenues from sales and services are shown in Notes 26 and 31.

b. Cash and cash equivalents

Includes cash, bank deposits, and short-term up to 90 days of maturity, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 5.a.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c. Financial assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

  Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss and balances are stated at amortized cost using the effective interest rate method. The financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified substantially as measured at amortized cost.

  Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned and the exchange variation are recognized in equity in the “Valuation adjustments”, net of income taxes. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement.

  Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or as measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the statement of income. Investment funds and derivatives are classified as measured at fair value through profit or loss.

  The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

  Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statement of income. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedged item is also measured at fair value. Gains and losses from hedge instruments and hedged items are recognized in the statement of income. The hedge accounting must be discontinued when the hedge becomes ineffective.

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

  Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statement of income. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as "Valuation adjustments", net of income taxes, while the ineffective portion is recognized in the statement of income. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall is recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line item of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statement of income in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

  Hedge accounting – hedge of net investments in foreign operations: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in “Cumulative translation adjustments”, net of income taxes, while the ineffective portion and the operating costs are recognized the statement of income. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statement of income when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 32.

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced to the counterparty that the Company subsidiaries are entitled (see Notes 6.a and 32.d.3). The loss allowance for expected credit losses consider the expected losses for the next 12 months taking into account the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by Management to be sufficient to cover any loss on realization of trade receivables.

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Notes 6.b and 32.d.3). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The maximum subsidized rates are 1% per month. These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the subsidized rate is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized in the financial result.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 7). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered in  these estimates, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Contractual assets with customers - exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 12).

g. Assets and liabilities held for sale and discontinued operations

Non-current assets and related liabilities are classified as held for sale if it is highly probable that their book value will be recovered, primarily, through a sale transaction rather than continued use. The classification criteria are met only when the sale is highly probable, the asset or group of assets is held for immediate sale in its current condition and the sale is expected to occur within 12 months after classification as held for sale.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

A line of business or subsidiary is classified as discontinued operation when the sale of a component of the company that represents an important separate line of business or when the operation meets the criteria to be classified as held for sale, if occurs before, being its results and cash flows presented separately based on the classification of the respective assets and liabilities as held for sale.

Assets and liabilities held for sale and discontinued operations are measured at the lower of the book value and fair value, net of selling expenses, and presented separately in the statement of financial position.

h. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the parent’s individual financial statements (see Notes 1.a and 13). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 13). An associate is an investment in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establishes that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

i. Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the statement of financial position right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, discounted by the incremental loan rate of the Company, considering the related contract costs (see Note 14). The amortization expenses of right-of-use assets is recognized in the statement of income over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interest is recognized in the statement of income using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the statement of financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention in purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.u).

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Right-of-use assets include amounts related to area port leases grants (see Note 33.b).

The Company and its subsidiaries apply the recognition exemptions to short-term leases of 12 months or less and lease contracts of low value assets, which do not have purchase option at the end of the contract. In these cases, the recognition of the lease expense in the statement of income is on a straight-line basis.

j. Property, plant and equipment

PP&E is recognized at acquisition or construction cost, including capitalization of right-of-use assets amortization and financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.o and 22), less accumulated depreciation and, when applicable, less provision for impairment (see Note 15).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 15, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

k. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested for impairment annually, or more frequently when there is indication that the goodwill might be impaired. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 16.a).

  Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using the straight-line method, over the periods mentioned in Note 16, taking into account their useful lives, which are reviewed annually.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

  The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being retired according decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy. On July 22, 2022, the Decree No. 11,141/2022 was published, which establish on an exceptional basis, the retirement deadline of decarbonization credits until September 2023, to comprove the goal of 2022.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 16.a.).

l. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred, less the provisions for losses and, if applicable, adjusted to present value.

m. Financial liabilities

The financial liabilities include trade payables, trade payables - reverse factoring, other payables, financing, loans, debentures, leases payable and derivative financial instruments used as hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus accrued interest and net of amortization and transaction costs. Interest expense is recognized in the statement of income using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of income taking into account its term, using the effective interest rate method (see Note 17.b).

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

n. Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve in subsidiaries’ equity and is excluded from the dividend calculation base and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL see Note 10.

For purposes of disclosure deferred tax assets were offset against the deferred tax liabilities, in the same taxable entity and the same tax authority.

o. Provision for asset retirement obligation - fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue inflation effect using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 22). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in the statement of income when they become known.

p. Provision for tax, civil, labor risks and contingent assets

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 23). An entity shall not recognize a contingent asset. Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. However, when the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate. A contingent asset is disclosed where an inflow of economic benefits is probable.

q. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 21.b). The actuarial gains and losses are recognized in equity in “Accumulated other comprehensive income”, net of income taxes.

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

r. Other liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

s. Foreign currency transactions

Foreign currency transactions carried out by the Company and its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

t. Basis for translation of financial statements of foreign subsidiaries

t.1 Subsidiaries with administrative authority

Assets and liabilities of the foreign subsidiaries denominated in currencies other than Brazilian Real which have administrative authority are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized on equity in other comprehensive income amount on the account “cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. On December 31, 2022 the Company does not have foreign subsidiaries with administrative authority. On December 31, 2021 the gains with exchange rate totaled R$ 304,645 related to the subsidiary Oxiteno which in April 1, 2022 was saled to Indorama (see note 1.b.2 for more information).

t.2 Subsidiaries without administrative authority

The Company has foreign subsidiaries without administrative authority. Assets and liabilities of the other foreign subsidiaries, which do not have administrative authority, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result.

u. Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

u.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.h, 2.v., 4 and 13), the determination of joint control in joint ventures (Notes 2.h and 13), the determination of significant influence in associates (Notes 2.h and 13.c) and determination of assets and liabilities held for sale and discontinued operations (Note 4).

u.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments, including derivatives (Notes 2.c, 2.m, 5, 17 and 32), the determination of the loss allowance for expected credit losses (Notes 2.d, 6 and 32.d.3), the determination of provisions for losses of inventories (Notes 2.e and 7), the estimates of realization of deferred IRPJ and CSLL amounts (Notes 2.n and 10.a), realization amount of tax recoverable (Note 8), the useful lives and discount rate of right-of-use assets (Notes 2.i and 14), the useful lives of property, plant and equipment (Notes 2.j and 15), the useful lives of intangible assets and recoverable value of assets, including goodwill (Notes 2.k and 16.a), provisions for assets retirement obligations (Notes 2.o and 22), provisions for tax, civil, and labor risks (Notes 2.p and 23), estimates for the preparation of actuarial reports (Notes 2.q and 21.b), determination of fair value of subscription warrants – indemnification (Notes 25 and 32.i), and definition of fair value of the contingent consideration set for the business combination (Note 34).   The actual result of the transactions and information may differ from their estimates.

v. Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually or more frequently when there is indication that such assets might be impaired. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

 As of December 31, 2022, the Company and its subsidiaries did not record any  losses with impairment of assets. As of December 31, 2022, the recognized impairment amount was R$ 427,529 and deferred income and social contribution taxes effects amounted to R$ 145,360, resulting in a net loss of R$ 282,169. On August 31, 2022, the Company, through its subsidiary Ipiranga, sold its subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) and wrote off the provision for impairment of assets allocated to subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). See Note 4.a.

w. Business combinations

A business combination is accounted for applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of income. Costs related to the acquisitions are recorded in the statement of income when incurred. For further details, see note 34.

Business combination between entities under common control

Business combinations between entities under common control have not been addressed under IFRS and how they should be disclosed remains unclear. IFRS 3 is the standard applicable to business combinations, but its scope explicitly excludes business combinations between entities under common control.

Predecessor basis of accounting

In accordance with IAS 8, Management has adopted the predecessor basis of accounting, which is consistent with United States Generally Accepted Accounting Principles (“USGAAP”) and United Kingdom Generally Accepted Accounting Principles (“UKGAAP”), to record the carrying amount of the asset received, as recorded by the parent company.

Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value as at the transfer date. If the book value of the assets and liabilities transferred by the parent is different from the historical cost recorded by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent, as a counter-entry to shareholders' equity against the carrying value adjustments.

x. Statements of value added

The statement of value added (“DVA”) has been prepared using information obtained from the same accounting records used to prepare the financial statements and pursuant to the provisions of CPC 09 - Statement of Value Added. The first part of the DVA presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied thereon, other income and the effects of the allowance for expected credit losses), materials purchased from third parties (cost of sales and purchases of materials, energy and third-party services, including taxes levied at the time of the purchase, the effects of impairment and recovery of assets, and depreciation and amortization) and the value added received from third parties (share of profit of subsidiaries, joint ventures and associates, financial income and other income). The second part of the DVA presents the distribution of wealth among personnel, taxes fees and contributions, and remuneration of third-party capital and remuneration of own capital.

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

 The statements of value added (“DVA”) are presented as an integral part of the financial statements as applicable to publicly traded companies in Brazil, according to Law 11,638/07 and as supplemental information for the IFRS, which does not require the presentation of DVA.

y. Statements of cash flows

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions in the investing activities and received dividends in the operating activities.

z. Financial liabilities of customers

Refers to contract obligations of payments in installments of exclusivity rights with customers of subsidiary Ipiranga, where there was the anticipation of these receivables by customers with certain financial institutions. Ipiranga as guarantor of the operation, assumes the payment of installments falling due with the financial institution in exchange for the right of exclusivity with the customers (see Note 12).

Considering that the average term of maturity of these obligations is 50 monthly installments and the amounts do not bear interest, the Company recorded an adjustment to present value ("APV"), with contrast registered at the rubric “Contractual assets with customers – exclusivity rights”. The APV reversion will occur over the contractual term with impact in financial result with an approximate average rate of 13.7% p.a.

3. New accounting policies and changes in accounting policies

These financial statements were prepared using information from Ultrapar and its subsidiaries on the same date, as well as consistent accounting policies and practices.

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the following standards and interpretations issued by the International Accounting Standards Board (IASB) and, on the date the financial statements were authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

  New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated financial statements, are described below.

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on January 1, 2022 had no significant impact on the financial statements for the year ended December 31, 2022:

  CPC 15 (R1)/IFRS 3 Business Combinations – Reference to the Conceptual Framework - The amendments update the reference to the conceptual framework of the old version with the most recent one. They also include in IFRS 3 a requirement that, for obligations within the scope of IAS 37 (CPC 25), the buyer adopts the standard to determine whether at the acquisition date a present obligation exists as a result of past events.  For a levy within the scope of IFRIC 21 (ICPC 21) - Levies, the buyer adopts the standard to determine whether the obligating event that gave rise to a liability to pay a levy occurred until the acquisition date.

  CPC 27/IAS 16 Property, Plant and Equipment - Proceeds before Intended Use - The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such costs in profit or loss.

  CPC 25/IAS 37 Provisions, Contingent Assets and Liabilities - Onerous Contracts – The amendments specify that the cost to fulfill a contract comprises incremental costs incurred to fulfill such contract (e.g. employees or materials) and the allocation of other costs directly related to the fulfillment of a contract (e.g. allocation of depreciation expenses for an item of property, plant and equipment used to fulfill a contract).

Annual Improvements to IFRSs 2018-2020 Cycle - amendments included in the annual improvement cycle that covers the following standards:

  CPC 48/IFRS 9 – Financial Instruments: The amendment clarifies that in applying the '10 per cent' test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

  CPC 06(R2)/IFRS 16 – Leases (effective period not applicable): The amendment removes the illustration of the reimbursement of leasehold improvements. As the amendment to IFRS 16 is only an illustrative example, no effective date is defined.

  CPC 37/IFRS 1 - First-time Adoption of International Financial Reporting Standards: The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences.

  CPC 29/IAS 41 - Biological Assets and Agricultural Produce: The amendment excluded the IAS 41 requirement for entities to exclude any cash flows for taxation in measuring the fair value of biological assets.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations to IFRSs issued by the IASB were not adopted because they were not yet effective in the year ended December 31, 2022. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and they do not expect to have significant impact on their future individual and consolidated financial statements.

  CPC 36(R3)/ IFRS 10 and CPC 18 (R2)/IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – The amendments address specifically the accounting treatment for gains and losses resulting from loss of control over a subsidiary that does not constitute a business in a transaction with an associate or joint venture, accounted for using the equity method of accounting.

  CPC 50 / IFRS 17 - Insurance Contracts - Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts – (CPC 11).

  CPC 26 (R1)/IAS 1 – Classification of Liabilities as Current or Non-current - The amendments clarify the meaning of a right to postpone the settlement of a liability; establish that the right to postpone should exist at the reporting date; specify that such classification is not affected by the expectation on whether an entity will exercise its right to postpone the settlement of the liability, and, also, that only if an embedded derivative into a convertible liability is an equity instrument, the terms of a liability would not affect their classification.

  CPC 26(R1)/ IAS 1 and practical expedient 2 of IFRS – Disclosure of Accounting Policies – The amendments replace the term "significant accounting policies" with "significant accounting policy information". Guides and examples are provided to help entities to apply the materiality judgment for the disclosure of accounting policies.

  CPC 23/IAS 8 – Definition of Accounting Estimates - The amendments help entities distinguish changes in accounting estimates from changes in accounting policies and correction of errors. According to the new definition, accounting estimates are “monetary amounts in the financial statements that are subject to measurement uncertainty”.

  CPC 32/ IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction – The amendments introduce another exception to the initial recognition exemption, and are not applicable to exemption for transactions that result from equal temporary taxable and deductible differences. An entity shall recognize the corresponding deferred tax asset and liability in accordance with the recoverability criteria and the application of the amendments to transactions occurred in or after the beginning of the earliest comparative reporting period. Examples include the following: right-of-use assets and lease liabilities; and decommissioning, remediation and similar liabilities, and the corresponding amounts recognized as part of the cost of the related asset.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

4. Discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced the contracts signing described below and, classified these transactions as discontinued operations.

a. Sale of shares of Extrafarma

On August 1, 2022, the transaction was closed, including the fulfillment of all conditions precedent. For further information, see Note 1.b.3.

On December 31, 2022, the Company calculated the result from the conclusion of the transaction, considering the sales revenue, less write-off of the investment, plus transaction costs, as shown below:

Amount
Total value of Extrafarma’s purchase and sale agreement	700,000
Cash/ Net debt on December 31, 2020	(99,897)
Operation sale price	600,103
Estimated working capital and net debt adjustments	121,522
Cost of investment	(1,115,102)
Reversal of impairment (*)	427,529
Provision for indemnities	(9,995)
Transaction costs	(13,282)
Gain on disposal of investments before the effect of cessation of depreciation	10,775
Cessation of depreciation	(27,084)
Gain (loss) on disposal of investments after the effect of depreciation	(16,309)
Current income and social contribution taxes	138,298
Deferred income and social contribution taxes	(141,962)
Gain (loss) on disposal of investments, net	(19,973)

(*) For more information, see Note 2.v.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b. Sale of shares of Oxiteno S.A.

On August 16, 2021, the Company announced the signing of an agreement for the sale of all shares of Oxiteno S.A. to Indorama. On April 1, 2022, the Company announced the conclusion of the transaction after approval by CADE without restrictions. For further information, see Note 1.b.2.

On December 31, 2022, the Company calculated the result from the conclusion of the transaction, considering the sales revenue, less write-off of the investment, plus transaction costs, as shown below:

Amount
Total value of Oxiteno’s purchase and sale agreement	6,994,191
Working capital and net debt adjustments	(13,146)
Proceeds from settlement of intercompany loan held by Oxiteno	(3,980,702)
Adjustment to present value on transaction closing date referring to deferred installment	(81,397)
Revenue from the sale of investments, net of adjustment to present value	2,918,946
Cost of write-off of investment	(2,118,949)
Cumulative translation adjustments, net of cash flow hedging losses, reclassified to the statement of income	(277,045)
Transaction costs	(77,843)
Provision for indemnities	(136,103)
Gain on disposal of investments before the effect of cessation of depreciation	309,006
Cessation of depreciation	(51,372)
Gain on disposal of investments after the effect of depreciation	257,634
Current income and social contribution taxes	(245,478)
Deferred income and social contribution taxes	46,247
Gain on disposal of investments, net	58,403

For further information, see Note 1.b.2.

c. Disclosure of the impacts of IFRS 5 (CPC 31) - discontinued operations

The tables of discontinued operation are detailed below and include the profit or loss incurred throughout 2022 and 2021, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, among others.

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c.1 The results and cash flows from discontinued operations for the year  ended December 31, 2022 are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Ultrapar	12/31/2022
Net revenue from sales and services	2,039,287	1,235,487	(7,241)	‐	3,267,533
Cost of products and services sold	(1,580,000)	(912,310)	7,241	‐	(2,485,069)
Gross profit	459,287	323,177	‐	‐	782,464
Selling, marketing and administrative	(201,365)	(438,601)	‐	‐	(639,966)
Other operating income (expenses), net	10,736	(5,951)	‐	241,325	246,110
Operating income (loss)	268,658	(121,375)	‐	241,325	388,608
Share of profit (loss) of subsidiaries, joint ventures and associates	(231)	‐	‐	‐	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(121,375)	‐	241,325	388,377
Financial result, net	23,153	(25,059)	54,431	‐	52,525
Income (loss) before income and social contribution taxes	291,580	(146,434)	54,431	241,325	440,902
Income and social contribution taxes	(16,924)	20,826	(18,507)	(202,895)	(217,500)
Net effect of cessation of depreciation (i)	51,372	27,084	‐	‐	78,456
Net income (loss) for the year	326,028	(98,524)	35,924	38,430	301,858

(*) Elimination between continuing and discontinued operations related to the interest on the intercompany loan between Ultrapar International and Oxiteno.

(i) As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of CPC 31/IFRS 5.

The impact of the proceeds from the sale of Oxiteno in the total amount of R$ 6.2 billion was considered in the statement of cash flows as a continuing operation, comprising the sale of the investment of approximately R$2.3 billion and the receipt of the intercompany loan owed by Oxiteno S.A. to Ultrapar International in the approximate amount of R$3.9 billion.

	Oxiteno	Extrafarma	Eliminations	12/31/2022
Net cash (used in) provided by operating activities	(81,558)	(68,370)	180,478	30,550
Net cash (used in) provided by investing activities	1,011,736	(25,323)	(1,206,603)	(220,190)
Net cash (used in) provided by financing activities	(1,245,754)	40,585	1,026,144	(179,025)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(19,316)	‐	‐	(19,316)
Increase (decrease) in cash and cash equivalents	(334,892)	(53,108)	19	(387,981)

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c.1.1 In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 301,858, classified as income from discontinued operations in the consolidated financial statements.

c.2 The main classes of assets and liabilities classified as held for sale on December 31, 2021 are shown below:

	Oxiteno	Extrafarma	Eliminations	Total
Assets
Current assets
Cash and cash equivalents	334,882	53,099	‐	387,981
Financial investments and derivative financial instruments	1,346,552	‐	‐	1,346,552
Trade receivables	993,960	35,743	‐	1,029,703
Inventories	1,671,662	578,206	‐	2,249,868
Recoverable taxes	634,718	62,053	‐	696,771
Other assets	51,829	26,145	(5,035)	72,939
Total current assets	5,033,603	755,246	(5,035)	5,783,814
Non-current assets
Financial investments and derivative financial instruments	492,430	‐	‐	492,430
Related parties	‐	1,674	(1,674)	‐
Deferred income and social contribution taxes	541,756	200,194	‐	741,950
Recoverable taxes	393,723	17,938	‐	411,661
Other assets	10,538	4,136	‐	14,674
	1,438,447	223,942	(1,674)	1,660,715
Investments	36,207	5,000	(22,047)	19,160
Right-of-use assets	31,871	318,183	‐	350,054
Property, plant and equipment	2,787,241	154,663	‐	2,941,904
Intangible assets	160,141	85,129	‐	245,270
Total non-current assets	4,453,907	786,917	(23,721)	5,217,103
Total assets held for sale	9,487,510	1,542,163	(28,756)	11,000,917

	Oxiteno	Extrafarma	Eliminations	Total
Liabilities
Current liabilities
Loans, financing and hedge derivative financial instruments	302,154	‐	(62,841)	239,313
Trade payables	493,800	225,487	(1,949)	717,338
Trade payables - reverse factoring	725,246	-	-	725,246
Salaries and related charges	176,941	45,843	-	222,784
Taxes payable	53,988	15,696	-	69,684
Income and social contribution taxes payable	12,415	‐	‐	12,415
Post-employment benefits	3,311	-	-	3,311
Provision for tax, civil and labor risks	2,946	520	-	3,466
Leases payable	11,702	64,312	-	76,014
Other liabilities	68,721	13,249	(13,264)	68,706
Total current liabilities	1,851,224	365,107	(78,054)	2,138,277
Non-current liabilities
Loans, financing and hedge derivative financial instruments	5,728,028	‐	(5,725,594) (*)	2,434
Related parties	2,875	‐	(2,875)	‐
Deferred income and social contribution taxes	12,964	‐	‐	12,964
Post-employment benefits	6,806	287	-	7,093
Provision for tax, civil and labor risks	33,149	2,370	-	35,519
Leases payable	22,786	314,915	-	337,701
Other liabilities	5,341	2,092	-	7,433
Total non-current liabilities	5,811,949	319,664	(5,728,469)	403,144
Total equity	1,824,337	857,392	(2,681,729)	-
Total liabilities held for sale and equity	9,487,510	1,542,163	(8,488,252)	2,541,421

(*) Elimination between the continued operations and discontinued operations related to loan between Ultrapar International and Oxiteno.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c.2.1 The results and cash flows from discontinued operations for the year ended  December 31, 2021 are shown below:

	Oxiteno	Extrafarma	Eliminations	Total
Net revenue from sales and services	7,102,771	1,986,932	(23,908)	9,065,795
Cost of products and services sold	(5,540,773)	(1,384,316)	23,908	(6,901,181)
Gross profit	1,561,998	602,616	‐	2,164,614
Operating income (expenses)
Selling, marketing and administrative	(978,221)	(685,794)	‐	(1,664,015)
Impairment	‐	(427,529)	‐	(427,529)
Other operating income (expenses), net	26,924	(1,109)	‐	25,815
Operating income (loss)	610,701	(511,816)	‐	98,885
Share of profit (loss) of subsidiaries, joint ventures and associates	48	‐	-	48
Income (loss) before financial result and income and social contribution taxes	610,749	(511,816)	-	98,933
Financial result, net	(431,441)	(45,265)	329,736	(146,970)
Income (loss) before income and social contribution taxes	179,308	(557,081)	329,736	(48,037)
Income and social contribution taxes	69,995	155,416	(112,110)	113,301
Net income (loss) for the year	249,303	(401,665)	217,626	65,264
Depreciation and amortization for the year (i)	308,564	154,850	-	463,414

(i) Balances included for a complete breakdown of segment information.

	Oxiteno	Extrafarma	Eliminations	Total
Net cash provided by (used in) operating activities	1,016,580	(33,273)	(788)	982,519
Net cash used in investing activities	(122,363)	(35,072)	(1,298)	(158,733)
Net cash (used in) provided by financing activities	(1,054,930)	35,286	466,677	(552,967)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	56,553	‐	‐	56,553
(Decrease) increase in cash and cash equivalents	(104,160)	(33,059)	464,591	327,372

c.2.2 In the Parent, the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, were re-presented as discontinued operations in the total amount of R$ 65,264 in the statement of income for 2021, as per Notes 4.c.2.1 and 13.

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

5 Cash and cash equivalents, financial investments and derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified based on business model of financial assets of the Company and its subsidiaries and are disclosed in Note 32.i.

The breakdown of cash and cash equivalents and financial investments is as follows:

a.              Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Cash and bank deposits
In local currency	1,919	2,554	105,986	317,907
In foreign currency	-	‐	5,811	16,640
Financial investments
In local currency
Fixed-income securities	603,542	18,979	5,204,766	1,943,164
In foreign currency
Fixed-income securities	‐	‐	305,206	2,363
Total cash and cash equivalents	605,461	21,533	5,621,769	2,280,074

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b. Financial investments and derivative financial instruments

The financial investments that are not classified as cash and cash equivalents are presented as follows:

	Parent		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Financial investments
In local currency
Fixed-income securities and funds	‐	142,065	406,683	1,607,608
In foreign currency
Fixed-income securities and funds	‐	‐	‐	103,239
Derivative financial instruments (a)	‐	‐	556,510	472,552
Total financial investments and derivative financial instruments	‐	142,065	963,193	2,183,399
Current	‐	142,065	520,352	1,804,122
Non-current	‐	‐	442,841	379,277

(a)  Accumulated gains, net of income tax (see Note 32.i).

6 Trade receivables, reseller financing and other receivables (Consolidated)

a. Trade receivables

The breakdown of trade receivables is as follows:

	12/31/2022	12/31/2021
Domestic customers	4,527,167	3,805,756
Domestic customers - related parties (see note 9.a.2)	64	57
Foreign customers	3,401	3,137
Foreign customers - related parties (see note 9.a.2)	2,695	4,400
	4,533,327	3,813,350
(-) Loss allowance for expected credit losses	(322,753)	(374,355)
Total	4,210,574	3,438,995
Current	4,149,111	3,375,246
Non-current	61,463	63,749

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2022	4,533,327	3,930,178	20,873	18,741	21,482	46,586	495,467
12/31/2021	3,813,350	3,131,528	90,024	33,255	24,804	23,903	509,836

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2022	322,753	21,425	1,747	1,384	4,913	15,222	278,062
12/31/2021	374,355	21,962	1,595	3,049	2,761	14,926	330,062

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2020	382,096
Additions	177,872
Reversals	(150,160)
Write-offs	(18,646)
Reclassification to assets held for sale	(16,807)
Balance as of December 31, 2021	374,355
Additions	143,828
Reversals	(130,385)
Write-offs	(65,045)
Balance as of December 31, 2022	322,753

For further information on the allowance for expected credit losses, see Note 32.d.3.

b. Reseller financing

The breakdown of reseller financing is comprised as follows:

	12/31/2022	12/31/2021
Reseller financing – Ipiranga	1,234,634	1,183,312
(-) Allowance for expected credit losses	(173,287)	(185,278)
	1,061,347	998,034
Current	559,825	582,562
Non-current	501,522	415,472

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2022	1,234,634	826,210	8,944	3,892	11,040	11,943	372,605
12/31/2021	1,183,312	770,008	19,260	24,290	14,373	26,685	328,696

The breakdown of the loss allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2022	173,287	1,327	483	1,132	3,704	4,937	161,704
12/31/2021	185,278	1,514	6,410	8,697	6,255	9,892	152,510

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2020	197,011
Additions	65,536
Reversals	(68,982)
Write-offs	(8,287)
Balance as of December 31, 2021	185,278
Additions	45,987
Reversals	(52,695)
Write-offs	(5,283)
Balance as of December 31, 2022	173,287

For further information on the allowance for expected credit losses, see Note 32.d.3.

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c. Trade receivables - sale of subsidiaries

The breakdown of other receivables is comprised as follows:

	Parent	Consolidated
	12/31/2022	12/31/2022
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	-	782,655
(-) Adjustment to present value - sale of investments (ii)	-	(55,598)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	369,508	359,508
	369,508	1,096,565
Current	184,754	184,754
Non-current	184,754	911,811

(i) Refers to the final installment of the sale of Oxiteno, in amount of USD 150 million, due in 2024. In May 2022, the Company made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.

(ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%. The amount as of December 31 includes present value realization and exchange variation of the transaction closing date until December 31, 2022.

(iii) Refer to the sale of Extrafarma, which will be paid in two installments of R$ 184,754, maturing in August 2023 and August 2024, monetarily adjusted by the CDI rate + 0.5% p.a. In December 2022, the subsidiary IPP made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Extrafarma the Company.

7 Inventories (Consolidated)

The breakdown of inventories, net of provision for losses, is shown below:

	12/31/2022	12/31/2021
Fuels, lubricants and greases	3,782,522	3,038,061
Raw materials	380,993	293,242
Liquified petroleum gas (LPG)	143,516	146,070
Consumable materials and other items for resale	125,239	115,275
Purchase for future delivery (1)	453,817	301,992
Properties for resale	19,996	24,132
	4,906,083	3,918,772

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Movements in the provision for losses are as follows:

Balance as of December 31, 2020	40,993
Addition to provision for adjustment to realizable value	5,974
Reversal of provision for obsolescence and other losses	(5,184)
Reclassification to assets held for sale	(28,705)
Balance as of December 31, 2021	13,078
Provision for obsolescence and other losses	10,028
Reversal of provision for adjustment to realizable value	(1,180)
Balance as of December 31, 2022	21,926

8 Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2022	12/31/2021
ICMS – State VAT (a.1)	1,312,990	893,206
PIS and COFINS – Federal VAT (a.2)	2,410,736	1,177,513
Valued-added tax of foreign subsidiaries	‐	179
Others	59,545	37,127
Total	3,783,271	2,108,025
Current	1,610,312	1,061,227
Non-current	2,172,959	1,046,798

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

The subsidiaries IPP, Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Cia. Ultragaz, AMPM, Tropical and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 1,312,990 (R$ 893,206 as of December 31, 2021) recognized, mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”), in the case of the subsidiaries IPP, Bahiana and Cia. Ultragaz; and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than that of the actual operation performed by the subsidiary IPP.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The amounts of recoverable ICMS are realized by the operation subjected to taxes itself, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

The estimated recovery of ICMS credits is stated as follows:

Up to 1 year	568,748
From 1 to 2 years	278,500
From 2 to 3 years	197,252
From 3 to 5 years	268,490
Total recoverable ICMS, net of provision	1,312,990

The provision for ICMS losses, in the amount of R$ 59,868 (R$ 48,502 as of December 31, 2021), relates to tax credit of the subsidiaries whose amounts are not included within the term determined by internal policies of provisioning.

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis. For further details, see note 27.

Supplementary Law 192 – On March 11, 2022, Supplementary Law 192/22 (“LC 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and Cofins tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional Act, on June 2, 2022, was filed a Direct Unconstitutionality Action 7181 to challenge the provision in MP 1118/22.  On June 21, 2022 the Federal Supreme Court unanimously ratified the decision that considered MP 1118/22 unconstitutional due to violation of the 90-day principle.

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022  (LC 192/22 publication date) to August 15, 2022 (90 day after the publication of the provisional act that restricted the right to take credits on taxpayers), which, as decided by STF, must be the MP 1118/22 effective date, remained in force.

Accordingly the Company, advised by intern and external legal experts, by means of its subsidiaries Ipiranga and Ultragaz, recognized PIS and Cofins credits in the amount of R$ 971,373, based on Management´s projections and estimates of the realization of such credits. The Management estimates the realization of these credits within up to 5 years.

The estimated recovery of PIS and COFINS credits is stated as follows:

Up to 1 year	982,019
From 1 to 2 years	432,689
From 2 to 3 years	484,709
From 3 to 4 years	465,689
From 4 to 5 years	45,630
Total recoverable ICMS, net of provision	2,410,736

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Management estimating the realization of these credits within up to 5 years.

	Consolidated
	12/31/2022	12/31/2021
IRPJ and CSLL	499,517	447,191
Current	96,134	291,833
Non-current	403,383	155,358

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

9 Related parties

a. Related parties

The balances and transactions between the Company and its related parties are disclosed below:

a.1 Parent

	12/31/2022
	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial Result
Ipiranga Produtos de Petróleo S.A.	‐	79,070	‐	111	29,495
Cia Ultragaz S.A.	‐	15,198	‐	28	29,392
Ultracargo Logística S.A.	‐	3,940	‐	‐	-
Eaí Clube Automobilista S.A.	‐	487	‐	‐	-
UVC Investimentos Ltda	‐	21	‐	‐	-
am/pm Comestíveis Ltda.	‐	57	‐	‐	-
Iconic Lubrificantes S.A.	‐	12	‐	‐	‐
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	‐	4	‐	30	‐
Others	‐	89	‐	431	-
Total	‐	98,878	2,875	600	58,887

	12/31/2021
	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial Result
Ipiranga Produtos de Petróleo S.A. (1)	406,787	71,585	‐	1,085	21,954
Cia Ultragaz S.A.	‐	11,060	‐	6,799	‐
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	‐	7,025	4,674	404	‐
Oxiteno S.A. Indústria e Comércio	‐	3,787	‐	2	‐
Ultracargo Logística S.A.	‐	2,798	‐	‐	‐
Eaí Clube Automobilista S.A.	‐	200	‐	‐	‐
UVC Investimentos Ltda	‐	21	‐	‐	‐
am/pm Comestíveis Ltda.	‐	146	‐	‐	‐
Iconic Lubrificantes S.A.	‐	11	‐	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	‐	293	‐	322	‐
Others	‐	‐	‐	1	‐
Total	406,787	96,926	4,674	8,613	21,954

(1) On March, 2021 the subsidiary IPP effected your ninth private issuance of debentures, in one single series of 400.000 debentures to nominal value of R$ 1.000,00 each, nonconvertible into shares and unsecured, with due date on March 31, 2024 and semianually remuneration linked to DI and your amount was subscribed by Ultrapar. The amount was received on July 28, 2022.

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	12/31/2022
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	26,062	‐	336,781
União Vopak Armazéns Gerais Ltda.	‐	‐	61	‐	784	‐
Latitude Logística Portuária S.A.	‐	‐	3	346	‐	‐
Nordeste Logistica I S.A.	‐	‐	‐	22	‐	‐
Nordeste Logistica III S.A.	‐	‐	‐	17	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	‐	113	‐	832
Chevron Latin America Marketing LLC (2)	‐	‐	34	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	403	‐	930	‐
Chevron Marine Products (2)	‐	‐	1,950	‐	14,068	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	‐	53,912	‐	162,006
Chevron Products Company (2)	‐	‐	‐	178,846	‐	699,154
Chevron Belgium NV (2)	‐	‐	‐	326	‐	13,053
Chevron Petroleum CO Colombia (2)	‐	‐	220	‐	220	‐
Chevron Lubricants Lanka PLC (2)	‐	‐	88	‐	88	‐
Others (1)	‐	617	‐	‐	‐	‐
Total	‐	3,492	2,759	259,644	16,090	1,211,826

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of Iconic.

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

	12/31/2021				12/31/2021
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	90,761	‐	619,785
União Vopak Armazéns Gerais Ltda.	‐	‐	57	‐	1,402	‐
Chevron (Thailand) Limited (2)	‐	‐	204	‐	675	1,072
Chevron Brasil Oleos Basicos Ltda (2)	‐	‐	‐	‐	‐	‐
Chevron Lubricants Lanka PLC (2)	‐	‐	‐	‐	164	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	319	‐	786	‐
Chevron Marine Products (2)	‐	‐	3,663	‐	24,583	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	‐	53,378	78	150,878
Chevron Products Company (2)	‐	‐	‐	158,557	‐	789,452
Chevron Belgium NV (2)	‐	‐	‐	821	‐	7,520
Chevron Petroleum CO Colombia (2)	‐	‐	214	‐	392	‐
Others (1)	490	659	‐	‐	‐	‐
Total	490	3,534	4,457	303,517	28,080	1,568,707

 (1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and associates are mentioned in Note 17.

b. Key executives (Consolidated)

The Company’s compensation strategy for Management’s key executives combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. For further details about post-employment benefits see Note 21.b.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	12/31/2022	12/31/2021
Short-term compensation	62,285	47,003
Stock compensation	18,424	15,778
Post-employment benefits	4,035	2,737
Termination benefits	‐	5,637
Total	84,744	71,155

c. Deferred stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the benefit from shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial grant of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the management of the Company and its subsidiaries:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	66,664	2023	32.72	9,732	(9,644)	88
Balance as of December 31, 2022	66,664			9,732	(9,644)	88

For the year ended December 31, 2022, the amortization of R$ 1,204 (reversal of R$ 1,902 for the year ended December 30, 2020) was recognized as general and administrative expense.

The table below summarizes the changes in the number of shares granted:

Balance as of December 31, 2020	702,260
Shares transferred to executives	(448,930)
Reclassification to assets held for sale	(119,998)
Balance as of December 31, 2021	133,332
Shares transferred to executives	(66,668)
Balance as of December 31, 2022	66,664

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Market price of shares on the grant date (in R$ per share)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Accumulated unrecognized exercisable grant costs
Restricted	April 4, 2018	6,658	2023	34.35	427	(406)	21
Restricted	September 19, 2018	80,000	2024	19.58	2,675	(1,895)	780
Restricted	September 24, 2018	80,000	2024	18.40	2,528	(1,791)	737
Restricted	April 3, 2019	74,916	2023 and 2024	23.25	3,264	(2,758)	506
Performance	April 3, 2019	37,458	2024	23.25	1,619	(1,214)	405
Restricted	September 2, 2019	320,000	2025	16.42	9,013	(5,007)	4,006
Restricted	April 1, 2020	182,853	2023 to 2025	12.53	4,267	(3,064)	1,203
Performance	April 1, 2020	276,580	2023 to 2025	12.53	6,440	(4,854)	1,586
Restricted	September 16, 2020	300,000	2026	23.03	11,793	(4,586)	7,207
Restricted	April 7, 2021	425,422	2024	21.00	16,705	(9,744)	6,961
Performance	April 7, 2021	454,520	2024	21.00	17,824	(10,864)	6,960
Restricted	September 22, 2021	1,000,000	2027	14.17	24,363	(5,543)	18,820
Restricted	April 6, 2022	777,065	2025	14.16	20,573	(5,143)	15,430
Performance	April 6, 2022	779,232	2025	14.16	20,631	(5,201)	15,430
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(2,135)	61,913
Restricted	December 7, 2022	1,500,000	2032	13.47	38,125	(318)	37,807
		8,934,704			244,295	(64,523)	179,772

For the year ended December 31, 2022, a general and administrative expense in the amount of R$ 38,204 was recognized in relation to the Plan (R$ 24,067 for the year ended December 31, 2021).

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Balance as of December 31, 2020	2,910,162
Shares granted on April 7, 2021	1,386,504
Shares granted on September 22, 2021	1,000,000
Performance shares (i)	(133,326)
Cancellation of granted shares due to termination of executive employment	(133,186)
Reclassification to assets held for sale	(614,860)
Balance as of December 31, 2021	4,415,294
Shares granted during the year	5,702,027
Cancellation of granted shares due to termination of executive employment	(934,310)
Shares transferred (vesting)	(484,651)
Reclassification from assets held for sale	236,344
Balance as of December 31, 2022	8,934,704

(i) Refers to the reversal of the provision constituted in view of the significant probability that performance indicators will not be achieved.
10 Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	47,436	57,924
Provision for tax, civil and labor risks	48,376	‐	225,585	188,236
Provision for post-employment benefits	911	760	74,644	73,335
Provision for differences between cash and accrual basis (i)	‐	‐	63,330	24,754
Goodwill	‐	‐	3,561	4,825
Business combination – tax basis vs. accounting basis of goodwill	‐	‐	17,575	18,699
Provision for asset retirement obligation	‐	‐	15,737	16,991
Provision for suppliers	6,090	6,354	132,657	39,364
Provision for profit sharing and bonus	14,453	9,541	69,588	44,876
Leases payable	317	1,264	60,484	41,463
Change in fair value of subscription warrants	9,224	10,957	9,224	10,957
Provision for deferred revenue	‐	‐	8,121	15,643
Other temporary differences	5,575	85	43,715	2,769
Tax losses and negative basis for social contribution carryforwards (10.d)	65,505	43,441	283,238	148,345
Total	150,451	72,402	1,054,895	688,181
Offset liability balance	-	‐	(156,660)	(116,426)
Net balances of deferred tax assets	150,451	72,402	898,235	571,755
Liabilities - deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	‐	‐	387	408
Leases payable	‐	‐	171	138
Provision for differences between cash and accrual basis (i)	‐	‐	9,389	19,664
Goodwill	‐	‐	27,691	28,676
Business combination - fair value of assets	‐	‐	61,521	66,079
Other temporary differences	‐	‐	57,800	1,743
Total	‐	‐	156,959	116,708
Offset asset balance	-	‐	(156,660)	(116,426)
Net balance of deferred tax liabilities	-	‐	299	282

(i) Refers, mainly, to the income tax on the exchange variation of the hedge derivative instruments.

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2020	64,993	961,979
Deferred IRPJ and CSLL recognized in income for the year	7,693	242,246
Deferred IRPJ and CSLL of subsidiaries classified as discontinued operations	‐	110,821
Deferred IRPJ and CSLL recognized in other comprehensive income	(284)	(11,366)
Reclassification to assets held for sale	‐	(728,986)
Others	‐	(3,221)
Balance as of December 31, 2021	72,402	571,473
Deferred IRPJ and CSLL recognized in income for the year	31,552	296,459
Deferred IRPJ and CSLL recognized in income for the year from discontinued operation	46,247	31,138
Deferred IRPJ and CSLL recognized in other comprehensive income	250	(1,134)
Balance as of December 31, 2022	150,451	897,936

The estimated recovery of the deferred tax asset of IRPJ and CSLL is shown as follows:

	Parent	Consolidated
Up to 1 year	60,776	346,605
1 to 2 years	7,373	84,523
2 to 3 years	7,306	47,028
3 to 5 years	68,701	136,138
5 to 7 years	5,965	102,996
7 to 10 years	330	337,605
Total deferred tax assets relating to IRPJ and CSLL	150,451	1,054,895

In order to evaluate the realization of deferred tax assets, the taxable profit projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others. The consolidated balance of the Company of R$ 1,054,895 and parent of R$ 150,451 were supported by the technical study on taxable profit projections for the realization of deferred tax assets.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Income before taxes	1,315,799	774,484	1,879,725	1,006,648
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(447,372)	(263,325)	(639,107)	(342,260)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(3,009)	(12,376)	(11,006)	(45,569)
Nontaxable revenues (ii)	6,182	3,544	23,149	138,631
Adjustment to estimated income (iii)	‐	‐	10,136	3,901
Unrecorded deferred income and social contribution tax carryforwards (iv)	‐	‐	(4,602)	(5,285)
Share of profit (loss) of subsidiaries, joint ventures and associates	446,198	281,851	4,142	(5,995)
Interest on capital	153,001	‐	153,004	‐
Other adjustments	28,182	1,021	29,326	21,414
Income and social contribution taxes before tax incentives	183,182	10,715	(434,958)	(235,163)
Tax incentives – SUDENE (10.c)	-	‐	93,444	47,129
Income and social contribution taxes in the statement of income	183,182	10,715	(341,514)	(188,034)
Current	151,630	3,022	(637,973)	(430,280)
Deferred	31,552	7,693	296,459	242,246
Effective IRPJ and CSLL rates - %	(14.1)	(1.4)	18.2	18.7

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	See Note 10.d.

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal(1)	75	2022
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

(1)     In December 2022, an application for renewal of Aratu Terminal concession term for an additional 10 years was filed with SUDENE.

d. Tax losses and negative basis for social contribution carryforwards

As of December 31, 2022, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution, whose annual compensations are limited to 30% of taxable income in a given tax year, which do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2022	12/31/2021
Oil Trading	93,627	53,839
Ultrapar (i)	65,505	43,441
Abastece aí	66,347	41,065
Ipiranga	28,894	‐
Ultracargo Vila do Conde	22,313	9,861
Others	6,552	139
	283,238	148,345

(i) Include the amount of R$ 33,663 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of December 31, 2022 (R$ 8,510 as of December 31, 2021).

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

	12/31/2022	12/31/2021
Integra Frotas	12,394	11,769
Millennium	6,154	3,174
Others	997	‐
	19,545	14,943

e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered R$ 128,420 on December 31, 2022 (R$ 106,667 on December 31, 2021).

11 Prepaid expenses (Consolidated)

	12/31/2022	12/31/2021
Rents	26,888	54,327
Advertising and publicity	49,426	28,410
Insurance premiums	48,584	26,917
Software maintenance	26,114	19,863
Employee benefits	6,923	8,362
IPVA and IPTU	1,195	1,553
Contribution - private pension fund (see Note 21.a)	18,204	19,831
Other prepaid expenses	21,178	10,129
	198,512	169,392
Current	123,699	98,024
Non-current	74,813	71,368

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

12 Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement, being reviewed as changes occurs under the terms of the agreements. The contracts amortization occurs in accordance with the contractual terms of costumer performance.

Changes are shown below:

Balance as of December 31, 2020	1,706,331
Additions	689,986
Amortization	(282,521)
Transfers	(34,570)
Balance as of December 31, 2021	2,079,226
Additions	637,502
Amortization	(504,907)
Transfers	(6,230)
Balance as of December 31, 2022	2,205,591
Current	614,112
Non-current	1,591,479

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

13 Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the year by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - %	Investment		Share of profit (loss) of subsidiaries and joint ventures
				12/31/2022	12/31/2021	12/31/2022	12/31/2021
Subsidiaries
Ultracargo - Operações Logísticas e Participações Ltda.	1,651,115	233,397	100	1,651,115	1,474,889	233,397	180,742
Ipiranga Produtos de Petróleo S.A. (i)	8,142,013	620,266	100	8,142,013	6,662,244	620,265	914,917
Ultrapar International S.A.	(76,646)	(98,372)	100	(76,646)	(14,199)	(98,372)	(198,139)
UVC	39,123	1,650	100	39,123	36,491	1,650	(3,433)
Centro de Conveniências Millennium Ltda.	11,883	(8,804)	100	11,883	9,328	(8,804)	(3,850)
Eaí Clube Automobilista S.A.	110,836	(51,061)	100	110,836	78,896	(51,061)	(62,088)
Ultragaz Participações Ltda.(ii)	2,263,339	386,800	100	2,263,339	‐	386,795	‐
Companhia Ultragaz S.A. (iii)	-	-	-	-	-	202,376	-
UVC Investimentos Ltda	73	(217)	100	73	‐	2	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A. (iv)	7,040	(15)	50	3,520	‐	(7)	‐
Refinaria de Petróleo Riograndense S.A.	110,040	76,450	33	36,541	16,622	25,386	104

Negative equity from joint ventures
Refinaria de Petróleo Riograndense S.A.	(34,200)	2,164	33	(11,356)	(12,074)	719	719

Total investments in the parent				12,247,087	8,266,396	1,312,346	828,972
Total provision for equity deficit of the Consolidated				(76,646)	(14,199)
Total				12,170,441	8,252,197

The percentages in the table above are rounded.

(i)	Balances are presented net of the effects of discontinued operations. For furhter details, see note 4.
(ii)

Until July 31, 2022, Ultragaz was a subsidiary of Ipiranga Produtos de Petróleo S.A. On August 1, 2022, the Company acquired a 99% interest in Cia. Ultragaz. On November 1, 2022, Ultragaz Participações S.A., which became the direct parent of Companhia Ultragaz S.A. and subsidiaries, was established. For further information, see Note 1.a.2

(iii)	Share of profit (loss) of subsidiaries relating to the period from August to October 2022 in which Companhia Ultragaz S.A. was a direct subsidiary of the Company.
(iv)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.
(v)	In 01 August, 2022, Ultrapar acquired the total shares of UVC Investimentos Ltda. of your subsidiary Ipiranga Produtos de Petróleo S.A.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

				Consolidated
	Equity	Net income (loss) for the year	Interest in share capital - %	Investment		Share of profit (loss) of joint ventures and associates
				12/31/2022	12/31/2021	12/31/2022	12/31/2021
Joint ventures
. União Vopak – Armazéns Gerais Ltda (1)	8,912	(7,760)	50	4,456	8,336	(3,880)	602
Refinaria de Petróleo Riograndense S.A. (2)	110,040	76,450	33	36,542	16,622	25,391	104
ConectCar Soluções de Mobilidade Eletrônica S.A. (3)	‐	‐	‐	‐	‐	‐	(18,081)
Latitude Logística Portuária S.A (4)	15,276	(1,716)	50	7,638	9,978	(2,339)	593
Navegantes Logística Portuária S.A (4)	69,749	(19,768)	33	23,250	22,289	(11,040)	(3,032)
Nordeste Logística I S.A. (4)	19,021	9,098	33	6,340	2,416	2,591	1,592
Nordeste Logística II S.A. (4)	58,246	(3,631)	33	19,415	13,256	(2,007)	(819)
Nordeste Logística III S.A (4)	51,113	799	33	17,038	10,566	(30)	255
Química da Bahia Indústria e Comércio S.A. (i)	7,040	(15)	50	3,520	3,528	(8)	‐
Associates
Transportadora Sulbrasileira de Gás S.A. (5)	15,593	10,733	25	3,898	3,204	2,771	552
Metalúrgica Plus S.A. (6)	(471)	(314)	33	(157)	(53)	(105)	(100)
Plenogás Distribuidora de Gás S.A. (6)	1,844	353	33	615	497	118	(4)
Other investments	‐	‐	‐	28	28	‐	(14)

Negative equity from joint ventures
Refinaria de Petróleo Riograndense S.A. (2)	(34,200)	2,164	33	(11,356)	(12,074)	719	719

Total investments in Consolidated				111,384	78,593	12,181	(17,634)
Total provision for equity deficit of the Parent				(157)	‐
Total				111,227	78,593

The percentages in the table above are rounded.

(i)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

(1)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(2)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(3)

The subsidiary IPP held an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking. On June 25, 2021, the sale of ConectCar to Porto Seguro S.A., through its subsidiary Portoseg S.A.  – Crédito, Financiamento e Investimento, was announced. The transactions were completed on October 1, 2021. The sale value of the 50% interest in the subsidiary IPP was R$ 165 million, and, after adjustments resulting from changes in working capital and net debt position, totaled R$ 158 million.

(4)

The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).

(5)	The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(6)

The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.

The table below presents the full amounts of statements of financial position and statements of income of joint ventures:

	12/31/2022
	União Vopak	RPR	Química da Bahia	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	3,164	615,563	382	9,526	4,358	20,604	38,951	25,598
Non-current assets	7,454	156,788	9,767	67,774	179,377	23,146	40,806	49,800
Current liabilities	1,378	432,502	-	13,112	40,675	6,183	10,915	7,871
Non-current liabilities	328	263,999	3,109	48,912	73,311	18,546	10,596	16,415
Equity	8,912	75,850	7,040	15,276	69,749	19,021	58,246	51,112
Net revenue	3,408	3,215,987	-	12,722	-	20,631	3,205	12,798
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(13,412)	(3,085,140)	(15)	(9,864)	(11,360)	(7,901)	(7,367)	(10,720)
Finance income (costs), income and social contribution taxes	2,244	(52,248)	-	(4,574)	(8,408)	(3,632)	531	(1,280)
Net income (loss) for the year	(7,760)	78,599	(15)	(1,716)	(19,768)	9,098	(3,631)	798

Number of shares or units held	29,995	5,078,888	1,493,122	9,384,693	37,998,195	984,587	22,393,571	16,977,737
Interest in share capital - %	50	33	50	50	33	33	33	33

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

	12/31/2021
	União Vopak	RPR	ConectCar (i)	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	10,068	273,029	171,894	18,798	5,393	52,022	36,958	17,458
Non-current assets	9,696	179,652	177,217	50,215	167,170	18,346	17,279	49,439
Current liabilities	2,824	354,001	174,030	9,151	256	46,615	1,418	13,960
Non-current liabilities	268	84,980	18,883	39,906	105,440	16,504	13,052	21,239
Equity	16,672	13,700	156,198	19,956	66,867	7,249	39,767	31,698
Net revenue	17,660	2,092,786	60,436	5,895	‐	11,625	2,016	7,561
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(16,144)	(2,105,544)	(97,095)	(2,591)	(1,579)	(3,260)	(3,980)	(5,030)
Finance income (costs), income and social contribution taxes	(312)	15,235	497	(2,118)	(7,517)	(3,589)	(494)	(1,765)
Net income (loss) for the year	1,204	2,477	(36,162)	1,186	(9,096)	4,776	(2,458)	766

Number of shares or units held	29,995	5,078,888	263,768,000	4,383,881	22,298,195	681,637	3,933,265	4,871,241
Interest in share capital - %	50	33	50	50	33	33	33	33

The percentages in the table above are rounded.

(i)  The balances presented refer to September 30, 2021, due to the completion of the sale of ConectCar on October 1, 2021.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The table below presents the statements of financial position and statements of income of associates:

	12/31/2022
	Transportadora Sulbrasileira de Gás S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	8,598	6	617
Non-current assets	10,420	-	1,949
Current liabilities	2,824	29	167
Non-current liabilities	601	448	555
Equity	15,593	(471)	1,844
Net revenue	18,250	-	-
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(7,593)	(245)	356
Finance income (costs) and income tax	76	(69)	(3)
Net income (loss) for the year	10,733	(314)	353

Number of shares or units held	20,124,996	3,000	1,384,308
Interest in share capital - %	25	33	33

	12/31/2021
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,685	90,156	14	47	568
Non-current assets	11,611	70,496	10,151	126	1,804
Current liabilities	5,875	44,408	‐	28	158
Non-current liabilities	601	7,562	3,109	303	724
Equity	12,820	108,682	7,056	(158)	1,490
Net revenue	15,126	69,611	‐	‐	‐
Costs, operating expenses, gain (loss) on disposal of property, plant and equipment and intangibles and other operating income (expenses)	(12,691)	(68,390)	(28)	(239)	18
Finance income (costs) and income tax	(226)	(904)	‐	(61)	(31)
Net income (loss) for the year	2,209	317	(28)	(300)	(13)

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
Interest in share capital - %	25	15	50	33	33

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2021 (i)	8,247,649	4,548	8,252,197	71,389	7,204	78,593
Share of profit (loss) of subsidiaries, joint ventures and associates	1,286,253	26,098	1,312,346	9,397	2,784	12,181
Dividends	(352,993)	(4,296)	(357,289)	(4,298)	(2,076)	(6,374)
Equity instrument granted	14,195	‐	14,195	‐	‐	‐
Valuation adjustments	1,798	267	2,065	267	‐	267
Actuarial gain (loss) of post-employment benefits of subsidiaries, net of income and social contribution taxes	288	(1,440)	(1,152)	(1,440)	‐	(1,440)
Capital increase in cash	369,021	‐	369,021	28,000	‐	28,000
Shareholder transactions - changes of interest	910	3,528	4,438	3,528	(3,528)	‐
Redemption of shares - Ultragaz	(23,065)	‐	(23,065)	‐	‐	‐
Acquisition of Cia Ultragaz	1,823,105	‐	1,823,105	‐	‐	‐
Acquisition of UVC Investimentos	(129)	‐	(129)	‐	‐	‐
Changes in discontinued operations	774,704	‐	774,709	‐	‐	‐
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2020 (i)	10,496,479	(2,096)	10,494,383	137,004	25,616	162,620
Share of profit (loss) of subsidiaries, joint ventures and associates from continuing operations	828,150	822	828,972	(18,068)	434	(17,634)
Share of profit (loss) of subsidiaries, joint ventures and associates from discontinued operations	65,264	‐	65,264	‐	48	48
Dividends	(692,976)	‐	(692,976)	‐	(998)	(998)
Equity instrument granted	3,631	‐	3,631	‐	‐	‐
Valuation adjustments	7,352	99	7,451	99	‐	99
Translation adjustments of foreign subsidiaries	73,049	‐	73,049	‐	‐	‐
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	29,273	5,723	34,996	5,723	‐	5,723
Capital increase in cash	119,156	‐	119,156	30,697	‐	30,697
Capital decrease	‐	‐	‐	(5,001)	(1,500)	(6,501)
Shareholder transactions - changes of interest	‐	‐	‐	(966)	‐	(966)
Write-off of investment	‐	‐	‐	(78,099)	‐	(78,099)
Reclassification to assets held for sale	(2,681,729)	‐	(2,681,729)	‐	(16,396)	(16,396)
Balance as of December 31, 2021 (i)	8,247,649	4,548	8,252,197	71,389	7,204	78,593

(i) Investments in subsidiaries, joint ventures and associates net of provision for negative equity.

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

14 Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

a.        Right-of-use assets

  Consolidated
	Weighted average useful life (years)	Balance as of 12/31/2021	Additions and remeasurement	Write-offs	Transfers (i)	Amortization	Balance as of 12/31/2022
Cost:
Real estate	10	1,793,473	366,805	(140,380)	‐	‐	2,019,898
Port areas	29	299,630	11,868	(324)	‐	‐	311,174
Vehicles	4	146,173	115,666	(75,384)	‐	‐	186,455
Equipment	5	16,740	9,958	(353)	‐	‐	26,345
Others	20	27,846	‐	‐	‐	‐	27,846
		2,283,862	504,297	(216,441)	‐	‐	2,571,718

Accumulated amortization:
Real estate		(489,470)	‐	79,003	(5,311)	(218,910)	(634,688)
Port areas		(23,526)	‐	‐	‐	(13,247)	(36,773)
Vehicles		(98,867)	‐	66,554	‐	(51.589)	(83,902)
Equipment		(1,834)	‐	399	‐	(1,415)	(2,850)
Others		(18,870)	‐	‐	‐	(3,258)	(22,128)
		(632,567)	‐	145,956	(5,311)	(288,419)	(780,341)

Net amount		1,651,295	504,297	(70,485)	(5,311)	(288,419)	1,791,377

(i) Refers to R$ 5,311 transferred to property, plant and equipment.

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

	Weighted average useful life (years)	Balance as of 12/31/2020	Additions and remeasurement	Write-offs	Transfers (i)	Exchange rate variation	Amortization	Reclassification to assets held for sale(ii)	Balance as of 12/31/2021
Cost:
Real estate	10	2,254,432	257,787	(150,718)	‐	1,295	‐	(569,323)	1,793,473
Port areas	20	268,534	31,096(*)	-	‐	-	‐	‐	299,630
Vehicles	4	139,843	26,589	(9,315)	‐	103	‐	(11,047)	146,173
Equipment	6	44,936	19,887	(6,171)	‐	1,920	‐	(43,832)	16,740
Others	20	27,846	-	-	‐	-	‐	‐	27,846
		2,735,591	335,359	(166,204)	‐	3,318	‐	(624,202)	2,283,862

Accumulated amortization:
Real estate		(481,975)	‐	76,954	‐	(530)	(283,882)	199,963	(489,470)
Port areas		(3,962)	‐	-	(11,935)	-	(7,629)	-	(23,526)
Vehicles		(63,091)	‐	7,032	‐	(54)	(48,146)	5,392	(98,867)
Equipment		(19,619)	‐	6,483	‐	(897)	(17,637)	29,836	(1,834)
Others		(16,658)	‐	-	‐	-	(2,212)	-	(18,870)
		(585,305)	‐	90,469	(11,935)	(1,481)	(359,506)	235,191	(632,567)

Provision for impairment losses:
Real estate		-	(38,957)	-	-	-	-	38,957	-
		-	(38,957)	-	-	-	-	38,957	-

Net amount		2,150,286	296,402	(75,735)	(11,935)	1,837	(359,506)	(350,054)	1,651,295

(i) Refers to the amortization of right-of-use assets in the subsidiary Tequimar Vila do Conde Logística Portuária S.A. (“Tequimar Vila do Conde”), which is being capitalized as Construction in progress, starting its operation in December 2021.

(ii) For further details, see Note 4.c.2

(*) Includes balances of R$ 14,905 referring to initial direct costs of right-of-use assets.

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2020	1,833,288
Interest accrued	147,494
Payments (i)	(440,574)
Additions and remeasurement	288,711
Write-offs	(83,157)
Efffect of foreign currency exchange rate variation	16,264
Reclassification to liabilities held for sale (ii)	(413,715)
Balance as of December 31, 2021	1,348,311
Interest accrued	128,069
Payments	(357,879)
Additions and remeasurement	482,439
Write-offs	(77,171)

Balance as of December 31, 2022	1,523,769

Current	225,034
Non-current	1,298,735

(i) Includes the amount of R$ 29,237 paid by subsidiary Tequimar Vila do Conde related to port concession grants.

(ii) For further details, see Note 4.c.2

The future disbursements (installments) not discounted to present value are presented below:

	12/31/2022	12/31/2021
Up to 1 year	343,792	304,007
1 to 2 years	319,284	264,224
2 to 3 years	277,318	241,323
3 to 4 years	201,227	218,157
4 to 5 years	173,229	152,671
More than 5 years	1,089,255	965,220
Total	2,404,105	2,145,602

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity date of the contracts	Discount rate (% p.a.)
From 1 to 5 years	8.00%
From 6 to 10 years	8.34%
From 11 to 15 years	9.50%
More than 15 years	9.75%

c. Effects of inflation and potential right of recoverable Pis and Cofins - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the year ended December 31, 2022, are as follows:

Right-of-use assets, net
Nominal base	1,791,377
Inflated base	2,140,082
19.5%
Lease liability
Nominal base	1,523,769
Inflated base	1,872,585
22.9%
Financial expenses
Nominal base	128,069
Inflated base	165,186
29.0%
Amortization expenses
Nominal base	288,419
Inflated base	336,268
16.6%

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The possible rights of PIS and COFINS about payments of leases, calculated with basis on 9.25% tax according with the brazilian tax legislation to the year ended December 31, 2022 are presented below:

Potential right of recoverable Pis and Cofins
Cash flow at present value	140.949
Nominal cash flow	222.380

d. Lease contracts of low-value assets

Subsidiaries Cia. Ultragaz, Bahiana, IPP and Serma have operating lease contracts considered as being of low value, short term and variable payments for the use of IT equipment, vehicles and real estates. The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2022	2,458	5,689	‐	8,147

12/31/2021	124	994	‐	1,118

The amount of leases considered as of low value, short term and variable payments, recognized as an expense for the year ended December 31, 2022 was R$ 18,466 (R$ 13,524 for the year ended December 31, 2021).

72

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

15 Property, plant, and equipment (Consolidated)

Balance and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Depreciation	Transfers (i)	Write-offs and disposals	Acquisition of subsidiaries	Balance as of 12/31/2022
Cost:
Land		610,294	-	-	23,539	(14,717)	-	619,116
Buildings	32	1,486,721	20,020	-	73,744	(47,979)	-	1,532,506
Leasehold improvements	13	1,056,179	40,685	-	82,317	(9,855)	-	1,169,326
Machinery and equipment	12	3,024,577	99,477	-	70,150	(7,518)	73	3,186,759
Automotive fuel/lubricant distribution equipment and facilities	13	3,245,586	96,208	-	12,680	(141,351)	-	3,213,123
LPG tanks and bottles	9	840,931	94,356	-	-	(15,000)	-	920,287
Vehicles	9	288,239	33,452	-	8,050	(4,647)	-	325,094
Furniture and fixtures	9	168,092	34,905	-	5,140	(6,531)	102	201,708
IT equipment	5	330,375	24,069	-	2,053	(53,863)	389	303,023
Construction in progress		452,248	482,043	-	(239,082)	(483)	-	694,726
Advances to suppliers		14,281	35,887	-	(32,029)	-	-	18,139
Imports in progress		181	902	-	(181)	-	-	902
		11,517,704	962,004	‐	6,381	(301,944)	564	12,184,709

73

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

	Balance as of 12/31/2021	Additions	Depreciation	Transfers (i)	Write-offs and disposals	Business acquisition	Balance as of 12/31/2022
Accumulated depreciation:
Buildings	(585,846)	-	(42,195)	-	36,229	-	(591,812)
Leasehold improvements	(573,553)	-	(58,172)	606	12,863	-	(618,256)
Machinery and equipment	(1,758,401)	-	(175,567)	-	7,024	(10)	(1,926,954)
Automotive fuel/lubricant distribution equipment and facilities	(2,050,533)	-	(175,899)	(3)	112,778	-	(2,113,657)
LPG tanks and bottles	(498,310)	-	(69,860)	-	10,910	-	(557,260)
Vehicles	(133,149)	-	(23,713)	-	2,685	-	(154,177)
Furniture and fixtures	(112,288)	-	(11,496)	(603)	5,953	(4)	(118,438)
IT equipment	(269,534)	-	(23,933)	-	53,526	(37)	(239,978)
	(5,981,614)	‐	(580,835)	-	241,968	(51)	(6,320,532)

Provision for impairment losses:
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(18)	(12)	-	-	-	-	(30)
Machinery and equipment	(1,289)	(27)	-	-	(250)	-	(1,566)
Automotive fuel/lubricant distribution equipment and facilities	(46)	-	-	-	24	-	(22)
	(1,499)	(39)	‐	‐	(226)	-	(1,764)

Net amount	5,534,591	961,965	(580,835)	6,381	(60,202)	513	5,862,413

(i) Refers to R$ 271,292 transferred from Works in progress, Advances to Suppliers and Imports in progress to the other classes of property, plant and equipment, R$ 5,311 transferred from right-of-use assets and R$ 1,070 transferred from intangible assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of terminals, service stations and distribution bases.

Advances to suppliers are related, basically, to manufacturing of assets for expansion of terminals and bases and acquisition of real estate.

74

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

	Weighted average useful life (years)	Balance as of 12/31/2020	Additions	Depreciation	Transfers (i) (ii)	Write-offs and disposals	Exchange rate variation	Reclassification to assets held for sale(iii)	Balance as of 12/31/2021
Cost:
Land		687,108	2,424	‐	-	(17,503)	3,416	(65,151)	610,294
Buildings	33	2,154,710	47,920	‐	119,748	(34,925)	26,997	(827,729)	1,486,721
Leasehold improvements	10	1,222,822	21,944	‐	136,206	(31,587)	30	(293,236)	1,056,179
Machinery and equipment	12	6,498,362	161,071	‐	558,197	(13,811)	93,412	(4,272,654)	3,024,577
Automotive fuel/lubricant distribution equipment and facilities	13	3,169,320	88,112	‐	33,794	(45,640)	-	-	3,245,586
LPG tanks and bottles	9	776,479	91,842	‐	1,567	(28,957)	-	-	840,931
Vehicles	8	310,836	19,054	‐	11,634	(25,949)	82	(27,418)	288,239
Furniture and fixtures	8	316,712	33,644	‐	2,277	(14,614)	1,296	(171,223)	168,092
IT equipment	5	444,844	28,350	‐	901	(11,998)	705	(132,427)	330,375
Construction in progress (ii)		580,695	797,674	‐	(829,245)	(301)	3,290	(99,865)	452,248
Advances to suppliers		34,642	21,985	‐	(18,894)	-	-	(23,452)	14,281
Imports in progress		866	4,312	‐	(4,631)	-	38	(404)	181
		16,197,396	1,318,332	‐	11,554	(225,285)	129,266	(5,913,559)	11,517,704

75

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

	Balance as of 12/31/2020	Additions	Depreciation	Transfers (i) (ii)	Write-offs and disposals	Exchange rate variation	Reclassification to assets held for sale(iii)	Balance as of 12/31/2021
Accumulated depreciation:
Buildings	(851,397)	‐	(68,388)	(94)	23,031	(6,872)	317,874	(585,846)
Leasehold improvements	(689,161)	‐	(81,976)	81	27,519	(37)	170,021	(573,553)
Machinery and equipment	(3,598,304)	‐	(356,637)	-	11,717	(21,651)	2,206,474	(1,758,401)
Automotive fuel/lubricant distribution equipment and facilities	(1,906,953)	‐	(178,110)	(311)	34,841	-	-	(2,050,533)
LPG tanks and bottles	(454,651)	‐	(62,558)	-	18,899	-	-	(498,310)
Vehicles	(143,854)	‐	(22,927)	195	15,480	(20)	17,977	(133,149)
Furniture and fixtures	(191,713)	‐	(23,594)	24	14,443	(817)	89,369	(112,288)
IT equipment	(352,256)	‐	(35,614)	317	11,489	(435)	106,965	(269,534)
	(8,188,289)	‐	(829,804)	212	157,419	(29,832)	2,908,680	(5,981,614)

Provision for impairment losses:
Land	(146)	-	-	-	-	-	-	(146)
Leasehold improvements	(61)	(43,666)	-	-	-	(3)	43,712	(18)
Machinery and equipment	(2,857)	(839)	-	-	6	(45)	2,446	(1,289)
Automotive fuel/lubricant distribution equipment and facilities	(73)	-	-	-	27	-	-	(46)
Vehicles	-	(160)	-	-	-	-	160	-
Furniture and fixtures	-	(14,887)	-	-	-	-	14,887	-
IT equipment	-	(1,660)	-	-	-	-	1,660	-
Advances to suppliers	(110)	-	-	-	-	-	110	-
	(3,247)	(61,212)	‐	‐	33	(48)	62,975	(1,499)

	8,005,860	1,257,120	(829,804)	11,766	(67,833)	99,386	(2,941,904)	5,534,591

(i) Refers to R$ 169 transferred to intangible assets.

(ii) Includes R$ 11,935 transferred from right-of-use assets.

(iii) For further information, see Note 4.c
76

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

16 Intangible assets (consolidated)

Balance and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2021	Additions	Amortization	Transfers (i)	Write-offs and disposals	Exchange rate variation	Balance as of 12/31/2022
Cost:
Goodwill (a)		818,096	99,679	‐	‐	‐	‐	917,775
Software (b)	5	1,146,980	277,600	‐	173	(125,665)	‐	1,299,088
Distribution rights	12	114,593	‐	‐	‐	‐	‐	114,593
Brands (c)		69,198	‐	‐	‐	‐	(3,551)	65,647
Trademark rights (c)	39	114,792	‐	‐	‐	‐	‐	114,792
Others (d)	10	421	999	‐	(1,243)	‐	‐	177
Decarbonization credits (CBIO) (e)		‐	635,130	‐	‐	(402,825)	‐	232,305
		2,264,080	1,013,408	‐	(1,070)	(528,490)	(3,551)	2,744,377

Accumulated amortization:
Software		(679,402)	-	(154,122)	-	124,865	-	(708,659)
Distribution rights		(101,027)	-	(1,010)	-	-	-	(102,037)
Trademark rights		(11,993)	-	(2,937)	-	-	-	(14,930)
Others		(402)	-	-	-	-	-	(402)
		(792,824)	‐	(158,069)	-	124,865	‐	(826,028)
		‐	‐	‐	‐	‐	‐	‐
Net amount		1,471,256	1,013,408	(158,069)	(1,070)	(403,625)	(3,551)	1,918,349

(i) Refers to R$ 1,070 transferred to property, plant and equipment.

77

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

	Weighted average useful life (years)	Balance as of 12/31/2020	Additions	Amortization	Transfers (i)	Write-offs and disposals	Exchange rate variation	Reclassification to assets held for sale(ii)	Balance as of 12/31/2021
Cost:
Goodwill (a)		1,525,088	‐	‐	‐	‐	‐	(706,992)	818,096
Software (b)	4	1,395,046	284,311	‐	372	(19,826)	1,808	(514,731)	1,146,980
Technology (c)		32,617	‐	‐	‐	‐	‐	(32,617)	‐
Distribution rights	12	133,599	‐	‐	‐	‐	‐	(19,006)	114,593
Brands (d)		136,962	‐	‐	‐	‐	4,759	(72,523)	69,198
Trademark rights (d)	39	114,792	‐	‐	‐	‐	‐	‐	114,792
Others (e)	10	50,698	1,678	‐	‐	‐	(76)	(51,879)	421
Decarbonization credits (f)		‐	176,837	‐	‐	(176,837)	‐	‐	‐
		3,388,802	462,826	‐	372	(196,663)	6,491	(1,397,748)	2,264,080

Accumulated amortization:
Software		(825,024)	‐	(206,025)	(203)	19,329	(1,566)	334,087	(679,402)
Technology		(32,616)	‐	‐	‐	‐	‐	32,616	‐
Distribution rights		(113,326)	‐	(3,093)	‐	‐	‐	15,392	(101,027)
Trademark rights		(9,056)	‐	(2,937)	‐	‐	‐	‐	(11,993)
Others		(32,845)	‐	(167)	‐	‐	(2)	32,612	(402)
		(1,012,867)	‐	(212,222)	(203)	19,329	(1,568)	414,707	(792,824)

Provision for losses and impairment:
Goodwill (a)		(593,280)	(68,273)	‐	‐	‐	‐	661,553	‐
Distribution rights		‐	(76,218)	‐	‐	‐	‐	76,218	‐
		(593,280)	(144,491)	‐	‐	‐	‐	737,771	‐
Net amount		1,782,655	318,335	(212,222)	169	(177,334)	4,923	(245,270)	1,471,256

(i) Refers to amounts transferred from property, plant and equipment.

(ii) For further information, see Note 4.c.2

78

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

a. Goodwill

The remaining net balance of goodwill on the following acquisitions are assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired:

	Segment	12/31/2022	12/31/2021
Goodwill on the acquisition of:
Extrafarma	Extrafarma	‐	661,553
Extrafarma – impairment (i)	Extrafarma	‐	(661,553)
Extrafarma – net	Extrafarma	‐	‐
Ipiranga (ii)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Stella (iii)	Ultragaz	99,679	‐
TEAS	Ultracargo	797	797
		917,775	818,096

(i) For further information, see Note 4.a

(ii) Including R$ 246,163 presented as goodwill at the Parent.

(iii) For further information, see Note 34.a.

79

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

At December 31, 2022, the Company assessed the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections of future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs to which goodwill is related. The main key assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years, after which the Company calculates the perpetuity, considering the possibility of carrying the business on indefinitely.

Discount rate and actual growth rate: the discount and real growth rates used to extrapolate the projections at December 31, 2022 ranged from 10.1% to 11.1% and -0.5% to 0.5% p.a., respectively, depending on of the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2022 and the long-term strategic plan prepared by management and approved by the Board of Directors.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 18,673 as of December 31, 2022 (R$ 27,672 as of December 31, 2021).

c. Brands and trademarks rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil, acquired in the business combination, and Chevron and Texaco trademark rights.

d. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma” reclassified to assets of subsidiaries held for sale. For further details, see Note 4.c.2.

e. Decarbonization credits

Represent the CBIOS acquired and recorded at acquisition cost. The amount in the “write-offs” column refers to CBIOS retired in the year, which cannot be the object of future negotiation.

80

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

17  Loans, financing, debentures and derivative financial instruments

a. Composition

  Parent

Description	12/31/2022	12/31/2021	Index/Currency	Weighted average financial charges 2022	Maturity
Brazilian Reais:
Debentures - 6th issuance	1,800,213	1,764,199	DI	105.3%	2023
Total	1,800,213	1,764,199
Current	1,800,213	39,333
Non-current	‐	1,724,866

                    Consolidated:

	12/31/2022	12/31/2021	Index/Currency	Weighted average financial charges 2022	Maturity
Foreign currency:
Notes in the foreign market (d)	3,973,816	7,821,441	US$	5.3%	2026 and 2029
Foreign loan (e)	1,161,798	735,438	US$	4.2%	2023 and 2025
Foreign loan (e)	‐	275,936	US$ + LIBOR (1)	‐
Foreign loan (e)	54,542	‐	EU$	2.9%	2023
Total in foreign currency	5,190,156	8,832,815

Brazilian Reais:
Debentures – CRA (g)	660,485	2,063,788	DI	97.5%	2023
Debentures - 6th issuance (g)	1,800,213	1,764,199	DI	105.3%	2023
Debentures – CRA (g)	3,011,462	1,940,237	IPCA	5.1%	2024 and 2032
Debentures – Ipiranga (g)	‐	771,538	DI
Debentures - Ultracargo Logística and Tequimar Vila do Conde (g)	482,185	466,061	IPCA	4.1%	2028
Banco do Brasil floating rate (f)	‐	204,813	DI
Debentures – Ultracargo Logística (g)	81,548	80,946	R$	6.5%	2024
Bank Credit Bill	‐	51,179	DI
Financial institutions	‐	4,564	R$
FINEP	‐	326	TJLP (2)
Total in Brazilian Reais	6,035,893	7,347,651
Total in foreign currency and Brazilian Reais	11,226,049	16,180,466
Currency and interest rate hedging instruments (*)	524,312	197,177
Total	11,750,361	16,377,643
Current	3,360,677	2,866,051
Non-current	8,389,684	13,511,592

(*) Accumulated losses (see Note 32.i).

1)LIBOR = London Interbank Offered Rate.

2)TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2022, TLP was fixed at 7.20% p.a.

81

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The changes in loans, financing, debentures and derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2020	2,772,612	17,376,216
New loans and debentures with cash effect	‐	1,462,220
Interest accrued	94,458	801,102
Principal payment	(1,000,000)	(2,922,214)
Interest payment	(102,871)	(749,043)
Monetary and exchange rate variation	‐	800,749
Change in fair value	‐	(229,657)
Hedge result	‐	80,018
Reclassification to liabilities held for sale (i)	‐	(241,748)
Balance as of December 31, 2021	1,764,199	16,377,643
New loans and debentures with cash effect	‐	1,519,580
Interest accrued	218,566	945,023
Principal payment (d)	‐	(5,848,611)
Interest payment	(182,552)	(914,979)
Monetary and exchange rate variation	‐	(587,064)
Change in fair value	‐	(68,366)
Hedge result	‐	327,135
Balance as of December 31, 2022	1,800,213	11,750,361

(i) For further details, see Note 4.c.1.

The long-term debt had the following principal maturity schedule:

	Parent		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
From 1 to 2 years	-	1,724,866	817,898	3,092,734
From 2 to 3 years	‐	‐	782,965	774,904
From 3 to 4 years	‐	‐	2,268,647	270,401
From 4 to 5 years	‐	‐	-	3,056,499
More than 5 years	‐	‐	4,530,174	6,317,054
	-	1,724,866	8,389,684	13,511,592

82

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 32.h).

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2021	Incurred costs	Payments	Balance as of 12/31/2022
Debentures	0.2	54,490	30,420	(16,742)	68,168
Notes in the foreign market	0.1	28,018	‐	(15,613)	12,405
Banco do Brasil	0.1	76	‐	(76)	‐
Total		82,584	30,420	(32,431)	80,573

	Effective rate of transaction costs	Balance as of 12/31/2020	Incurred costs	Payments	Reclassification to liabilities held for sale (i)	Balance as of 12/31/2021
	(% p.a.)
Debentures	0.2	28,348	40,953	(14,811)	‐	54,490
Notes in the foreign market	0.1	37,112	‐	(4,890)	(4,204)	28,018
Promissory notes	‐	1,318	‐	(1,318)	‐	‐
Banco do Brasil	0.1	332	‐	(256)	‐	76
Total		67,110	40,953	(21,275)	(4,204)	82,584

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures	14,511	10,363	9,450	9,272	9,309	15,263	68,168
Notes in the foreign market	2,289	2,298	2,294	2,087	1,412	2,025	12,405
Total	16,800	12,661	11,744	11,359	10,721	17,288	80,573

83

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c. Guarantees

The financing does not have collateral as of December 31, 2022 and December 31, 2021 and has guarantees and promissory notes in the amount of R$ 9,371,295 as of December 31, 2022 (R$ 14,151,506 as of December 31, 2021).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 115,451 as of December 31, 2022 (R$ 118,231 as of December 31, 2021).

The subsidiary IPP issued collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions as follows:

	IPP
	12/31/2022	12/31/2021
Maximum amount of future payments related to such collateral:	550,908	690,347
Maturity up to	51 months	49 months
Fair value of collateral	9,914	9,923

If the subsidiary IPP is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2022, the subsidiary IPP did not have losses in connection with these collateral arrangements. The fair value of collateral is recognized in current liabilities as “Other payables”, which is recognized in the statement of income as customers settle their obligations with the financial institutions.

d. Notes in the foreign market

On April 7, 2022, the subsidiary Ultrapar International commenced cash tender offers to repurchase notes in the international market (“Repurchase Offers”) of up to US$ 550,003,000.00 (“Initial Aggregate Repurchase Amount”), involving (i) up to the totality of the 5.250% Senior Notes due in 2026 (“Notes 2026”); and (ii) up to the repurchase limit of Notes 2029 of the 5.250% Senior Notes due in 2029 (“Notes 2029”), both issued by Ultrapar International S.A. (“Ultrapar International”) and outstanding in the international market. The Repurchase Offers together were limited to the Initial Repurchase Value Added, and Ultrapar International had the option to increase the Initial Repurchase Value Added to up to US$ 600,000,000.00 in aggregate principal amount, as described in the Repurchase Offer documents.

On April 14, 2022, the subsidiary Ultrapar International repurchased US$ 114,129 thousands (equivalent to R$ 595,490 as of December 31, 2022) of notes in the foreign market maturing in October 2026. On April 18, 2022, the subsidiary Ultrapar International repurchased US$ 200 thousands (equivalent to R$ 1,043 as of December 31, 2022) of notes in the foreign market maturing in October 2026.

On April 27, 2022, the subsidiary Ultrapar International repurchased US$ 485,667 thousands (equivalent to R$ 2,534,064 as of December 31, 2022) of notes in the foreign market maturing in June 2029.

84

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP;
  Restriction of encumbrances on assets exceeding US$ 150,000 thousands (equivalent to R$ 782,655 as of December 31, 2022) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the commitments required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

e. Foreign loans

The subsidiary IPP has foreign loans in the amount of US$ 125,000 thousands (equivalent to R$ 652,213 as of December 31, 2022). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.9% of DI.

On September 30, 2022, the subsidiary Iconic Lubrificantes S.A.  raised financing 4131 in the amount of EU$ 9,708 thousands (equivalent to R$ 54,072 as of December 31, 2022), with financial charges of 2.907% and due date on March 29, 2023. The subsidiary Iconic Lubrificantes S.A. contracted instruments to hedge against the interest rate in Euro and currency risk, changing financial charges to 111.6% of DI.

On December 19, 2022, the subsidiary Companhia Ultragaz S.A. raised financing 4131 in the amount of U$ 96,339 thousands (equivalent to R$ 502,669 as of December 31, 2022), with financial charges of 4.539% and due date on September 19, 2025. The subsidiary Companhia Ultragaz S.A. contracted instruments to hedge against the interest rate in Dólarand currency risk, changing financial charges to 108.5% of DI.

IPP designated these hedging instruments as a fair value hedge (see Note 34.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	EU$ (thousands)	USD (thousands)	R$	Cost in % of DI
Charges (1)	84	1,326	7,386	-
Mar/2023	9,709	‐	54,072	111.6%
Sept/2023	‐	60,000	313,062	105.0%
Sept/2023	‐	65,000	339,151	104.8%
Sept/2025	‐	96,339	502,669	108.5%
Total / average cost	9,793	222,665	1,216,340	106.7%

(1) Includes interest, transaction costs and mark to market.

85

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

 f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil intended for marketing, processing, or manufacturing of agricultural products (ethanol) with maturity in May 2022. The loans were settled on the maturity date.

g. Debentures

g.1 In March 2021, the subsidiary Tequimar Vila do Conde made its first issuance of debentures, in one single series of 360,000 simple debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Unit face value:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.04%
Payment of interest:	Semiannually
Reprice:	Not applicable

Tequimar Vila do Conde contracted hedging instruments against interest rate variations, changing the fixed rate financial charges of the debentures to 111.4% of the DI. Tequimar Vila do Conde designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

g.2 In March 2021, the subsidiary Ultracargo Logística made its second issuance of debentures, in one single series of 100,000 simple debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Unit face value:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.37%
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultracargo Logística contracted hedging instruments against interest rate variations, changing the debentures fixed rate for 111.4% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges; therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

86

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

g.3 In September 2021, the subsidiary IPP made its tenth issuance of debentures in the total amount of R$ 960,000, in one single series of 960,000 simple debentures, nonconvertible into shares, nominative, book-entry and unsecured, privately placed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on September 16, 2021. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Amount	960,000
Unit face value:	R$ 1,000.00
Final maturity:	September 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.8287%
Payment of interest:	Semiannually
Reprice:	Not applicable

IPP contracted hedging instruments subjected to IPCA variation, changing the financial debenture charges linked to IPCA to 102.75% of DI. IPP designated these hedging instruments as fair value hedges. Therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.4 In June 2022, the subsidiary IPP carried out its tenth issuance of debentures in the total amount of R$ 1,000,000, in one single series of 1,000,000 simple debentures, nonconvertible into shares, registered, book-entry and unsecured, privately placed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of Agribusiness Receivables Certificates (CRA). The financial settlement occurred on June 27, 2022. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Amount:	1,000,000
Unit face value:	R$ 1,000.00
Final maturity:	June 11, 2032
Payment of the face value:	Annual from the 8th year
Interest:	IPCA + 6.0053%
Payment of interest:	Semiannually
Reprice:	Not applicable

87

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 104.8% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2022):

Maturity	12/31/2022
Charges (1)	(77,949)
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	469,937
Oct/2024	282,790
Nov/2024	90,000
Dec/2025	303,845
Mar/2028	526,365
Sept/2028	1,052,762
Jun/2030	334,381
Jun/2031	334,381
Jun/2032	334,381
Total	6,035,893

 (1) Includes interest, transaction cost and mark to market.

18 Trade payables (consolidated)

a. Trade payables

	12/31/2022	12/31/2021
Domestic suppliers	2,777,021	3,010,912
Foreign suppliers	1,674,287	445,805
Trade payables - related parties (see Note 9.a.2)	259,644	214,178
	4,710,952	3,670,895

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries. These suppliers control almost all the markets for these products in Brazil.

b. Trade payables - reverse factoring

	12/31/2022	12/31/2021
Domestic suppliers - reverse factoring	2,429,497	1,948,033
Trade payables - reverse factoring - related parties (see Note 9.a.2)	‐	89,339
Foreign suppliers - reverse factoring	237,397	81,687
	2,666,894	2,119,059

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date originally celebrated between company and supplier, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

88

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

19 Salaries and related charges (Consolidated)

	12/31/2022	12/31/2021
Provisions on salaries	181,755	136,938
Profit sharing, bonus and premium	205,273	132,390
Social charges	70,785	52,739
Others	3,093	8,036
	460,906	330,103

20 Taxes payable (Consolidated)

	12/31/2022	12/31/2021
ICMS (State VAT)	131,587	146,598
IPI (Federal VAT)	4,553	4,163
PIS and COFINS (State VAT)	14,470	13,667
ISS (Municipal VAT)	23,610	45,533
Others	18,210	19,215
	192,430	229,176

21 Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 18,204 (R$ 19,831 as of December 31, 2021) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 89 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In 2022, the subsidiaries contributed R$ 16,368 to Ultraprev (R$ 16,120 in 2021).

The total number of participating employees as of December 31, 2022 was 4,097 active participants and 286 retired participants (4,381 active participants and 387 retired participants as of December 31, 2021). In addition, Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

89

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b. Post-employment benefits (Consolidated)

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of December 31, 2022.

	12/31/2022	12/31/2021
Health and dental care plan (1)	164,428	159,867
Indemnification of FGTS	36,357	38,617
Seniority bonus	2,156	5,570
Life insurance (1)	12,615	11,665
Total	215,556	215,719
Current	21,809	21,082
Non-current	193,747	194,637

(1)    Applicable IPP, Tropical and Iconic.

Changes in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2022	12/31/2021
Opening balance	215,719	284,724
Expense for the year of continuing operations	20,944	15,585
Expense (revenue) for the year of discontinued operations	494	2,951
Actuarial (gains) losses from changes in actuarial assumptions	(2,589)	(58,954)
Benefits paid directly by the Company and its subsidiaries	(19,012)	(18,400)
Exchange rates from post-employment benefits of foreign subsidiaries	‐	217
Reclassification to liabilities held for sale (i)	‐	(10,404)
Closing balance	215,556	215,719

The total expense for each year is presented below:

	12/31/2022	12/31/2021
Health and dental care plan	14,660	15,265
Indemnification of FGTS	4,766	4,409
Seniority bonus	563	(4,886)
Life insurance	955	797
Total	20,944	15,585

90

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The main actuarial assumptions used are:

Economic factors	12/31/2022	12/31/2021
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	9.97	8.93
Average projected salary growth rate	6,98	7.07
Inflation rate (long term)	3.50	3.25
Growth rate of medical services	7.64	7.38

Demographic factors

Mortality Table for the life insurance benefit - CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disability Mortality Table - RRB 1983 and RRB-1944

Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, salary growth and medical costs increases. The following sensitivity analyses as of December 31, 2022, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	19,688	decrease by 1.0 p.p.	24,252
Wage growth rate	decrease by 1.0 p.p.	266	increase by 1.0 p.p.	477
Medical services growth rate	decrease by 1.0 p.p.	17,824	increase by 1.0 p.p.	21,847

The sensitivity analyses presented may not represent the real change in the post-employment benefit obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages  of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as a reference the medical cost by age based on actual healthcare expenses, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

91

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

22 Provision for asset retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain period of use.

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2020	53,435
Additions (new tanks)	451
Expenditure with tanks removed	(2,773)
Accretion expense	5,598
Balance as of December 31, 2021	56,711
Additions (new tanks)	158
Expenditure with tanks removed	(9,528)
Accretion expense	4,417
Balance as of December 31, 2022	51,758
Current	5,063
Non-current	46,695

23 Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels.

The table below shows the breakdown of provisions by nature and its movement:

Provisions	Balance as of 12/31/2021	Additions	Reversals	Payments	Interest	Balance as of 12/31/2022
IRPJ and CSLL (a.1)	552,172	7,154	(36,683)	‐	36,574	559,217
Tax	84,155	35,238	(14,907)	(38,097)	2,045	68,434
Civil, environmental and regulatory claims (a.2)	108,761	18,326	(9,980)	(23,700)	9	93,416
Labor litigation (a.3)	95,460	22,663	(22,387)	(23,142)	578	73,172
Provision for indemnities (a.4)	‐	150,820	‐	‐	‐	150,820
Others	91,637	4,812	(3,850)	-	2,514	95,113
Total	932,185	239,013	(87,807)	(84,939)	41,720	1,040,172
Current	119,942					22,837
Non-current	812,243					1,017,335

Balances of escrow deposits are as follows:

	12/31/2022	12/31/2021
Tax	790,979	731,326
Labor	42,624	48,147
Civil and others	112,780	91,788
	946,383	871,261

92

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 569,415 as of December 31, 2022 (R$ 534,830 as of December 31, 2021). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention, which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts - Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provisions for civil, environmental and regulatory risks

The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former service providers, and indemnities, as well as proceedings related to environmental and regulatory issues in the amount of R$ 93,416 as of December 31, 2022 (R$ 108,761 as of December 31, 2021).

a.3 Provision for labor matters

The Company and its subsidiaries maintain provisions of R$ 73,358 as of December 31, 2022 (R$ 95,460 as of December 31, 2021) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

a.4 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that the former shareholder, Ultrapar, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 139,693 was recorded, R$ 89,649 of which related to labor claims, R$ 17,575 to civil claims and R$ 32,469 to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary IPP, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 11,126 was recorded, R$ 5,864 of which related to labor claims, R$ 472 to civil claims and R$ 4,790 to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of its external legal advisors and, based on these assessments, these claims were not provided for in the financial statements. The estimated amount of this contingency is R$ 3,601,865 as of December 31, 2022 (R$ 3,310,603 as of December 31, 2021).

93

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 2,656,479 as of December 31, 2022 (R$ 2,292,465 as of December 31, 2021), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 182,446 as of December 31, 2022 (R$ 178,422 as of December 31, 2021).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,376,199 as of December 31, 2022 (R$ 1,303,383 as of December 31, 2021). Such proceedings arise mostly from the disregard of ICMS credits amounting to R$ 201,408 as of December 31, 2022 (R$ 209,611 as of December 31, 2021), of which R$ 178,825 as of December 31, 2022 (R$ 106,590 as of December 31, 2021) refer to alleged non-payment of the tax ; from conditioned fruition of tax incentive in the amount of R$ 193,785 as of December 31, 2022 (R$ 174,039 as of December 31, 2021); of inventory differences in the amount of R$ 302,143 as of December 31, 2022 (R$ 295,163 as of December 31, 2021); and of a 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 246,336 (R$ 219,218 as of December 31, 2021).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 759,469 as of December 31, 2022 (R$ 578,097 as of December 31, 2021), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 233,805 as of December 31, 2022 (R$ 218,589 as of December 31, 2021), which includes the amount of the income taxes, interest and penalty.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 690,052 as of December 31, 2022 (R$ 771,695 as of December 31, 2021), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 35,617 as of December 31, 2022 (R$ 34,162 as of December 31, 2021). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 255,290 as of December 31, 2022 (R$ 233,426 as of December 31, 2021) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 255,334 as of December 31, 2022 (R$ 246,443 as of December 31, 2021).

b.4 Action for damages

In December 2022, the Company by means of its subsidiary Ipiranga, as the assignor, entered into an agreement with a Receivables Investment Fund (“FIDC”) to assign 90% of its receivables from an action for damages (contingent asset), with an initial fixed amount of R$ 140,000 being recognized. The first portion of R$ 60,000 was received on December 29, 2022, and the remaining portion of R$ 80,000 (registered in other receivables) will be received through March 31, 2023, subject to DI rate calculated up to the settlement date. The underlying agreement establishes that the assignment transaction between the assignor and the assignee is irrevocable, irreversible, and transfers of control and risks and rewards.

94

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c. Lubricants operation between IPP and Chevron

In the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c to the financial statements filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability in the amount of R$ 26,010 (R$ 19,724 as of December 31, 2021) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017, related to contingent liabilities, with a balance of R$ 100,548 as of December 31, 2022 (R$ 101,267 as of December 31, 2021). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnification asset was hereby constituted, without the need to establish a provision for uncollectible amounts.

The provision of the Chevron indemnification in the amount of R$ 26,010 refers to: (i) R$ 23,337 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,381 labor claims; and (iii) R$ 292 civil, regulatory and environmental claims.

24 Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 24, 2021, August 11, 2021, February 23, 2022 and August 3, 2022, the Company’s Board of Directors approved the issuance of 70,939, 31,032, 43,925 and 21,472, respectively, common shares within the authorized capital limit provided by the article 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 656,121 shares linked to the subscription warrants – indemnification were canceled and not issued. On December 31, 2022, 3,392,235 shares were retained linked to subscription warrants – indemnification, which will be issued or canceled as the final decisions on the lawsuits are determined, being the maximum number of shares that can be issued in the future, totaling R$ 42,776 (R$ 51,296 as of December 31, 2021).

25 Equity

a. Share capital

As of December 31, 2022, the subscribed and paid-up capital consists of 1,115,173,080 (1,115,107,683 as of December 31, 2021) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the outstanding shares on B3 as of December 31, 2022 was R$ 12.61 (R$ 14.54 as of December 31, 2021).

As of December 31, 2022, there were 58,895,761 common shares outstanding abroad in the form of ADRs (50,374,275 shares as of December 31, 2021).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 9.c). As of December 31, 2022, the balance of treasury shares granted with right of use was 6,184,427 common shares (3,178,383 as of December 31, 2021).

95

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

As of December 31, 2022, the balance was R$ 479,674 (R$ 488,425 as of December 31, 2021) and 19,974,556 common shares (23,756,393 as of December 31, 2021) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 24.01.

12/31/2022
Balance of unrestricted shares held in treasury	19,974,556
Balance of treasury shares granted with right of use (see note 25.b)	6,184,427
Total balance of treasury shares as of December 31, 2022	26,158,983

d. Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07 (“Brazilian Corporate Law”), reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e. Profit reserves

e.1 Legal reserve

Under the Brazilian Corporate Law the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2022, the legal reserve totaled R$ 882,575 (R$ 792,533 as of December 31, 2021). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

e.2 Investments statutory reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54 of the Bylaws, this reserve is aimed to protect the integrity of the Company’s assets and to supplement its share capital, in order to allow new investments to be made. As provided for in its bylaws, the Company may allocate up to 75% of the annual net income, after deducting the legal reserve, to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 5,228,561 as of December 31, 2022 (R$ 4,073,876 as of December 31, 2021). Under article 199 of Brazilian Corporate Law, the next general meeting will resolve on the excess of the profit reserve over the share capital.

96

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

f.  Other comprehensive income

f.1 Valuation adjustments

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “Accumulated other comprehensive income”, net of income taxes. Gains and losses are reclassified to initial cost of non-financial assets recognized in the statement of income at the moment of paid-off of the hedge instrument.

(ii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the heading “Accumulated other comprehensive income”, net of income taxes. Gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(iii)	The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in valuation adjustments of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial investments	Actuarial gain/ (loss) of post-employment benefits (ii)	Non-controlling shareholders interest change (iii)	Others	Total

Balance as at December 31, 2020	(609,277)	269	(53,351)	197,369	-	(464,990)

Changes in fair value of financial instruments	12,036	(672)	‐	‐	‐	11,364
IRPJ and CSLL on fair value	(4,060)	‐	‐	‐	‐	(4,060)
Actuarial gains of post-employment benefits of subsidiaries	‐	‐	49,550	‐	‐	49,550
IRPJ and CSLL on actuarial gains	‐	‐	(14,002)	‐	‐	(14,002)
Balance as of December 31, 2021	(601,301)	(403)	(17,803)	197,369	-	(422,138)
Changes in fair value of financial instruments	910,804	403	‐	‐	747	911,954
IRPJ and CSLL on fair value	(309,503)	‐	‐	‐		(309,503)
Actuarial gains of post-employment benefits of subsidiaries	‐	‐	(610)	‐	‐	132
IRPJ and CSLL on actuarial gains	‐	‐	271	‐	‐	271
Balance as of December 31, 2022	-	-	(18,142)	197,369	747	179,974

97

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

f.2 Cumulative translation adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent management (see Note 2.t.1) and the exchange rate variation on notes in the foreign market, net of income taxes (see Note 34.h.3) is directly recognized in the equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

	12/31/2022	12/31/2021
Initial balance	304,645	231,596
Currency translation adjustment of foreign subsidiaries	(269,482)	97,113
Effect of foreign currency exchange rate variation on notes in the foreign market	80,057	(36,461)
IRPJ and CSLL on foreign currency exchange rate variation on notes in the foreign market	(27,219)	12,397
Write-off due to sale of investment	(88,001)	-
Final balance	-	304,645

g. Allocation of income for the year

The shareholders of the Company are entitled under the Bylaws to a minimum annual dividend of 25% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on capital in excess of the obligation established in the Bylaws are recognized in equity until the shareholders approve them. The proposed dividends payable that refers to the year 2021, the amount of which as of December 31, 2021 totaled R$ 185,896 (R$ 0.17 - seventeen cents of Brazilian Real per share), were approved by the Board of Directors on February 23, 2022 and were paid from March 11, 2022 onwards. On May 11, 2022, the payment of interim interest on capital, attributed to the mandatory minimum dividend, of R$ 450,000 (R$ 0.41 - forty-one cents of Brazilian Real per share), including income tax, was approved, and the payment was made from August 10, 2022 onwards. The proposed dividends payable for the year 2022, the amount of which as of December 31, 2022 totaled R$ 109,515 (R$ 0.10 – ten cents of Brazilian Real per share), were approved by the Board of Directors on February 15, 2023 and will be paid from March 03, 2023 onwards.

98

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The management's proposal for the allocation of net income for 2022 and for distribution of dividends is as follows:

Allocation of net income	12/31/2022
Net income for the year attributable to shareholders of Ultrapar	1,800,839
Legal reserve (5% of the net income)	90,042
Adjusted net income (basis for dividends)	1,710,797
Minimum mandatory dividends for the year (25% of the adjusted net income)	427,699
Total distribution	427,699
Interest on capital, net of income tax, already paid (R$ 0.35 per share) (*)	(396,314)
Additional dividends to the minimum mandatory dividends	78,130
Balance of proposed dividends (R$ 0.10 per share)	109,515
Allocation of dividends
Minimum mandatory dividends for the year (25% of the adjusted net income)	427,699
Balance of proposed dividends (R$ 0.08 per share)	78,130
Allocation of net income
Legal reserve (5% of the net income)	90,042
Statutory reserve	1,204,968
Minimum mandatory dividends for the year (25% of the adjusted net income)	396,314
Complementary minimum mandatory dividends for the year (25% of the adjusted net income)	31,385
Additional dividends to the minimum mandatory dividends	78,130
Total distribution of net income for the year attributable to shareholders of Ultrapar	1,800,839

(*) The gross amount of interest on capital was R$ 450,004

Changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2021	193,564	202,860
Provisions	427,699	429,964
Prescribed dividends	(2,948)	(2,948)
Payments	(579.379)	(581,351)
Balance as of December 31, 2022	38,936	48,525

h. Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 9.c.

Because of Extrafarma’s association in 2014 the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issuance, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 24, 2021, August 11, 2021, February 23, 2022 and August 03, 2022 there was an increase in the reserve in the amount of R$ 1,371, R$ 448, R$ 651 and R$ 291, respectively, due to the partial exercise of the subscription warrants – indemnification (see note 24).

99

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

26 Net revenue from sales and services (Consolidated)

	12/31/2022	12/31/2021
Gross revenue from sales:
Merchandise	146,557,649	113,679,771
Services rendered and others	1,285,056	997,114
Sales returns and discounts	(949,451)	(1,351,464)
Amortization of contractual assets (see Note 12)	(504,907)	(282,521)
Deferred revenue	172	10,614
	146,388,519	113,053,514
Taxes on sales	(2,753,811)	(3,320,672)
Net revenue	143,634,708	109,732,842

27 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Raw materials and materials for use and consumption (1)	‐	‐	(135,651,809)	(104,233,143)
Personnel expenses	(203,834)	(175,933)	(1,657,783)	(1,575,066)
Freight and storage	‐	‐	(1,033,718)	(899,188)
Decarbonization obligation (2)	‐	‐	(638,542)	(161,281)
Services provided by third parties	(100,262)	(104,039)	(442,379)	(399,904)
Depreciation and amortization	(1,608)	(11,936)	(732,241)	(653,118)
Amortization of right-of-use assets	(11,444)	(6,093)	(288,419)	(260,716)
Advertising and marketing	‐	(16)	(102,205)	(106,352)
Extemporaneous tax credits (3)	‐	‐	34,247	213,183
Other expenses and income, net	(26,635)	(19,603)	45,604	(54,432)
SSC/Holding expenses	307,867	294,386	‐	‐
Total	(35,916)	(23,234)	(140,467,245)	(108,130,017)

Classified as:
Cost of products and services sold	‐	‐	(136,276,257)	(104,827,966)
Selling and marketing	‐	‐	(2,141,985)	(1,931,666)
General and administrative expenses	(35,817)	(24,927)	(1,534,481)	(1,466,551)
Other operating income (expenses), net	(99)	1,693	(514,522)	96,166
Total	(35,916)	(23,234)	(140,467,245)	(108,130,017)

(1) Includes credits of Pis and Cofins registered in 2022 that refers to Law 192. For more information, see Note 8.

(2) Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.

100

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

(3) Refers substantially to PIS and COFINS credits recorded in 2021 and 2022. On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the PIS and COFINS calculation basis. After filing of the Federal Government's Motion for Clarification, the STF definitively ruled about the thesis on May 13, 2021, reaffirming the exclusion of the ICMS from the PIS and COFINS calculation basis and modulating the effects of the decision for the lawsuits filed after March 15, 2017. Certain subsidiaries have credits arising from favorable decisions on the exclusion of ICMS from the PIS and COFINS calculation basis, and the respective subsidies for proving the amounts to be refunded were duly confirmed by Management and recorded in Other operating income (expenses), net in the statement of income.

28 Gain (loss) on disposal of property, plant and equipment and intangible assets (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment, and intangible asset. For the year ended December 31, 2022, the result was a gain of R$ 169,289 (gain of R$ 184,189 as of December 31, 2021, represented primarily by the sale of ConectCar and properties).

29 Financial result, net

	Parent		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Financial income:
Interest on financial investments	194,061	34,690	388,675	101,326
Interest from customers	‐	‐	128,052	109,999
Changes in subscription warrants (see Note 24)	5,099	33,180	5,099	33,180
Selic interest on PIS/COFINS credits	133	‐	35,268	201,795
Update of provisions and other income	19,147	444	149,595	13,854
	218,440	68,314	706,689	460,154

Financial expenses:
Interest on loans	(219,553)	(95,042)	(1,465,259)	(716,969)
Interest on leases payable	(1,297)	(3,220)	(128,069)	(110,878)
Bank charges, financial transactions tax, and other taxes	(14,245)	(1,430)	(119,828)	(70,801)
Exchange variations, net of gain (loss) on hedging instruments	55,026	‐	(458,032)	(239,106)
Update of provisions, net, and other expenses	(1,800)	‐	(4,709)	(85,132)
	(181,869)	(99,692)	(2,175,897)	(1,222,886)
Financial result, net	36,571	(31,378)	(1,469,208)	(762,732)

101

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

30 Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 9.c and 24, respectively.

	12/31/2022			12/31/2021
	Continuing operations	Discontinued operations(i)	Total	Continuing operations	Discontinued operations(i)	Total
Basic earnings per share
Net income for the year of the Company	1,498,981	301,858	1,800,839	785,199	65,264	850,463
Weighted average number of shares outstanding (in thousands)	1,091,990	1,091,990	1,091,990	1,090,500	1,090,500	1,090,500
Basic earnings per share - R$	1.3727	0.2764	1.6491	0.7200	0.0598	0.7799
Diluted earnings per share
Net income for the year of the Company	1,498,981	301,858	1,800,839	785,199	65,264	850,463
Weighted average number of outstanding shares (in thousands), including dilution effects	1,098,692	1,098,692	1,098,692	1,096,962	1,096,962	1,096,962
Diluted earnings per share - R$	1.3643	0.2747	1.6391	0.7158	0.0595	0.7753
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share			1,091,990			1,090,500
Dilution effect
Subscription warrants			3,445			3,548
Stock plan			3,257			2,914
Weighted average number of shares for diluted earnings per share			1,098,692			1,096,962

(i) For further details, see Note 4.c.1

(ii) For further details, see Note 4.c.2

Earnings per share were adjusted retrospectively by the issuance of 2,472,210 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 24.

31 Segment information

The Company has three relevant business segments: gas distribution, fuel distribution and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are done considering the conditions negotiated between the parts.

102

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows. For information on the discontinued operations, see Note 4.c.2:

12/31/2022
Results	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal	Eliminations	Total
Net revenue from sales and services	131,337,966	11,483,398	867,148	218,770	143,907,282	(272,574)	143,634,708
Transactions with third parties	131,253,637	11,480,697	684,350	216,024	143,634,708	‐	143,634,708
Intersegment transactions	84,329	2,701	182,798	2,746	272,574	(272,574)	‐
Cost of products and services sold	(126,569,490)	(9,446,354)	(340,621)	(185,914)	(136,542,379)	266,122	(136,276,257)
Gross profit	4,768,476	2,037,044	526,527	32,856	7,364,903	(6,452)	7,358,451
Operating income (expenses)
Selling and marketing	(1,552,636)	(576,087)	(12,701)	(561)	(2,141,985)	‐	(2,141,985)
General and administrative	(828,753)	(257,315)	(134,208)	(320,657)	(1,540,933)	6,452	(1,534,481)
Gain (loss) on disposal of property, plant and equipment and intangible assets	168,709	(1,381)	(887)	2,848	169,289	‐	169,289
Other operating income (expenses), net	(525,966)	6,235	3,330	1,879	(514,522)	‐	(514,522)
Operating income (loss)	2,029,830	1,208,496	382,061	(283,635)	3,336,752	‐	3,336,752
Share of profit (loss) of subsidiaries, joint ventures and associates	(10,052)	13	3,880	26,100	12,181	‐	12,181
Income (loss) before financial result and income and social contribution taxes	2,019,778	1,208,509	378,181	(257,535)	3,348,933	‐	3,348,933
Depreciation of PP&E and amortization of intangible assets	353,962	239,204	94,337	44,738	732,241	‐	732,241
Amortization of contractual assets with customers - exclusivity rights	503,751	1,502	‐	‐	505,253	(346)	504,907
Amortization of right-of-use assets	191,178	56,177	37,124	3,940	288,419	‐	288,419
Total depreciation and amortization	1,048,891	296,883	131,461	48,678	1,525,567	(346)	1,525,567

103

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

12/31/2021
Results	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal	Eliminations	Total
Net revenue from sales and services	99,382,617	9,744,659	713,096	107,185	109,947,557	(214,715)	109,732,842
Transactions with third parties	99,382,547	9,740,657	518,762	90,876	109,732,842	‐	109,732,842
Intersegment transactions	70	4,002	194,334	16,309	214,715	(214,715)	‐
Cost of products and services sold	(96,110,408)	(8,626,340)	(285,406)	70	(105,022,084)	194,118	(104,827,966)
Gross profit	3,272,209	1,118,319	427,690	107,255	4,925,473	(20,597)	4,904,876
Selling and marketing	(1,385,814)	(459,179)	(9,144)	(77,529)	(1,931,666)	‐	(1,931,666)
General and administrative	(846,441)	(202,002)	(127,117)	(311,588)	(1,487,148)	20,597	(1,466,551)
Gain (loss) on disposal of property, plant and equipment and intangible assets	183,862	2,138	(1,754)	(57)	184,189	‐	184,189
Other operating income (expenses), net	74,574	10,976	3,876	6,740	96,166	‐	96,166
Operating income	1,298,390	470,252	293,551	(275,179)	1,787,014	‐	1,787,014
Share of profit (loss) of subsidiaries, joint ventures and associates	(859)	(104)	602	(17,273)	(17,634)	-	(17,634)
Income before financial result and income and social contribution taxes	1,297,531	470,148	294,153	(292,452)	1,769,380	-	1,769,380
Depreciation of PP&E and amortization of intangible assets	325,942	211,014	76,421	39,741	653,118	‐	653,118
Amortization of contractual assets with customers - exclusivity rights	280,975	1,546	‐	‐	282,521	‐	282,521
Amortization of right-of-use assets	182,245	46,579	25,440	6,452	260,716	‐	260,716
Total depreciation and amortization	789,162	259,139	101,861	46,193	1,196,355	‐	1,196,355

(1) Includes in the line “General and administrative” and “Revenue from sale of goods” the amount of R$ 157,621 in 2022 (R$ 154,640 in 2021) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.

(2) The “Others” column consists of financial income and expenses, income and social contribution taxes of the segments, the parent company Ultrapar and subsidiaries Abastece aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint ventures of ConectCar, until June 30, 2021, and RPR. In 2022 the Company have ceased to present Abastece Aí as a separate segment and presented such amounts as “Others”.

104

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

12/31/2022
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	427,861	318,750	175,984	6,641	929,236	‐	929,236
Capitalized interest and other items included in property, plant and equipment and provision for ARO	32,628	‐	‐	‐	32,628	‐	32,628
Acquisition of intangible assets	194,385	38,876	9,125	35,214	277,600	‐	277,600
Payments of contractual assets with customers - exclusivity rights	769,119	‐	‐	‐	769,119	‐	769,119
Decarbonization credits (note 16)	635,130	‐	‐	‐	635,130	‐	635,130

12/31/2021
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	386,693	336,871	298,272	6,583	1,028,419	‐	1,028,419
Capitalized interest and other items included in property, plant and equipment and provision for ARO	7,683	‐	2,782	‐	10,465	‐	10,465
Acquisition of intangible assets	156,498	30,150	15,819	35,021	237,488	‐	237,488
Payments of contractual assets with customers - exclusivity rights	420,261	‐	‐	‐	420,261	‐	420,261
Decarbonization credits (note 16)	176,837	‐	‐	‐	176,837	‐	176,837

12/31/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Discontinued operations	Total
Total assets (excluding intersegment transactions)	23,342,826	4,281,857	3,045,407	5,770,913	36,441,003	‐	36,441,003

12/31/2021
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Discontinued operations	Total
Total assets (excluding intersegment transactions)	21,050,793	3,233,736	2,675,453	1,049,458	28,009,440	11,000,917	39,010,357

(3) The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Abastece Aí, Millenium, Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

105

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	12/31/2022	12/31/2021
Net revenue from sales and services:
Brazil	140,801,146	109,598,146
Europe	607,416	18,876
Singapore	359,250	‐
United States of America and Canada	1,785,413	35,279
Other Latin American countries	73,351	69,523
Others	8,132	11,018
Total	143,634,708	109,732,842

32 Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee (“Committee”), which is composed of the CFO, Treasury Director, Controllership Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

106

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of the Policy. The Risk, Compliance and Audit board monitors standards compliance of the Policy and reports to the Audit and Risk Committee the risks exposure and compliance or noncompliance of the Policy to the Board of Directors.

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real (Company’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	12/31/2022	12/31/2021
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	311,017	122,242
Foreign trade receivables, net of allowance for expected credit losses	6,131	1,324
Other receivables	727,057	-
Other assets of foreign subsidiaries	280,738	186,548
Asset exposure from subsidiaries held for sale	‐	3,839,194
	1,324,943	4,149,308
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,312,100)	(8,860,833)
Payables arising from imports	(1,939,984)	(649,107)
Liabilities exposure of subsidiaries held for sale	‐	(884,402)
	(7,153,084)	(10,394,342)

Foreign currency hedging instruments	5,274,302	2,933,572
Foreign currency hedging instruments from subsidiaries held for sale	‐	1,786,471
Net liability position - total	(553,839)	(1,524,991)
Net (liability) asset position - effect on statement of income	(553,839)	(498,604)
Net liability position - effect on equity in subsidiaries held for sale	‐	(1,026,387)

107

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the future market curves as of December 31, 2022 were used on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the statement of income, impacted by the average U.S. dollar of R$ 5.4679 (*) on December 31, 2022 the closing tax considered was R$ 5.2177.

The table below shows the effects of the exchange rate changes on the net liability position of R$ 553,839 in foreign currency as of December 31, 2022:

	Risk	Base Scenario
Effect on statement of income	Real devaluation	(26,555)
	Net effect	(26,555)
Effect on statement of income	Real appreciation	26,555
	Net effect	26,555

(*) Average US dollar on December 31, 2022, according to benchmark rates as published by B3.

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 5. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 17.

The Company seeks to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	12/31/2022	12/31/2021
DI
Cash equivalents	5.a	5,204,766	1,943,164
Financial investments	5.b	406,683	1,607,608
Loans and debentures	17	(2,460,698)	(4,855,517)
Liability position of foreign exchange hedging instruments - DI	32.g	(2,651,609)	(2,283,625)
Liability position of fixed interest instruments + IPCA - DI	32.g	(3,416,868)	(2,364,583)
Net liability position in DI		(2,917,726)	(5,952,953)
TJLP
Loans – TJLP	17	‐	(326)
Net liability position in TJLP		‐	(326)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	32.g	‐	279,047
Loans - LIBOR	17	‐	(275,936)
Net liability position in LIBOR		‐	3,111
Total net liability position exposed to floating interest		(2,917,726)	(5,950,168)

108

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating interest risks on December 31, 2022, the Company used the market curves of the benchmark indexes (DI, TJLP, LIBOR and SELIC) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		12/31/2022
Exposure to interest rate risk	Risk	Probable Scenario
Interest effect on cash equivalents and financial investments	Increase in DI (i)	26,382
Interest effect on debt in DI	Increase in DI (i)	(34,907)
Effect on income of short positions in DI of debt hedging instruments	Increase in DI (i)	(102,175)
Incremental expenses		(110,700)
Interest effect on debt in TJLP	Increase in TJLP (ii)	‐
Incremental expenses		‐

(i) Base rates used was 12.37% and sensivity rate was 13.41%.

(ii) Base rates used was 6.08% and sensivity rate was 7.20%.

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 5), and trade receivables (see Note 6).

d.1 Credit risk from financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

109

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The credit risk of financial institution and government related to cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	12/31/2022	12/31/2021
AAA	5,720,996	3,606,000
AA	809,583	740,879
A	3,457	116,594
Others (*)	50,926	-
Total	6,584,962	4,463,473

(*) Refers substantially to investiments with minoritary participation of UVC, which are classificated in long term financial investments.

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

110

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers. The Company’s subsidiaries maintained the following allowances for expected credit losses:

	12/31/2022	12/31/2021
Ipiranga	373,514	422,542
Ultragaz	120,076	135,565
Ultracargo	2,450	1,526
Total	496,040	559,633

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing:

	12/31/2022			12/31/2021
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.5%	4,756,388	22,752	0.6%	3,901,536	23,476
Less than 30 days	7.5%	29,817	2,230	7.3%	109,284	8,005
31-60 days	11.1%	22,633	2,516	20.4%	57,545	11,746
61-90 days	26.5%	32,522	8,617	23.0%	39,177	9,016
91-180 days	34.4%	58,529	20,159	49.1%	50,588	24,818
More than 180 days	50.7%	868,072	439,766	57.5%	838,532	482,572
		5,767,961	496,040		4,996,662	559,633

The information on allowance for expected credit losses balances by geographic area is as follows:

	12/31/2022	12/31/2021
Brazil	495,929	559,532
United States of America and Canada	61	3
Other Latin American countries	31	15
Europe	5	66
Others	14	17
	496,040	559,633

For further information on the allowance for expected credit losses, see Notes 6.a and 6.b.

111

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due to the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions for imports, using contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the positions of hedging financial instruments to hedge commodity price risk as of December 31, 2022 and December 31, 2021:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousand)		Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	Position	Product	Maturity	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Term	Sold	Heating Oil	Jul-23	158,828	167,255	150,498	103,148	(52,214)	2,269	(124,293)	(55,066)
Term	Sold	RBOB	Jan-23	52,466	29,413	31,382	17,112	(15,481)	(967)	(33,404)	(10,613)
								(67,695)	1,302	(157,697)	(65,679)

112

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 3,744,329 (for quantitative information, see Note 17). As of December 31, 2022, the Company and its subsidiaries had R$ 6,142,121 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 5).

The table below presents a summary of financial liabilities and leases payable as of December 31, 2022 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	13,960,937	3,744,329	2,524,250	2,993,156	4,699,202
Derivative instruments (3)	2,292,609	584,748	725,668	648,202	333,991
Trade payables	7,377,846	7,377,846	‐	‐	‐
Leases payable	2,404,105	343,792	596,602	374,456	1,089,255
Financial liabilities of customers	551,587	184,159	354,389	13,039	-

(1) The interest on loans, it was estimated based on the US dollar futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on December 31, 2022.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The hedging instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on December 31, 2022. In the table above, only the hedging instruments with negative results at the time of settlement were considered.
113

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

f. Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure business continuity while maximizing return to shareholders by optimizing its debt and capital structure.

Capital structure is comprised of net debt (borrowings and financing, including debentures, according to Note 17, after deduction of cash, cash equivalents and short-term investments, according to Note 5) and equity. The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the year is the following:

	Consolidated
	12/31/2022	12/31/2021
Loans and financing	13,274,130	17,725,954
Cash, cash equivalents, and short-term investments	6,584,962	4,463,473
Net debt	6,689,168	13,262,481
Equity	12,174,968	10,469,240
Net debt-to-equity ratio	54.94%	126.68%

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

114

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The table below summarizes the gross balance of the position of hedging instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Note	Notional amount[1]	Fair value 12/31/2022		Gains (losses) 12/31/2022
		Assets	Liabilities			12/31/2022	Assets	Liabilities	Results
Foreign exchange swap	Financing	USD + 4.95%	106.67% DI	Sept-25	32.h.1	221,339	106,550	(9,243)	(121,296)
Foreign exchange swap	Financing	USD + LIBOR-3M + 1.14%	105.00% DI	Jun-22	32.h.1	-	‐	‐	(21,566)
Foreign exchange swap	Financing	EUR + 3.42%	111.60% DI	Mar-23	32.h.1	9,709	1,954	‐	2,573
Interest rate swap	Financing	IPCA + 5.03%	102.87% DI	Jun-32	32.h.1	3,226,054	173,741	(59,789)	(143,762)
Term	Financing	6.47%	99.94% DI	Nov-24	32.h.1	90,000	‐	(9,513)	(5,069)
NDF	Firm commitments	BRL	Heating Oil/ RBOB	Jul-23	32.h.1	181,880	2,936	(70,630)	(944,896)
NDF	Firm commitments	BRL	USD	Jan-23	32.h.1	127,233	4,712	(3,074)	53,762
							289,893	(152,249)	(1,180,344)

Product	Hedged object	Contracted rates		Maturity	Note	Notional amount[1]	Fair value[2] 12/31/2021		Gains (losses) 12/31/2021
		Assets	Liabilities			12/31/2021	Assets	Liabilities	Results
Foreign exchange swap	Financing	USD + 4.65%	104.87 % DI	Sept-23	32.h.1	125,000	212,509	‐	11,712
Foreign exchange swap	Financing	USD + LIBOR-3M	105.00% DI	Jun-22	32.h.1	50,000	109,332	‐	10,779
Interest rate swap	Financing	4.59% + IPCA	102.00% DI	Sept-28	32.h.1	2,226,054	201,638	(35,170)	(17,922)
Interest rate swap	Financing	6.47%	99.94% DI	Nov-24	32.h.1	90,000	‐	(9,044)	(10,088)
Term	Firm commitments	BRL	Heating Oil/ RBOB	Jan-22	32.h.1	120,260	3,115	(1,813)	(130,773)
NDF	Firm commitments	BRL	USD	Jan-22	32.h.1	68,361	7,048	(1,346)	813
							533,642	(47,373)	(135,479)

115

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Derivatives not designated as hedge accounting

Product	Hedged object	Contracted rates		Maturity	Notional amount[1]	Fair value[2] 12/31/2022		Gains (losses) 12/31/2022
		Assets	Liabilities		12/31/2022	Assets	Liabilities	Results
NDF	Firm commitments	USD	BRL	Jul-23	1,116,702	36,472	(54,067)	(440,359)
Interest rate swap	Financing	5.25%	1.36%	Jun-29	300,000	‐	(308,821)	(266,445)
Foreign exchange swap	Financing	0.00%	52.99%	Jun-29	375,000	230,145	(9,174)	(85,474)
						266,617	(372,062)	(792,278)

Product	Hedged object	Contracted rates		Maturity	Notional amount[1]	Fair value 12/31/2021		Gains (losses) 12/31/2021
		Assets	Liabilities		12/31/2021	Assets	Liabilities	Results
NDF	Firm commitments	USD	BRL	Jun-22	625,762	26,516	(23,052)	54,743
Interest rate swap	Financing	5.25%	DI - 1.36%	Jun-29	300,000	‐	(126,752)	(109,081)
Foreign exchange swap	Financing	2.67%	100.00%	May-21	-	‐	‐	17
						26,516	(149,804)	(54,321)

1 Currency as indicated.

2 Amounts, net of income tax.

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The Company and its subsidiaries will not discontinue hedge accounting if the retrospective assessment of hedge effectiveness is not within the range of 80%-125% and the hedge relationship is subject to interest rate benchmark reforms. For hedge relationships that are not subject to interest rate benchmark reforms, the Company discontinues the hedge accounting if the retrospective effectiveness is not within the range of 80%-125%.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

116

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2022	12/31/2021
Notional amount – US$	221,339	175,000
Result of hedging instruments - gain/(loss) - R$	(142,863)	21,812
Fair value adjustment of debt - R$	28,000	47,064
Financial result of the debt - R$	28,291	(105,059)
Average effective cost - DI %	107	104.90

Notional amount – EUR	9,709	‐
Result of hedging instruments - gain/(loss) - R$	2,573	‐
Fair value adjustment of debt - R$	(8)	‐
Average effective cost - DI %	112	‐
For further information, see Note 17.b.1

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2022	12/31/2021
Notional amount – R$	3,226,054	2,226,054
Result of hedging instruments - gain/(loss) - R$	(143,762)	(17,922)
Fair value adjustment of debt - R$	(44,312)	166,374
Financial result of the debt - R$	(293,955)	(245,710)
Average effective cost - DI %	102.9	102.0

In thousands, except the DI %	12/31/2022	12/31/2021
Notional amount – R$	90,000	90,000
Result of hedging instruments - gain/(loss) - R$	(5,069)	(10,088)
Fair value adjustment of debt - R$	(486)	11,756
Financial result of the debt - R$	(6,330)	(5,914)
Average effective cost - DI %	99.9	99.9

117

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	12/31/2022	12/31/2021
Notional amount – US$	309,113	188,621
Result of hedging instruments - gain/(loss) - R$	(891,223)	(129,670)
Adjustment of inventory fair value – US$	34,126	(4,352)

For further information, see Note 17.

h.2 Cash flow hedge

Until March 31, 2022, the Company and its subsidiaries had designated, as cash flow hedge for protection against variations arising from exchange rate changes, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions.

Since April 1, 2022, the exchange rate hedging instruments for highly probable future transactions designated as cash flow hedges, referring to notes in the foreign market, no longer impact the Company and its subsidiaries due to the sale of Oxiteno (totaling US$ 386,787 as of December 31, 2021), and a realized loss was recognized in the statement of income in the amount of R$ 506,375 as of December 31, 2022 (unrealized gain in the amount of R$ 7,880 as of December 31, 2021), net of deferred IRPJ and CSLL. The impacts and balances of cash flow hedge were recognized at Oxiteno, and presented as “Held for sale” and “Discontinued operations”.

h.3 Net investment hedge in foreign entities

Until March 31, 2022, the Company and its subsidiaries had designated, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

As of April 1, 2022, the balance of notes in the foreign market designated as net investment hedge in foreign entities, referring to part of the investments made in entities that have a functional currency other than the Brazilian Real, no longer impact the Company and its subsidiaries due to the sale of Oxiteno (totaling US$ 95,000 as of December 31, 2021), and a gain was recognized in “Other comprehensive income” in the amount of R$ 52,837 as of December 31, 2022 (loss of R$ 24,064 as of December 31, 2021), net of deferred IRPJ and CSLL. The effects of exchange rate variation on investments and notes in the foreign market were offset in equity. The impacts and balances of net investments hedge in foreign entities were recognized at Oxiteno, and presented as “Held for sale” and “Discontinued operations”.

118

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

i. Classes and categories of financial instruments and their fair values

The fair values and the carrying amounts of the financial instruments, including foreign exchange and interest rate hedging instruments, are stated below:

		Carrying value			Fair value
December 31, 2022	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	5.a	-	-	111,797	111,797	-	-
Fixed-income securities in local currency	5.a	-	-	5,204,766	5,204,766	-	-
Fixed-income securities in foreign currency	5.a	-	-	305,206	305,206	-	-
Financial investments							-
Fixed-income securities and funds in local currency	5.b	406,683	-	-	-	406,683	-
Fixed-income securities and funds in foreign currency	5.b	-	-	-	-	-	-
Foreign exchange, interest rate and commodity hedging instruments	5.b	556,510	-	-	-	556,510	-
Trade receivables	6.a	-	-	4,533,327	4,504,245	-	-
Reseller financing	6.b	-	-	1,234,634	1,234,613	-	-
Other receivables	6.c	-	-	1,096,565	1,096,565	-	-
							-
Total		963,193	-	12,486,295	12,457,192	963,193	-

Financial liabilities:
Financing	17.a	1,216,341	-	3,973,816	3,971,551	1,216,341	-
Debentures	17.a	3,575,195	-	2,460,698	-	5,949,028	-
Foreign exchange, interest rate and commodity hedging instruments	17.a	524,312	-	-	-	524,312	-
Trade payables	18.a	-	-	4,710,952	4,710,952	-	-
Trade payables – reverse factoring	18.b	-	-	2,666,894	2,666,894	-	-
Stock warrant – indemnification (1)	24	42,776	-	-	-	42,776	-
Financial liabilities of customers		450,586	-	-	450,586	-
Contingent consideration	34.a	89,640	-	-	-	-	89,640
Total		5,898,850	-	13,812,360	11,799,983	7,732,457	89,640

119

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

		Carrying value			Fair value
December 31, 2021	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and banks	5.a	-	-	334,547	334,547	‐
Fixed-income securities in local currency	5.a	-	1,943,164	-	‐	1,943,164
Fixed-income securities in foreign currency	5.a	2,363	-	-	2,363	‐
Fixed-income securities and funds in local currency	5.b	1,607,608	-	‐	1,607,608	‐
Fixed-income securities and funds in foreign currency	5.b	-	103,239	-	‐	103,239
Foreign exchange, interest rate and commodity hedging instruments	5.b	472,552	-	-	-	472,552
Trade receivables	6.a	‐	-	3,438,995	3,367,012	-
Reseller financing	6.b	-	-	998,034	992,359	-

Total		2,082,523	2,046,403	4,771,576	6,303,889	2,518,955

Financial liabilities:
Financing	17.a	1,011,374	-	8,082,323	8,380,088	1,011,374
Debentures	17.a	2,487,244	-	4,599,525	4,529,439	2,487,244
Leases payable	14	-	-	1,348,311	1,348,311	-
Foreign exchange, interest rate and commodity hedging instruments	17.a	197,177	-	-	-	197,177
Trade payables	18	-	-	5,727,724	5,727,724	‐
Stock warrant – indemnification (1)	24	51,296	-	-	‐	51,296

Total		3,747,091	‐	19,757,883	19,985,562	3,747,091

120

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and banks are identical to their carrying values.
  Financial investments in investment funds are valued at the fund unit value as of the date of the financial statements, which corresponds to their fair value.
  Financial investments in CDBs (Bank Certificates of Deposit) and similar instruments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.
  The fair values of trade receivables and trade payables approximate their carrying amounts and the Company calculates their fair value through methodologies commonly used in the market.
  The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) as of the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 24).
  The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 17).

The fair value of other financial investments, hedging instruments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable.

121

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except for (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 5.b), (ii) loans and financing measured at fair value through profit or loss (see Note 17), (iii) guarantees to customers that have vendor arrangements (see Note 17), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

(c) Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

33 Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

(*) Contract in renovation phase with the competent organ

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2022, these rates were R$ 8.71 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.94 per m3 for Itaqui. According to contractual conditions and tolerances, as of December 31, 2022, there were no relevant pending issues regarding the minimum purchase limits of the contract.

b. Port area lease

On April 9, 2021, the Company, through its subsidiary Ultracargo Logística, won the auction for leasing the IQI13 area at the Itaqui port, State of Maranhão, for storage and handling of liquid bulk products, especially fuels. In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand cubic meters. The lease will have a minimum duration of 20 years according to the auction notice. For this capacity, investments of approximately R$ 310 million are estimated, including the amount related to the grant, to be disbursed in up to six years after signing of the contract on August 17, 2021.

34 Business combinations

a. Stella GD Intermediação de Geração Distribuída de Energia Ltda

On October 1, 2022, by means of subsidiary Ultragaz Comercial Ltda., the Company acquired all shares of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The transaction qualifies as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition marks Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

Founded in 2019, Stella is a technology platform that connects renewable electric power generators and customers, in form of Distributed Generation. The company has a footprint in 12 States, has more than 11 thousand active customers and offered power of approximately 75 MWp (Mega-Watt peak).

The total amount paid for the company was R$ 63,000, with an initial payment of R$ 7,560. The remaining amount of the acquisition will be settled in 2027, subject to adjustments relating to Stella’s performance achievement conditions ("contingent consideration ” or “earnout”).

The Company, based on applicable accounting standards, is determining the balance sheet as ofthe acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The purchase price allocation (”PPA”) will be completed in 2023.

The Company, supported by an independent appraisal firm, estimated the provisional amounts for the purchase price allocation and determined the provisional goodwill in the amount of R$ 99,679, based on the amount already paid on the transaction date, and the estimated fair value relating to the future payment of earnout.

The earnout is determined based on contractual goals set for revenue and the accounting net cash flow to be achieved in the year ending December 31, 2026. The Company estimated the fair value of this achievement based on the discounted cash flow method and projections of earnings as estimated by Management.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,586
Receivables	17
Other receivables	119
Property, plant and equipment	515
Intangible assets	902
Goodwill based on expected future profitability	99,679
Liabilities
Trade payables	14
Salaries and related charges	217
Taxes payable	9
Other payables	5,378
Acquisition value	97,200

Comprised by
Cash	7,560
Contingent consideration to be settled	89,640
Total consideration	97,200

Net cash outflow resulting from the acquisition
Consideration in cash	7,560
Cash and cash equivalents acquired	(1,586)
Total	5,974

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2022 is considered immaterial, as well as the contribution to the Company's results since October 1, 2022.

Earnout sensitivity analysis

The following table shows information on how the fair value of the contingent consideration was determined considering the basic assumptions used to define earnout. The following sensitivity analyses as of December 31, 2022, as shown below, were determined based on possible changes of assumptions, keeping all other assumptions constant.

Goals	Changes in goals	Increase in liability	Changes in goals	Decrease in liabilities
Accounting net cash flow and net revenue	increase by 25.0 p.p.	33,146	decrease by 25.0 p.p.	26,940

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the years ended December 31, 2022 and 2021

35 Events after the reporting period

a. Financing raised by the subsidiary Cia Ultragaz S.A.

On January 19, 2023, the subsidiary Companhia Ultragaz S.A. raised foreign financing (without financial covenants) in the amount of JPY 12,564,392 (equivalent to R$ 500,000 at the time of the transaction), with financial charges of 1.3125% p.a. and maturity on March 19, 2025. The subsidiary contracted hedging instruments for the interest rate in Japanese yen and the exchange variation, changing financial charges to 109.40% of the DI.

b. Conclusion (“closing”) of an agreement for the acquisition of NEOgás by Ultragaz

On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A, signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. ("NEOgás"). The transaction was closed on February 1, 2023. The acquisition value is R$ 165 million, subject to customary working capital and net debt adjustments. This acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, NEOgás is an ideal platform to enable biomethane distribution opportunities. This transaction reinforces Ultragaz’s strategy of expanding its offering of energy solutions to its industrial customers, making use of its capillarity, commercial strength and brand.

c. Brazilian Federal Supreme Court ("STF") decision of stare decisis on taxes paid

On February 8, 2023, the Brazilian Federal Supreme Court ("STF" or the "Court") concluded its judgment on the effects of stare decisis on taxes paid on a continuous basis and declared that a judicial decisions entered in decentralized constitutional control proceedings shall be immediately vacated when a new contrary judgment is entered by the Court in a direct constitutional control proceeding or in a proceeding with general repercussion. The STF's decision also rejected to apply any modulation on the effects of its judgment and determined that any outstanding taxes shall be payable, provided that the applicable statutes of limitations are duly observed.

The Company and its subsidiaries assessed the impacts of said judgment and concluded that no relevant impact on the financial statements or use of proceeds in the relevant period shall result from said decision.

125

Message from the Management

2022 was a year of significant advances at Ultrapar. Despite the volatility and uncertainties, Ultragaz and Ultracargo achieved record results, and Ipiranga continued its trajectory of profitability recovery. The focus on the sophistication of pricing and the effort to increase the engagement of our network, together with important changes and operational adjustments in logistics and supplies, placed us at a new level of efficiency, preparing us for a new phase of growth.

We completed the biggest portfolio rationalization process in our history, with the conclusion of the divestments of Oxiteno and Extrafarma in April and August 2022, respectively. We announced the acquisitions of Stella and NEOgás, which mark Ultragaz's entry into the renewable electricity and compressed natural gas segments, expanding its offer and enhancing its capillarity, commercial strength and brand.

We continued the succession and renewal process of our executive management, and started the succession process in the Board, which will undergo a major renewal in April this year with new members and a new chairman for the term of 2023 to 2025.

In 2022, we made progress on our ESG journey, with the conclusion of the details of the 2030 ESG Plan, intrinsic to each of the businesses strategic plan. The plan makes up 30% of the variable compensation individual goals of Ultrapar's leadership and reveals the Company's commitments, ambitions and targets for the coming years. The disclosure of the targets to the external public will take place in March of this year.

We ended 2022 with net revenues of R$ 147 billion, 24% higher than in 2021 even after the deconsolidation of Oxiteno and Extrafarma from the result, and with revenue growth in all businesses. The Company achieved a recurring EBITDA of R$ 4.0 billion and a net income of R$ 1.8 billion in 2022, of which R$ 506 million should be distributed as dividends and interest on equity to shareholders.

We highlight the reduction in our financial leverage, in good timing considering the macroeconomic context and investment opportunities with good returns, which went from 2.9x on December 31, 2021 to 1.7x on December 31, 2022 due to the combination of the conclusion of the sales of Oxiteno and Extrafarma with the operational improvement of all businesses. We used a portion of the proceeds from the sale of Oxiteno to pay interest on equity to shareholders and for the partial repurchase of bonds, an additional contribution to optimizing the financial liabilities management, with a reduction in the carrying cost of Ultrapar’s net debt, from 129% of the CDI in 2021 to 109% of the CDI in 2022. We emphasize that there are still receivables related to the divestments totaling approximately R$ 1.1 billion.

In this context, in December we announced our investment plan for 2023, which totals R$ 2.2 billion and exceeds the amounts invested in each of the five last years, with half of the amount allocated to expansion projects at Ipiranga, Ultragaz and Ultracargo in addition to the support and security of the operating units.

We enter 2023 with engaged team leaders and strengthened businesses to continue our journey of growth and value creation. We thank all our employees for their commitment and dedication throughout the year and our other stakeholders for trusting and contributing to the Company’s improvement.

Pedro Wongtschowski	Marcos Marinho Lutz
Chairman of the Board of Directors	Chief Executive Officer

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2022 MANAGEMENT REPORT

Company profile

Ultrapar holds 85 years of history, with its origins going back to 1937, when Ernesto Igel founded Ultragaz, a company which pioneered the distribution of liquefied petroleum gas (LPG) as cooking gas. Since then, Ultrapar has become one of the largest business groups of Brazil, with an outstanding position in the energy and infrastructure segments through Ipiranga, Ultragaz and Ultracargo.

In 1999, Ultrapar simultaneously conducted an IPO on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3). Since 2011, the Company’s shares have been listed on B3’s Novo Mercado segment.

Ultragaz

Pioneer company and leader in the distribution of LPG in Brazil, it is a reference in innovation and has been expanding its offer of energy solutions for its customers. It serves more than 11 million households and 59 thousand business customers in a safe, efficient and sustainable way.

Ultracargo

The leading company in the sector of independent liquid bulk storage terminals in Brazil, Ultracargo is present in the country’s main ports with modern terminals to store and handle different products, such as fuels, biofuels, chemicals, corrosives and vegetable oils.

Ipiranga

One of the largest Brazilian fuels and lubricants distribution companies and one of the most valuable brands in the country, with a network of more than 6.7 thousand service stations, in addition to 1.6 thousand AmPm stores, the largest convenience store franchise in Brazil.

Innovation

Ultrapar has 85 years of history and has been improving its management model, with increasing agility, adapting to the transformations through a more complementary and synergistic business portfolio. Innovation permeates the Company's culture and, in 2022, its businesses made significant progress in their initiatives, focusing on their respective markets. To further promote the innovative mindset, Ultrapar’s Innovation Committee organized, for the second consecutive year, an online event for more than 700 leaders of the Holding and the businesses to discuss the innovation initiatives in Energy and Sustainability theme. The event featured presentations by professionals from other companies, in addition to startups and round tables with internal leaders.

Through UVC Investimentos, the corporate venture capital fund of Ultrapar, the Company invests in innovative companies that are complementary or have disruptive potential in relation to its businesses. Since its creation in 2020, the fund has already made 10 investments. UVC’s prospecting strategy is mainly focused on the verticals of renewable energy, sustainability (decarbonization), mobility and new convenience retail solutions. Some of the investments made on these fronts have taken the form of strategic partnerships, such as the startup Stella, which was invested by UVC in 2021 and acquired by Ultragaz in 2022, in addition to commercial partnerships, such as the partnership with Voltz, an electric motorcycle company, through the sale of electric tricycles for Ultragaz and the installation of electric motorcycle battery exchange stations at Ipiranga’s service stations.

At Ultragaz, the innovation initiatives seek to get closer to end consumers and strengthen the relationship with customers, through a greater offer of energy solutions, sales by applications, marketplaces and digital transformation actions. On the new LPG solutions front, Ultragaz developed the Shared Laundry concept, in partnership with OMO Lavanderias, offering more practicality and resource savings to condominiums by reducing energy consumption and washing products. Another example of innovation was the launch of Ultragaz Secagem de Grãos that uses temperature and humidity sensors to control the grains drying process, replacing traditional fuels such as firewood and diesel with LPG, generating savings in energy consumption and maintenance time, in addition to emitting less greenhouse gases.

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2022 MANAGEMENT REPORT

Ultragaz has developed apps that support the management of products and relationships with partners and customers. The AmigU last mile digital delivery app guarantees that orders are directed to the nearest deliveryman, allowing the customer to follow the route in real time, and has more than 10 thousand downloads with deliverymen connected in more than 900 cities across Brazil. Meu Aplicativo Parceiro (MAP), a self-service tool for the reseller's relationship with Ultragaz, has 6 thousand connected partners, while the Ultragaz application, a relationship tool with the end consumer, already has more than 3 million downloads in more than 600 Brazilian cities. Additionally, attentive to its value chain, Ultragaz entered into a partnership with Voltz to offer 500 electric tricycles to its resellers, reducing greenhouse gas emissions when delivering LPG bottles. This culture of innovation led to an increase of 53 positions from 2021 to 2022 in the Valor Inovação Award, which positioned Ultragaz among the 100 most innovative companies in Brazil.

In 2022, Ultracargo advanced in the development of SOUL (Ultracargo Operations System), an operational management model focused on continuous process improvement, waste reduction, and optimization of the terminal operation model. At the same time, Ultracargo strengthened Conecta, a digital transformation program to improve systems and processes, optimize gains in the supply chain, and improve the service level provided to customers. Both programs enabled reduction of costs, optimization of purchases and improvement on cost management, enhancing Ultracargo's operating efficiency. In Santos (state of São Paulo), for example, there was a 10% reduction in the average time of road transportation; in Itaqui (state of Maranhão), there was an 8% increase in productivity per ton handled per employee; and, in Aratu (state of Bahia), Ultracargo recorded a 7% increase in productivity per ton handled per employee. The Vila do Conde (state of Pará) terminal, whose operations began at the end of 2021, already has Conecta in place, and its productivity has been evolving at levels similar to those of the other terminals.

Ipiranga, in partnership with Voltz, implemented, in 2022, a pilot project of electric motorcycle battery exchange points in more than 20 service stations through Turbo. Bringing even more technology and solutions to the business, Ipiranga created Conecta in 2020, originally as an online data transmission system for service stations and franchises. In 2022, this concept expanded to a platform that delivers benefits to resellers, with integrated products and services, allowing for greater operational efficiency in the day-to-day management of the service station, in addition to reducing costs and increasing revenues. Conecta is a competitive differential for productivity and for generating new opportunities. For the second consecutive year, Turbo earned Ipiranga 1st place in the Retail and Distribution category of the 100 Open Startups 2022 ranking, appearing for the first time in the TOP 20 of the general ranking.

ESG Strategy

Sustainability is seen as a journey which is part of Ultrapar's culture and way of being. As it is an essential theme for the continuity of the businesses, it is continually improved and is part of the strategies of the businesses, aimed at generating long-term value for the stakeholders.

The seven material topics of Ultrapar and its businesses cover the three ESG (environmental, social and governance) pillars and represent relevant matters to which the Company directs its efforts, seeks to mitigate risks and foster opportunities:

  Energy transition: plan and implement strategies aimed at transitioning to a low-carbon economy.
  Eco-efficient operations: ensure a level of excellence in the operations’ environmental management, ensuring the efficient use of natural resources and optimizing waste management.
  Responsibility with the community: act responsibly towards the surrounding communities, generating opportunities for the local development.
  Value chain: influence, encourage and monitor the adoption of best ESG practices in the businesses’ value chain.
  Inclusive culture and diversity: continuously promote an inclusive environment that aims at the integral development of people, diversity and equity.
  Safety and health: ensure a solid culture of safety and health, with processes and indexes at a level of excellence, guaranteeing quality of life for employees.
  Governance and integrity: to be a protagonist in governance and integrity, influencing the businesses’ environment in the adoption of best practices and ethical conduct.

In 2022, Ultrapar took an important step in its ESG journey by defining its goals for 2030 (2030 ESG Plan), which are directly linked to the strategy of the businesses. Due to the importance of the topic for the Company's perpetuity, the sustainability goals were included in the composition of the executive compensation, representing 30% of the variable compensation individual goals.

The internal launch of these goals took place in August 2022, at a hybrid event held at Ultrapar's headquarters with the participation of employees from the whole Company. The plan was presented by Ultrapar's main executives, who detailed each of the material topics, discussing the strategy to achieve the Company's intended ambition for 2030. The disclosure of the goals to the external public will take place in a virtual event in March 2023.

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2022 MANAGEMENT REPORT

Management of sustainability in businesses

Each of Ultrapar's businesses has its own materiality matrix. The topics are aligned with the Company's priorities and take into consideration the specifics from their industries and the level of maturity of each business in each topic.

In 2022, Ultragaz consolidated its ESG Journey – Ultragaz More Sustainable, grounded on four drivers for the company, broken down into ten strategic objectives. These drivers are the energies that guide its actions: Ethical Energy (value for investors and society), Human Energy (value for employees), Energy to Innovate (value for suppliers, customers, partner resellers and the planet) and Citizen Energy (value for communities).

2022 marked the adhesion of Ultracargo to the UN Global Compact, reinforcing its commitment to the Sustainable Development Goals. In addition, Ultracargo was among the 25% best evaluated companies in Ecovadis, the largest sustainability evaluation platform in the world, receiving the silver medal. This was also the year in which Ultracargo's sustainability governance was consolidated, with the creation of its Sustainability Committee, which includes the participation of the company's main executives and specialists.

Sustainability management continuous to advance at Ipiranga, encouraging so that decisions take into consideration ESG aspects, with the company's commitment expressed in one of the cultural attributes. On a daily basis, leaders from different areas are responsible for managing action plans with monthly reports on progress and challenges encountered. Sustainability was also taken to the Ipiranga sales convention, through lectures with external guests and in the speeches of the main executives, impacting more than 5 thousand people, including resellers and franchisees. The advances implemented in the last three years in the ESG agenda were essential for Ipiranga to be recognized with 1st place in the Merco ESG Responsibility Ranking in the Energy category.

In order to reinforce its commitment to sustainability and strengthen the initiatives carried out in the ESG pillars, not only Ultrapar, but also Ultragaz, Ultracargo and Ipiranga are currently signatories to the United Nations (UN) Global Compact, which reiterates the commitment to the Sustainable Development Goals and the principles of the Pact, such as human and labor rights, environment and the fight against corruption.

ESG ratings and indexes

Ultrapar integrates a set of indexes and ratings, with indicators and metrics that follow international standards, and classify organizations according to ESG criteria. Some of them are:

  MSCI ESG (Morgan Stanley Capital International), which ratings range from leader (AAA, AA), average (A, BBB, BB) to laggard (B, CCC). Ultrapar's current rating is AA.
  FTSE4Good, which grants scores out of a scale from 0 to 5 for each ESG factor (environmental, social and governance). Ultrapar reached an average score of 3 and is part of two indexes: FTSE4Good Emerging Index and FTSE4Good Emerging Latin America Index.
  CDP (Carbon Disclosure Project), with ratings divided into leadership (A), management (B), awareness (C) and disclosure (D). Ultrapar obtained a B score in both the 2022 Climate Change and Water Security questionnaires.
  ICO2 (Efficient Carbon Index) – B3, which Ultrapar has been part of since 2012.
  IGC (Differentiated Corporate Governance Index) and ITAG (Differentiated Tag Along Index) – B3, which Ultrapar has been part of since 2011.

Environmental performance

Energy transition

Ultrapar’s operations in the energy and infrastructure sectors, through Ultragaz, Ultracargo and Ipiranga, justify the relevance of energy transition as one of the material topics. The Company is aware of the changes needed for a more sustainable world, and part of this path becomes reality through the actions taken to mitigate the impacts of its operations on the environment, focusing on using its businesses platform to contribute with the agenda of energy transition in Brazil.

Ultrapar’s businesses have evolved in the implementation of measures to reduce and mitigate greenhouse gas emissions in operations. With innovation, technological development, investments, new business models and partnerships with other companies and organizations, the Company has been working on three main fronts: (i) performance, to ensure the reduction of absolute scope 1 and scope 2 emissions; (ii) products, analyzing the impact of emissions throughout the value chain and developing strategies to monitor and evolve in customer and consumer demand; and (iii) portfolio, considering the potential gain in energy efficiency, reduction of emissions, and alignment with the challenges for the country's energy transition on investment decisions.

Ultragaz informed the acquisition of Stella in September 2022, a technology platform that connects renewable electricity generators with customers, in the form of distributed generation. In November 2022, it also informed the acquisition of NEOgás, a pioneer company in the transport of compressed natural gas in Brazil and a market leader, with great potential for the distribution of biomethane, a renewable gas. The acquisitions mark Ultragaz's entry into the electricity and compressed natural gas distribution segments, respectively, and reinforce the strategy of expanding the offer of energy solutions to customers, using Ultragaz's capillarity, commercial strength and brand. Ultragaz also adhered to the Climate Commitment program, promoted by the Ekos Institute, to encourage a low-carbon economy.

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Ultracargo earned the silver seal in its first year reporting in the GHG Protocol Program, which encourages companies and governments to understand, quantify and manage their greenhouse gas emissions through a platform for public recording of emissions. Moreover, Ultracargo has multipurpose terminals and is constantly evaluating opportunities to become an important logistics platform for the transition to a low-carbon economy. In 2022, 9% of the products handled at its terminals were biofuels.

Ipiranga is carbon neutral in its operation, offsetting all direct emissions (scope 1) and those linked to electricity consumption (scope 2). This initiative is part of the greenhouse gas emissions management program, which also includes fronts for monitoring and reducing emissions. For the tenth consecutive year, Ipiranga received the gold seal of the GHG Protocol Program in 2022, a recognition for companies that disclose an audited greenhouse gases inventory. In addition, in the first quarter of 2022, Ipiranga participated as a sponsor in the study Net Zero 2050 Commercial Transport: Paths for the Decarbonization of the Road Modal in Brasil, promoted by the UN Global Compact Brazil Network and companies.

Eco-efficient operations

In 2022, Ultragaz developed the standard base concept, seeking to standardize the infrastructure of all its bases, prioritizing efficiency and sustainability. The last two new operational bases in the North and Northeast regions, in Belém (state of Pará) and Fortaleza (state of Ceará), have already been built considering sustainability aspects, with state-of-the-art technologies, such as the reduction of heat islands, reduction of water use, prevention of damage to the environment and storage and collection of recyclable materials. In addition, Ultragaz made progress in the disposal of waste generated in operations, reducing the amount sent to landfills by 50%.

In logistics, the vehicles that make up Ultragaz's light fleet gradually began to be filled up with ethanol, reaching around 96% of vehicles in 2022, and reducing carbon emissions by 8% (scope 1 emissions). Also looking for cleaner and more sustainable energy alternatives for supplying bottle transport trucks, Ultragaz started pilot projects with two electric, smaller and lighter VUC trucks and with a truck powered by gas, which can be both natural gas or biomethane.

Ultragaz and Ultracargo acquired the International REC Standard certificate of renewable energy from Votorantim Energia, proving that 100% of their energies come from renewable sources, zeroing their indirect greenhouse gas emissions from the purchase of electricity (scope 2 emissions).

At the terminal in Santos (state of São Paulo), Ultracargo started using a new vertical tank cleaning system, that reduces water consumption from 1 thousand liters per hour to just 80 liters per hour, a saving of 92%. In addition to reducing water consumption, the new system does not require an industrial climber, eliminating their exposure to heights, thus generating more safety to the employees involved in the process. The technical committee of ANPEI (National Association for Research and Development of Innovative Companies) Conference on Innovation 2022 selected this project among the 24 winners of the Call for Cases.

Also in 2022, Ultracargo reduced by 43% the volume of waste sent to landfills since the beginning of the calculation in 2020. This result was achieved through employees’ awareness and advances on waste segregation, recycling and composting practices. In November 2022, Ultracargo received the Amigo do Oceano seal from the port of Suape, a recognition that is part of the global initiatives of the United Nations (UN) 2030 Agenda for sustainable development.

In 2022, Ipiranga mapped new partners for the disposal of waste from its operational units and drew up guidelines for managing construction site waste aimed at reuse. Ipiranga also participated at the Inova 2030 Dispara program, a partnership between Global Compact Brazil Network and Fundação Dom Cabral, with a pilot project for waste management at operational units, in which 71% of the fuel storage tanks now have a double bottom, an additional barrier that prevents soil contamination in case of leakages in the tank. Like Ultragaz and Ultracargo, Ipiranga also acquired international renewable energy certificates, proving that 100% of its energy comes from renewable sources. In regard to clients, Ipiranga offers support in building engagement campaigns, in addition to technical support through manuals that define the necessary guidelines to prevent accidents from occurring in the fuel loading and unloading process, thus minimizing possible environmental impacts. In 2022, Ipiranga expanded the solar plants project in distributed generation, totaling 15 regions that will benefit the network with more than 60 GWh/year of clean energy for around 900 service stations and franchises, in addition to 11 thousand tons of CO2 which will no longer be emitted per year.

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Social performance

Responsibility with the community

In 2022, Ultrapar invested R$ 21 million in social actions, with about half of the amount coming from own funds and half from funds under incentive laws. Investments in the surrounding communities generate opportunities for local development and strengthen dialogue between businesses and communities through relationship programs.

In 2022, Ultrapar also held immersive meetings of its Social Acceleration Program, which had the registration of more than 100 volunteers and support to 13 NGOs in their management challenges, maximizing their social impact. In all, more than 400 solutions were proposed, which could positively impact more than 9 thousand people served by the institutions. In addition, in July 2022, Ultrapar entered into a partnership with Amazônia+21 Institute, an organization created by the National Confederation of Industry to promote sustainable and innovative businesses in the Amazon.

In 2022, Ultragaz was selected by recognized Brazilian NGOs and movements for having developed the digital Vale Gás, a secure and traceable solution, with guaranteed distribution capacity all over Brazil, to carry out the initiative promoted by Petrobras in the donation of LPG bottles to families in socially vulnerable situations. This initiative enabled more than 285 thousand families to benefit from a cleaner fuel, the LPG.

Moreover, Ultragaz invested in education projects for children and teenagers, such as Plug Cuca, Alavanca Associação Santo Agostinho (ASA) and Recriarte. Ultragaz also delivered more than 5 thousand items including gallons of mineral water, food and hygiene and cleaning products to the population that suffered from torrential rains in Pernambuco, benefiting around 2 thousand families. In Bahia, also due to the critical situation caused by heavy rains, Ultragaz mobilized 110 resellers throughout the state as collection points for non-perishable food and hygiene and cleaning items to donate to flood victims in the region, at which time it also distributed around 3 thousand basic food baskets to the affected communities in the municipalities of Jaguará, Eunápolis, Jequié and Itabuna.

Reinforcing its commitment to the communities surrounding its operations, in 2022, Ultracargo, in partnership with the Ayrton Senna Institute, carried out the Socio-emotional Dialogues project, which seeks to develop the socio-emotional skills of elementary school students in public schools in São Luís (state of Maranhão). The project trained 130 teachers from 20 schools and impacted more than 7 thousand students. Through the culture incentive law, Ultracargo sponsored the Water Planet on Stage 4 project, in Barcarena (state of Pará), which works on environmental education with theatrical presentations and distribution of children's books with the same theme. The presentations were held in public schools in the region for about a thousand children.

In 2022, the Integrate Art and Life project began, promoted by the National Sports Association and the National Association for Development, Sports and Education, sponsored by the sport incentive law. The project offers cultural and sports workshops for young people aged 6 to 17, after school, seeking to reduce school dropout at the Alemoa complex in Santos (state of São Paulo). At the end of 2022, Ultracargo also entered into a partnership with the Cactus Association, an organization that transforms the reality of public school students through the teaching of mathematics. The project is already active in Cabo de Santo Agostinho and Ipojuca (state of Pernambuco). In these locations, Ultracargo, in partnership with Ultrapar, donated, in June, more than 1 thousand basic food baskets and hygiene kits, 3 thousand liters of drinking water and mattresses to the communities affected by the heavy rains that hit Pernambuco, in addition to rubber boots for the SAMU, which worked to rescue the victims.

Ipiranga launched, in August 2022, the Woman Operation program, which offers training for production operators, with pedagogical support from SENAI, and aims to increase the employability of women. 20% of the participants were hired, still in 2022, and 85% of the participants completed the classes. Additionally, the Health on the Road Program had another edition in 2022, offering medical care and services to truck drivers, drivers, travelers and communities close to Ipiranga's highway service stations in 22 states. There were more than 26 thousand free consultations, such as medical consultations, exams and vaccines, and around 80 events, in addition to actions to raise awareness about alcohol consumption and sexually transmitted diseases.

Ipiranga also supported two projects through tax incentive laws, impacting 770 children in the states of Minas Gerais and Rio Grande do Sul, in addition to encouraging the restoration of the Ipiranga Museum located in São Paulo (state of São Paulo) and reopened in 2022. Also, attentive to the emergency needs of the surrounding areas, Ipiranga donated more than 2 thousand basic food baskets to victims of the rains in southern Bahia, Minas Gerais and Rio de Janeiro, with the support from NGOs operating in the regions.

Considering all the initiatives, more than 2.6 thousand hours of volunteer work were donated by Ipiranga’s employees in social actions throughout Brazil.

Value chain

Ultrapar’s value chain management focuses on encouraging suppliers, resellers and other businesses partners to comply with the legal requirements related to the protection of human rights, labor and environmental practices, ethics, and health and safety. In order to reduce reputational risks, in 2022 the Ethics and Integrity Program carried out more than 13 thousand reputation surveys for suppliers, service providers and the Company's franchisees.

In 2022, the Purchasing Governance area was created, responsible for supporting the interaction between the supplier and the contract technical manager, in addition to the development of the Ultra Supplier Booklet, which provides information on measurement processes and the submission of invoices and payments, in addition to indicating the way to the supplier questions channel, reducing relationship risks and encouraging participants to adopt the best management practices on the subject.

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Also in 2022, Ultragaz advanced in the relationship with its resellers’ partners, reorganizing and segmenting the service model for this public. Ultragaz's Reseller Excellence Lapidar Challenge Program, a partner qualification program that values and rewards the journey of each reseller, showed better qualification of resellers by reaching, in 2022, 214 resellers classified in the gold category. To further strengthen the relationship with resellers, 34 meetings were held in the regions of Brazil where the partners’ network is present. At these meetings, Ultragaz showcased its initiatives, latest innovations and its ESG journey, reinforcing the company's strategy. In addition, Ultragaz also carried out workshops with around 90 suppliers selected for the customer engagement program Carbon Disclosure Project (CDP), resulting in greater adherence to the program.

Ultracargo maintained, in 2022, a plan for the approval of its suppliers, which verifies aspects on the social, environmental and governance fronts. In addition, Ulltracargo built the Responsible Sourcing Booklet, published in December and made available on its sourcing platform, making its acceptance mandatory for new contracts.

One of the focuses of Ipiranga in 2022 was to reinforce proximity to customers and resellers. To this end, Ipiranga invested in closer relations with business partners, with actions planned throughout the year, such as (i) visits by the CEO and various executives to resellers and customers, traveling throughout Brazil from North to South, (ii) holding the sales convention in the on-site format, lasting 2 days and having the attendance of more than 5 thousand people, and (iii) reactivation of the Million Club program, which promotes recognition and relationship with resellers. With the aim of improving management and customer service at resellers, Ipiranga entered into a partnership with Estácio de Sá University, launching a technological degree in Management of Ipiranga’s Service Stations with specific courses applicable to the management of service stations.

With a focus on disseminating ESG practices to suppliers, in 2022 Ipiranga updated its Supplier Policy and the Supplier Sustainability Booklet, which indicate the socio-environmental guidelines that must be complied with by the partners. Also in 2022, Ipiranga mapped critical suppliers and revised contractual clauses with ESG themes, reinforcing the need to comply with previously assessed compliance requirements, subject to audits during the contract.

Inclusive culture and diversity

To accelerate transformations in its Holding, Ultrapar created in 2022 the Diversity Committee, which defined a strategic and tactical plan focused on 7 themes: selection process, development and career, leadership preparation, discrimination, general representativeness, organizational environment and corporate positioning. Moreover, the Company promoted an event with its female leadership, which was attended by board  members Ana Paula Vescovi and Flávia Buarque de Almeida. A climate survey was once more carried out in partnership with Great Place to Work (GPTW), with 87% of employees joining. The result assured Ultrapar GPTW's Best Workplaces certification for the second consecutive year.

In the current composition of the Board of Directors, the highest governance body, 60% of the directors are independent and 20% are women, so that for the period 2021-2023, Ultrapar holds the Women on Board (WOB) certification, awarded by an independent initiative supported by UN Women to companies that have at least two women on the Board of Directors.

In 2022, several actions were carried out that affirm Ultrapar's and its businesses’ commitment in promoting an increase in diversity and an inclusive environment. It is worth highlighting the adhesion of Ultrapar, Ultragaz, Ultracargo and Ipiranga to the Citizen Company Program, extending parental leave periods for employees, with maternity leave extended to 180 days and paternity leave to 20 days. The benefit is also applied to cases of adoption and same-sex couples, and in the latter case, the employee can choose between maternity or paternity leave.

Ultragaz disclosed its positioning in Diversity and Inclusion, with the strategic priorities and pillars of action in the theme. In terms of training, Ultragaz offered mentorships to women in leadership positions in operations and sales, and training for leaders in unconscious biases, PwD, gender equity and toxic masculinity. In addition, in order to welcome diversity since the attraction of new talents, Ultragaz has strengthened its recruitment and selection guidelines, considering race, PwD and women in its operation through prioritization actions on the selection processes.

Ultracargo started, in September 2022, another edition of the Operational Training Program, providing 25 positions for residents around the Aratu Terminal (state of Bahia). The course is offered free of charge and seeks to contribute to the professional development of residents, in addition to fostering diversity in the company, with over 50% of participants in this edition being female.

In addition to talent development and employee engagement, Ipiranga stands out for its diversity and inclusion in hiring practices, with 58% of job opportunities of its trainee program being filled by women in 2022; 17% by black and brown-skinned people and 33% by LGBTQIA+ people, while its internship program had 63% of job opportunities filled by black and brown-skinned people. In the commercial area, Ipiranga launched Construa, a Program for the Development of Administrative Consultants, exclusively for people with disabilities. Women Speed, an action for the development of women for the leadership pipeline, currently in its second edition, promoted 33% of the program's participants throughout the year.

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Number of employees

	2022	2021	Δ (%) employees 2022 vs 2021

Ultragaz¹	3,596	3,387	6%
Ultracargo	862	870	-1%
Ipiranga²	4,711	3,907	21%
abastece aí	116	138	-16%
Holding	133	130	2%
SSC/Others	502	426	18%

Total	9,920	8,858	12%
¹ Includes 92 Stella employees in 2022 ² Includes 1,237 AmPm employees in 2022 and 780 in 2021 – increase in the number of company-operated stores

Safety and health

Ensuring a safe environment for all employees and communities surrounding businesses operations is also one of the commitments undertaken by the Company. Ultrapar and its businesses have active health and safety management systems, through which indicators such as accidents, occupational diseases and leaves are monitored, in addition to the evolution of different related procedures and programs.

Although safety management is carried out directly by the businesses, the issue is dealt with in an integrated manner by Ultrapar through the Safety Committee, which meets periodically on an annual predetermined agenda, alternately led by one of the businesses’ CEOs. In 2022, the Committee addressed, among other topics, the Plan for the Transformation of Culture in Safety, making it a recurring and mandatory agenda at Board of Directors meetings, in addition to being present at all leadership meetings.

Ultragaz has been investing on several fronts to guarantee a safe environment in its operations. In 2022, the company expanded the monitoring of the loading and unloading process, reinforced internal procedures and those with its service providers, and is testing new automation of its processes. The digitization of the relationship with its customers and greater logistical efficiency also reduced the number of trips, reducing exposure to accidents. Moreover, Ultragaz revisited its Safety Program, reinforcing the behavioral safety pillar. In health management, Ultragaz, through the Valorize Program, has been encouraging its employees, especially in the risk group, to adhere to health and quality of life programs.

All terminals of Ultracargo (except for the Vila do Conde terminal, which started operations at the end of 2021) are ISO 45001 certified (occupational health and safety). The Ultracargo Operations System (SOUL) and the Digital Transformation Program (Conecta) also contribute to an efficient safety management at the company. In 2022, R$ 25 million were invested in safety and integrity, and the Rules that Save Lives, commandments that aim to prevent accidents and strengthen the safety culture, were launched.

Ipiranga’s Health, Safety, Environment, Quality and Social Responsibility (SIGA+) Management system establishes all procedures, controls and training necessary for risk management at operational units and undergoes regular audits. The system aims to reduce the risk of operating with fuels, ensuring the safety of employees and the community, in addition to protecting the environment and preserving assets.

The safety theme was further reinforced in 2022 at Ipiranga with the launch of the Golden Rules, which establish the inviolable principles that must be followed by the employees and the service providers. Also in 2022, Ipiranga was recognized with the Yellow Bow award, for the Yellow May campaign, in partnership with Pró-Frotas, in favor of raising awareness about traffic safety involving employees, carriers, drivers, customers and consumers, impacting more than 10 million people.

In health management, Ultrapar has health programs aimed at specific audiences with the objective of directing and individualizing care and prevention, among which are the Future Mother Program, which guides pregnant women in relation to prenatal and newborn nutrition, and the Only Mind Program, which seeks the prevention, diagnosis and treatment of psychological illnesses. Ultracargo launched in the second half of 2022 the Cuidar Bem program, bringing together actions aimed at physical and mental health, as well as the quality of life of employees and their families, while Ipiranga maintained a partnership with a virtual well-being platform, through which it is possible to consult with specialists and have access to content on self-care, self-knowledge and meditation.

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Governance and integrity

Ethics and transparency are lifelong values of Ultrapar, which is recognized for its integrity and adherence to the best governance practices. In addition to strong businesses guiding principles, the Company has a dedicated framework for risks, integrity and audit topics that covers all its businesses.

The Risks, Integrity and Audit department has reporting levels according to each of its competencies. The area is linked administratively to Ultrapar’s CEO, being responsible for the integrated risk management, the Integrity Program maintenance and for the internal audit. It reports to the Audit and Risks Committee of the Board of Directors in the management of corporate risks, in the consolidation of information and controls, and in the conduction of the general internal audit process.

The Audit and Risks Committee, implemented in 2019, has the function of advising the Board of Directors in supervising (i) the integrity and quality of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the independent auditor, (iv) the performance of the Company's internal audit functions (represented by the Risks, Integrity and Audit department) and independent auditors, and (v) the risk management. The Audit and Risks Committee has three members, all independent directors of the Company.

Since 2004, Ultrapar has maintained a Conduct Committee to improve and monitor the Company's Integrity Program. Among its duties, the highlights are: (i) managing the Code of Ethics enforcement, its guidelines and related policies; (ii) overseeing the enforcement and effectiveness of the principles provided by the Code of Ethics; (iii) reviewing and approving the Integrity Program and overseeing its enforcement, (iv) recommending proper disciplinary measures for the topics the Committee deals with that shall be adopted by Ultrapar's bodies as well as resolve on whether it is necessary to discuss the issue with the Company’s Audit and Risks Committee or the Board of Directors. The Conduct Committee has an external and independent president and a member of the Board of Directors.

Integrated Risks Management

The risk management structure coordinates Ultrapar's integrated analysis of strategic risks, with a direct interface with each business, making the process comprehensive and with specific industry characteristics.

The Systemic Risk Matrix comprises themes which cover the leading threats to the operations of the businesses and are grouped into five families with an interdependent look and dynamic evaluations. The Corporate Risks Management Policy was reviewed and approved by the Board of Directors in November 2021, reinforcing Ultrapar's corporate governance structure.

The discussions take place on a structured and independent basis at each business, covering topics of internal and external risks, evaluating scenarios quantified in terms of impact and vulnerability, and generating mitigating action plans.

Internal and External Audits

Linked to the Risks, Integrity and Audit department, the internal audit is responsible for verifying the internal procedures and controls of the businesses, identifying opportunities for improvement in the risk management process that contribute to the updating of the risks map and the Integrity Program. The area also performs internal financial and operational audits according to the plan approved annually by the Audit and Risks Committee and performs effectiveness tests of internal controls as part of the process of the Sarbanes-Oxley (SOX) certification, a requirement for the financial statements published in the United States market.

The external audit firm is responsible for auditing the Company's financial statements, which consider the understanding of the internal controls that are relevant to the process of preparing the financial statements and carrying out the necessary procedures to issue the independent auditor’s report on the individual and consolidated financial statements.

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Integrity

Ultrapar has an Integrity Program guided by the Code of Ethics, which contains guidelines approved by the Board of Directors and is supervised by the Conduct Committee.

Ultrapar's Integrity area sets annual themes for communication and training, such as fighting corruption, good competition practices, conflicts of interest, fighting harassment, discrimination, among others, aiming at strengthening the Company's integrity culture.

With a focus on evolving the organization's culture, dialogues on integrity have been intensified for greater understanding by employees of the theme. Training was extended to business partners and critical third parties, encouraging ethical behavior in commercial relationships. These actions address the attention points captured in the integrity culture diagnosis, which is carried out by an independent company that evaluates the effectiveness of Ultrapar's Integrity Program actions. In the last survey, carried out in 2020, the organization was classified in the initial proactive profile, the second most advanced profile in the Hearts & Minds Matrix. The goal is to evolve and reach the generative profile of this Matrix in the coming years, and all businesses have intensified integrity actions.

In 2022 an event was held to relaunch the Code of Ethics and the Corporate Policy on Anti-corruption and Relationship with Public and Private Agents, and a new training was made available to employees, reinforcing the guidelines of the updated documents.

Ultragaz reinforced the awareness and the culture of integrity with the creation of the Ethical Contact, which consists of content prepared for leadership to use in conversations with teams, taking examples to a more practical look at ethics issues on daily life. Additionally, an Integrity Campaign was developed, which addressed topics such as harassment, competition aspects, prejudice, relationship with suppliers, corruption and discrimination, based on testimonials from the operation's own employees, bringing up personal situations that each one has already experienced. The competitive aspect was also reinforced through training carried out with the internal public and with resellers’ partners.

Ultracargo worked on the culture of integrity by carrying out various actions throughout the year for all job levels and locations, with emphasis on the Commitment to Integrity Week, which had the participation of 345 employees in face-to-face conversations, in addition to awareness communications with practical examples of conduct on ethical dilemmas.

Ipiranga spread the culture with conversation circles in specific areas and carried out trainings on legislation and good competition practices for its internal public and resellers. Ipiranga created an integrity dialogue program for operational facilities, reaching more than 700 employees every month, with 12 topics related to ethical conduct, gifts, donations and sponsorships, safety, sustainability, diversity and inclusion, among others. Ipiranga included a training dedicated to business ethics and integrity in practice on the annual sales convention agenda, reinforcing the ethical commitment with 150 leaders and hundreds of resellers.

In the third-party pillar of the Program, the highlight is the reputational research process, a step prior to contracting suppliers and commercial partners. In 2022, 13 thousand surveys were carried out, which verified whether future partners adhere to Ultrapar's precepts of ethics and integrity, minimizing reputational and financial risks.

Finally, the Integrity Program provides the Open Channel, a secure way for all public to ask questions or report suspected actions of non-compliance with the law and Ultrapar's policies. Managed by an independent external company, the Open Channel is available to employees and stakeholders and receives, in Brazil and abroad, requests for guidance on ethics and integrity and notifications about possible deviations from the Code of Ethics and corporate policies. The reports can be made anonymously and are forwarded to the Risks, Integrity and Audit department, responsible for independent negotiations, with the support of the Conduct Committee. The Company prohibits retaliation against good faith whistleblowers. In 2022 the channel received 463 reports, indicating the trust placed on the channel.

With regard to information security and data privacy of employees, customers, consumers, suppliers, business partners and other audiences, Ultrapar follows the guidelines of the Privacy and Personal Data Protection Corporate Policy and the Information Security Policy.

Capital markets

Ultrapar’s combined average daily financial volume on B3 and NYSE totaled R$ 111 million/day in 2022 (-30% vs 2021). Ultrapar's shares ended 2022 quoted at R$ 12.61 on the B3, a depreciation of 13% in the year, while the Ibovespa stock index appreciated 5%. In NYSE, Ultrapar’s shares and Dow Jones stock index depreciated 8% and 9% in the year, respectively. Ultrapar ended 2022 with a market cap of R$ 14 billion.

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Dividends and interest on equity

Dividend history

Fiscal year	Total amount (R$ million)	Dividend per share (R$)

2022	506	0.46
2021	404	0.37
2020	480	0.44
2019	479	0.44
2018	685	0.63

In 2022, Ultrapar declared interest on equity of R$ 450 million (R$ 396 million net of income tax) and dividends of R$ 110 million, totaling a distribution of R$ 560 million (R$ 506 million net of income tax). The consolidated amount represents a payout of 30% on the net income attributable to shareholders of Ultrapar after the legal reserve of 5%, and a dividend yield of 3.5% on the average price of Ultrapar’s shares.

ANALYSIS OF FINANCIAL PERFORMANCE IN 2022

Economic-operational environment

Macroeconomic indicators¹

	2022	2021	Δ (%) 2022 v 2021
GDP	3.0%	5.0%	-2.0pp
Inflation	5.8%	10.1%	-4.3pp
Accumulated Selic rate	11.7%	4.3%	7.4pp
Average exchange rate (R$/US$)	5.17	5.40	-4.3%
Brent crude oil (US$/barrel)	100	70	42%

¹ Source: Central Bank and Bloomberg; for 2022 GDP, Focus projection from 01/06/2023

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The beginning of 2022 was marked by volatility in the capital markets, rising prices of commodities and rising inflation around the world, mainly due to a new wave of COVID-19 and the conflict between Russia and Ukraine, factors that resulted in interest rate increases and greater risk perception by investors. In Brazil, despite the challenging global scenario, the reopening of the economy after the restrictions imposed by the coronavirus pandemic in 2021, added to the stimulus packages, the evolution of public accounts and financial support policies for the population contributed to the improvement of the economy’s performance and to the appreciation of the Real. GDP for 2022 should register a growth close to 3%, according to the Focus report of 01/06/2023.

The fuel distribution market (gasoline, ethanol and diesel) grew by 3% compared to 2021, with an increase of 4% in the Otto cycle and 2% in diesel, according to ANP data. The volume of the Otto cycle was favored by the greater circulation of people, which in 2021 was reduced due to the restriction measures imposed by the pandemic, while the volume of diesel followed the better performance of the economy.

In the LPG market, total volume fell by 1% compared to 2021, according to ANP data, with a 2% reduction in the bottled segment, due to lower market demand, attenuated by the 3% increase in the bulk segment, in line with the country's economic growth.

The liquid bulk storage sector at independent terminals (ABTL) grew by 11% in 2022, mainly driven by higher consumption of liquid fuels, 5% higher than in 2021, an increase of 14% in imports, 44% in vegetable oils and 11% in corrosives. In addition to the good performance of the previously mentioned product groups, Transpetro reduced its share in national handling, making room for other terminals.

Considerations on the financial and operational information

In May and August 2021, the sale agreements of Extrafarma and Oxiteno were signed, respectively, according to the Material Notices disclosed at the time. On December 31st, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and thus ceased to be part of discontinued operations and Ultrapar's results as of 2Q22. The sale of Extrafarma was concluded on August 1st, 2022, and its results are shown within discontinued operations until this date. In this report, the financial information related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations, unless otherwise indicated.

The financial information presented on this document were extracted from the financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma).

Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them. Information denominated EBITDA (Earnings Before Interest, Income Tax and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Income Tax and Social Contribution on Net Income) is presented in accordance to Resolution 156, issued by the Brazilian Securities and Exchange Commission (“CVM”) on June 23, 2022.

Ultragaz

The volume sold by Ultragaz totaled 1,706 kton in 2022, practically stable in relation to 2021, as a result of a 2% decrease of sales in the bottled segment, due to lower market demand, and the growth of 3% of the bulk segment, mainly due to higher sales for the commercial, services and industries segments.

Net revenues were R$ 11,483 million (+18% vs 2021), due to pass throughs of LPG cost increases. The cost of goods sold totaled R$ 9,446 million (+10% vs 2021), due to the readjustments of LPG costs carried out by Petrobras, higher costs with freight (increase in the diesel price), personnel (collective bargaining agreement) and inputs (inflation), attenuated by the positive effect of R$ 333 million of extraordinary tax credits in 2022.

Sales, general and administrative expenses totaled R$ 833 million (+26% vs 2021), due to higher personnel expenses (mainly higher variable compensation, in line with the progression of results, and collective bargaining agreement), freight and higher sales commissions.

Ultragaz registered a record recurring EBITDA of R$ 1,172 million in 2022 (+61% vs 2021), due to better margins, as a result of initiatives to increase efficiency and productivity and a better sales mix, despite higher expenses.

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Ultracargo

Ultracargo's average static capacity was 955 thousand m³ in 2022 (+9% vs 2021), as a result of the start-up of operations at the terminal in Vila do Conde in December 2021 and the capacity expansion in Itaqui throughout 2021. The m³ sold totaled 13,589 thousand m³ (+8% vs 2021), mainly due to the start-up of operations in Vila do Conde and the higher handling of fuels in Itaqui.

Net revenues totaled R$ 867 million (+22% vs 2021), due to contractual readjustments and higher m³ sold mainly from the previously mentioned capacity expansions. Cost of services provided totaled R$ 341 million (+19% vs 2021), of which about 63% of the increase refers to costs and depreciation of the Vila do Conde terminal (which operations started in December 2021), while the remainder comes from higher depreciation, due to capacity expansions in Itaqui and investments made in the last 2 years, along with the effect of inflation on personnel and inputs.

Sales, general and administrative expenses totaled R$ 147 million (+8% vs 2021), resulting from higher personnel expenses (mainly higher variable compensation, in line with the progression of results, and collective bargaining agreement), offset by gains in productivity and efficiency.

Ultracargo reached a record EBITDA of R$ 510 million in 2022 (+29% vs 2021), as a result of the capacity expansions with profitability gains, contractual readjustments and productivity and efficiency gains.

Ipiranga

Ipiranga's sales volume totaled 23,070 thousand m³ in 2022 (+3% vs 2021), with a growth of 3% in diesel and 2% in the Otto cycle.

Net revenues totaled R$ 131,338 million (+32% vs 2021), due to the pass throughs of cost increases of oil derivatives and ethanol, in addition to higher sales volume. The cost of goods sold totaled R$ 126,569 million (+32% vs 2021), due to increased costs of oil derivatives and ethanol arising from the increase in international prices in the last two years, and to higher sales volume, offset by the positive effect of R$ 638 million of extraordinary tax credits in 2022.

Sales, general and administrative expenses totaled R$ 2,381 million (+7% vs 2021), resulting from higher personnel expenses (mainly higher variable compensation, in line with the progression of results, and collective bargaining agreement), freight (increase in the diesel price and higher sales volume) and AmPm's company-operated stores, partially offset by the positive net effect of R$ 69 million referring to credits and provisions recorded in 2022 and by the one-off concentration of provisions for contingencies of R$ 88 million in 2021.

The other operating results line recorded a negative R$ 526 million, a worsening of R$ 601 million compared to 2021, mainly due to higher costs with carbon tax credits in the amount of R$ 477 million (R$ 639 million in 2022 vs R$ 161 million in 2021) and the lower constitution of extemporaneous tax credits in the amount of R$ 131 million (R$ 46 million in 2022 vs R$ 177 million in 2021).

The line of results from disposal of assets totaled R$ 169 million (-8% vs 2021), due to the capital gain from the sale of ConectCar of R$ 76 million in 2021, mitigated by the higher result with the sale of real estate assets in 2022.

Ipiranga's recurring EBITDA totaled R$ 2,147 million in 2022 (+24% vs 2021), due to better margins and higher sales volume, mitigated by higher expenses and higher costs with carbon tax credit.

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2022 MANAGEMENT REPORT

Ultrapar

ULTRAPAR
INCOME STATEMENT

In million of Reais	2022	Continuing operations	Discontinued operations	2021	Continuing operations	Discontinued operations	Δ (%) 2022 v 2021

Net revenues from sales and services	146,902	143,635	3,268	118,799	109,733	9,066	24%

Cost of products and services sold	(138,761)	(136,276)	(2,485)	(111,729)	(104,828)	(6,901)	24%

Gross profit	8,141	7,358	782	7,069	4,905	2,165	15%

Operating expenses
Selling and marketing	(2,601)	(2,142)	(459)	(2,986)	(1,932)	(1,055)	-13%
General and administrative	(1,715)	(1,534)	(181)	(2,076)	(1,467)	(609)	-17%

Other operating income, net	(506)	(515)	8	123	96	27	n/a
Results from disposal of assets	407	169	238	183	184	(1)	122%
Impairment	-	-	-	(428)	-	(428)	n/a

Operating income (loss)	3,725	3,337	389	1,886	1,787	99	98%

Financial result
Financial income	641	610	31	502	460	42	28%
Financial expenses	(2,058)	(2,079)	22	(1,412)	(1,223)	(189)	-46%
Share of profit (loss) of subsidiaries, joint ventures and associates	12	12	(0)	(18)	(18)	0	n/a

Income (loss) before income and social contribution taxes	2,321	1,880	441	959	1,007	(48)	142%

Income and social contribution taxes
Current	(1,034)	(731)	(303)	(539)	(477)	(61)	-92%
Deferred	354	296	58	353	242	111	0%
Tax incentives	121	93	28	111	47	64	9%

Net effect of the cessation of depreciation¹	78	-	78	-	-	-	n/a

Net income (loss)	1,840	1,538	302	884	819	65	108%

Net income attributable to:
Shareholders of the Company	1,801	1,499	302	850	785	65	112%
Non-controlling interests in subsidiaries	39	39	-	33	33	-	17%

EBITDA	4,925	4,366	559	3,246	2,683	562	52%

Amortization of contractual assets with customers - exclusive rights (Ipiranga and Ultragaz)	505	505	-	283	283	-	79%
Cash flow hedge from bonds	48	-	48	176	-	176	-73%

Adjusted EBITDA	5,478	4,871	607	3,704	2,966	739	48%

Adjusted EBITDA from continuing operations	4,871	4,871	n/a	2,966	2,966	n/a	64%
Ultragaz	1,505	1,505	n/a	729	729	n/a	106%
Ultracargo	510	510	n/a	396	396	n/a	29%
Ipiranga	3,069	3,069	n/a	2,087	2,087	n/a	47%
Holding, abastece aí and other companies	(216)	(216)	n/a	(258)	(258)	n/a	16%
Eliminations	4	4	n/a	12	12	n/a	-66%

Adjusted EBITDA from discontinued operations	607	n/a	607	739	n/a	739	-18%
Oxiteno	396	n/a	396	1,104	n/a	1,104	-64%
Extrafarma	(27)	n/a	(27)	(353)	n/a	(353)	92%
Capital gain from the sale of Oxiteno	289	n/a	289	-	n/a	-	n/a
Adjustments from the sale of Oxiteno	(32)	n/a	(32)	-	n/a	-	n/a
Adjustments from the sale of Extrafarma	(16)	n/a	(16)	-	n/a	-	n/a
Eliminations	(4)	n/a	(4)	(12)	n/a	(12)	66%

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(169)	(169)	n/a	(107)	(107)	n/a	57%
(-) Capital gain from the sale of ConectCar (Ipiranga)	-	-	n/a	(76)	(76)	n/a	n/a
(-) Credits and provisions² (Ipiranga)	(115)	(115)	n/a	(177)	(177)	n/a	-35%
(-) Extraordinary tax credits (Ipiranga)	(638)	(638)	n/a	-	-	n/a	n/a
(-) Extraordinary tax credits (Ultragaz)	(333)	(333)	n/a	-	-	n/a	n/a
(-) Extemporaneous tax credits (Oxiteno)	(62)	n/a	(62)	-	n/a	-	n/a
(-) Capital gain and adjustments from the sale of Oxiteno	(258)	n/a	(258)	-	n/a	-	n/a
(+) Impairment and pre-closing expenses provisions (Extrafarma)	67	n/a	67	428	n/a	428	-84%
(+) Adjustments from the sale of Extrafarma	16	n/a	16	-	n/a	-	n/a

Recurring Adjusted EBITDA	3,987	3,617	371	3,771	2,605	1,166	6%

Recurring Adjusted EBITDA from continuing operations	3,617	3,617	n/a	2,605	2,605	n/a	39%
Ultragaz	1,172	1,172	n/a	729	729	n/a	61%
Ultracargo	510	510	n/a	396	396	n/a	29%
Ipiranga	2,147	2,147	n/a	1,726	1,726	n/a	24%
Holding, abastece aí and other companies	(216)	(216)	n/a	(258)	(258)	n/a	16%
Eliminations	4	4	n/a	12	12	n/a	-66%

Recurring Adjusted EBITDA from discontinued operations	371	n/a	371	1,166	n/a	1,166	-68%
Oxiteno	334	n/a	334	1,104	n/a	1,104	-70%
Extrafarma	41	n/a	41	74	n/a	74	-45%
Eliminations	(4)	n/a	(4)	(12)	n/a	(12)	66%

Depreciation and amortization³	1,693	1,522	171	1,660	1,196	463	2%

¹ As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5

² Includes R$ 69 million of credits and provisions in SG&A and R$ 46 million of extemporaneous tax credits in Other operating results, both in 2022, and R$ 177 million of extemporaneous tax credits in Other operating results in 2021

³ Includes amortization with contractual assets with customers – exclusive rights

139

2022 MANAGEMENT REPORT

Ultrapar recorded net revenues of R$ 146,902 million in 2022 (+24% vs 2021), reflecting the higher revenues of Ipiranga, Ultragaz and Ultracargo, partially offset by the closing of the sale of Oxiteno in April 2022 and of Extrafarma in August 2022, and their respective deconsolidation from the result. The cost of goods sold and services provided was R$ 138,761 million (+24% vs 2021), due to cost increases at Ipiranga, Ultragaz and Ultracargo, partially offset by the previously mentioned deconsolidation of Oxiteno and Extrafarma from the result.

Gross profit totaled R$ 8,141 million (+15% vs 2021), due to the increase in aggregate profit of the three main businesses.

Sales, general and administrative expenses totaled R$ 4,316 million (-15% vs 2021), as a result of the deconsolidation of Oxiteno and Extrafarma from the result, mitigated by the inflationary impact in 2022, in addition to specific effects in each of the businesses.

The line of other operating results recorded R$ 506 million negative, a decrease of R$ 629 million compared to 2021, mainly reflecting higher costs with carbon tax credits and the lower constitution of extemporaneous tax credits at Ipiranga.

The line of results from disposal of assets totaled R$ 407 million (+122% vs 2021), mainly due to the capital gain from the sale of Oxiteno of R$ 289 million in 2022 and the higher result with the sale of real estate assets at Ipiranga, offset by the capital gain from the sale of ConectCar of R$ 76 million in 2021.

In 2021, an effect of R$ 428 million was recorded in the “impairment” line referring to the impairment of assets at Extrafarma, resulting from the signing of the sale agreement to Pague Menos.

Ultrapar's recurring EBITDA totaled R$ 3,987 million in 2022 (+6% vs 2021), due to the higher EBITDAs of Ipiranga, Ultragaz and Ultracargo, attenuated by the deconsolidation of Oxiteno and Extrafarma from the result.

Total costs and expenses with depreciation and amortization¹ were R$ 1,693 million (+2% vs 2021), due to investments made over the periods and higher amortization of contractual assets at Ipiranga, despite the deconsolidations of Oxiteno and Extrafarma from the result.

¹ Includes amortization of assets from contracts with customers – exclusive rights

Ultrapar had a net financial expense² of R$ 1,465 million, compared to a net financial expense of R$ 1,086 million in 2021, mainly reflecting (i) the higher CDI rate, despite the lower average balance and lower cost of net debt, and (ii) the negative temporary result of R$ 384 million of mark-to-market of hedges in 2022 compared to the negative result of R$ 325 million in 2021, due to the increase in interest curves and exchange rates throughout the year.

² Includes result of the cash flow hedge from bonds

Ultrapar's net income totaled R$ 1,840 million in 2022 (+108% vs 2021), due to higher EBITDA, despite the increase in net financial expenses and in depreciation and amortization.

Results from the Holding, abastece aí and other companies

Ultrapar recorded a negative result of R$ 216 million in the 2022 (vs R$ 258 million negative in 2021), comprised of (i) R$ 175 million negative EBITDA from the Holding, (ii) R$ 62 million negative EBITDA from abastece aí, due to expenses with personnel and technology, and (iii) R$ 20 million positive EBITDA from other companies, mainly due to the better result of Riograndense Refinery.

Indebtedness

Ultrapar ended 2022 with a total net debt of R$ 6,689 million (1.7x Adjusted EBITDA LTM³) compared to R$ 11,691 million on December 31st, 2021 (2.9x Adjusted EBITDA LTM³). The reduction in the net debt between the periods is mainly due to the closing of the sales of Oxiteno and Extrafarma throughout 2022, partially offset by the worsening of the financial result. A portion of the proceeds from the sale of Oxiteno was used to pay interest on equity to shareholders and to partially repurchase the bonds, also reducing Ultrapar's gross debt and the cost of carrying of the net debt, which went from 129% of the CDI in 2021 to 109% of the CDI in 2022. The financial leverage reduction reflects the reduction of the net debt and the growth in EBITDA of the businesses. It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million to be received in April 2024) and (ii) of Extrafarma (R$ 365 million, monetarily adjusted based on CDI + 0.5% p.a., to be received in two installments, the first in August 2023 and the second in August 2024).

³ LTM Adjusted EBITDA does not include (i) impairments of Extrafarma and capital gain from the sale of ConectCar for Dec/21, (ii) closing adjustments with the sales of Oxiteno and Extrafarma, LTM result of Oxiteno and Extrafarma and extraordinary tax credits for Dec/22

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2022 MANAGEMENT REPORT

Investments

In 2022, Ultrapar's investments, net of divestments and receipts, totaled R$ 1.8 billion, a 2% decrease compared to the amount invested in 2021. Disregarding the investments made in Oxiteno and Extrafarma in both periods, the total invested in 2022 was 12% higher than in 2021, mainly due to higher investments in Ipiranga, partially offset by lower investments in Ultracargo. Of the 2023 investment plan, R$ 1.0 billion refer to investments to expand the businesses.

Ultragaz invested R$ 355 million in 2022, directed mainly to the acquisition and replacement of bottles, equipment installed at new customers in the bulk segment and maintenance of existing operations.

At Ultracargo, R$ 230 million were invested in 2022, directed towards projects to gain efficiency, maintenance and operational safety of the terminals and the grant of the Vila do Conde (state of Pará) terminal.

At Ipiranga, R$ 1.130 million were invested in 2022, aimed at expanding and maintaining Ipiranga’s service stations and franchise networks and logistics infrastructure. Of the total invested, R$ 441 million refer to property, plant and equipment and additions to intangible assets and R$ 711 million to assets from contracts with customers (exclusive rights). These amounts were offset by R$ 22 million from the receipt of properties sold on a financed basis, net of releases of financing to customers.

Relations with the Independent Auditors

The Company has a policy for hiring the services to be provided by independent auditors guaranteeing that there is no conflict of interests, loss of independence or objectivity in the auditing services of the financial statements.

Pursuant to CVM Resolution 162/22, we inform that during the fiscal year of 2022, we contracted our independent auditors to execute different works from those related to the auditing of the financial statements, representing 5% of the global compensation in fees for the external audit services. Services provided relate to procedures in connection with the offering process of securities, assurance services related to the Integrated Report and revision of the Tax Accounting Bookkeeping, totaling R$ 313 thousand. The period for providing these services was less than one year.

Our Independent Auditors declared to the Management of the Company that the services provided did not affect the independence and objectivity necessary to perform the audit services of the financial statements.

Deloitte started its external audit services for Ultrapar in 2022.

141

4Q22 Earnings Release

São Paulo, February 15, 2023 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy and infrastructure through Ipiranga, Ultragaz and Ultracargo, today announces its results for the fourth quarter of 2022.

Continuing operations	Net revenues	Recurring Adjusted EBITDA²	Investments
	R$ 36 billion	R$ 750 million	R$ 521 million

Proforma view¹	2022 Net income	2022 Cash flow from operations	Market cap
	R$ 1.8 billion	R$ 2.0 billion	R$ 14 billion

1 Considers the sum of continuing and discontinued operations

2 Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 3

Highlights

  Record annual results for Ultragaz and Ultracargo.
  Year of great advances in the profitability recovery process of Ipiranga and its preparation for growth.
  Approval of an additional distribution of R$ 110 million in dividends, equivalent to R$ 0.10 per share, in complement to the payment of interest on equity in August 2022 of R$ 450 million (R$ 396 million net of income tax), totaling R$ 560 million (R$ 506 million net of income tax).
  Reduction of the financial leverage to 1.7x, the lowest level of the last 6 years, mainly due to the sales of Oxiteno and Extrafarma in 2022 and the growth of EBITDA from continuing operations.
  Disclosure of the organic investment plan for 2023 of R$ 2.2 billion, directed mainly to the expansion of Ipiranga, Ultragaz and Ultracargo, and to the sustaining and safety of the operating units.
  Extraordinary tax credits of R$ 638 million at Ipiranga and R$ 333 million at Ultragaz.
  Evolution of the succession plan of the Board of Directors, according to the Material Notice disclosed on this date.
  Acquisition of NEOgás, a pioneer company in the transport of compressed natural gas (CNG) in Brazil, marking Ultragaz's entry into the CNG segment, with the potential to enable biomethane distribution opportunities. This acquisition reinforces Ultragaz's strategy of expanding its offering of energy solutions to its industrial customers, making use of its capillarity, commercial strength and brand. The transaction has already been approved by CADE and was closed on February 1st, 2023.

142

Message from the Management

2022 was a year of significant advances at Ultrapar. Despite the volatility and uncertainties, Ultragaz and Ultracargo achieved record results, and Ipiranga continued its trajectory of profitability recovery. The focus on the sophistication of pricing and the effort to increase the engagement of our network, together with important changes and operational adjustments in logistics and supplies, placed us at a new level of efficiency, preparing us for a new phase of growth.

We completed the biggest portfolio rationalization process in our history, with the conclusion of the divestments of Oxiteno and Extrafarma in April and August 2022, respectively. We announced the acquisitions of Stella and NEOgás, which mark Ultragaz's entry into the renewable electricity and compressed natural gas segments, expanding its offer and enhancing its capillarity, commercial strength and brand.

We continued the succession and renewal process of our executive management, and started the succession process in the Board, which will undergo a major renewal in April this year with new members and a new chairman for the term of 2023 to 2025.

In 2022, we made progress on our ESG journey, with the conclusion of the details of the 2030 ESG Plan, intrinsic to each of the businesses strategic plan. The plan makes up 30% of the variable compensation individual goals of Ultrapar's leadership and reveals the Company's commitments, ambitions and targets for the coming years. The disclosure of the targets to the external public will take place in March of this year.

We ended 2022 with net revenues of R$ 147 billion, 24% higher than in 2021 even after the deconsolidation of Oxiteno and Extrafarma from the result, and with revenue growth in all businesses. The Company achieved a recurring EBITDA of R$ 4.0 billion and a net income of R$ 1.8 billion in 2022, of which R$ 506 million should be distributed as dividends and interest on equity to shareholders.

We highlight the reduction in our financial leverage, in good timing considering the macroeconomic context and investment opportunities with good returns, which went from 2.9x on December 31, 2021 to 1.7x on December 31, 2022 due to the combination of the conclusion of the sales of Oxiteno and Extrafarma with the operational improvement of all businesses. We used a portion of the proceeds from the sale of Oxiteno to pay interest on equity to shareholders and for the partial repurchase of bonds, an additional contribution to optimizing the financial liabilities management, with a reduction in the carrying cost of Ultrapar’s net debt, from 129% of the CDI in 2021 to 109% of the CDI in 2022. We emphasize that there are still receivables related to the divestments totaling approximately R$ 1.1 billion.

In this context, in December we announced our investment plan for 2023, which totals R$ 2.2 billion and exceeds the amounts invested in each of the five last years, with half of the amount allocated to expansion projects at Ipiranga, Ultragaz and Ultracargo in addition to the support and security of the operating units.

We enter 2023 with engaged team leaders and strengthened businesses to continue our journey of growth and value creation. We thank all our employees for their commitment and dedication throughout the year and our other stakeholders for trusting and contributing to the Company’s improvement.

Pedro Wongtschowski	Marcos Marinho Lutz
Chairman of the Board of Directors	Chief Executive Officer

143

Considerations on the financial and operational information

In May and August 2021, the sales agreements of Extrafarma and Oxiteno were signed, respectively, according to the Material Notices disclosed at the time. On December 31st, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and thus ceased to be part of discontinued operations and Ultrapar’s results as of 2Q22. The sale of Extrafarma was concluded on August 1st, 2022, and its results are shown within discontinued operations until this date. In this report, the financial information related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations, unless otherwise indicated.

The financial information presented on this document were extracted from the financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma). Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them. Information denominated EBITDA (Earnings Before Interest, Income Tax and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Income Tax and Social Contribution on Net Income) is presented in accordance to Resolution 156, issued by the Brazilian Securities and Exchange Commission (“CVM”) on June 23, 2022. The calculation of EBITDA based on net income is shown below:

	Quarter			Accumulated

R$ million	4Q22	4Q21	3Q22	2022	2021

Net income	836.4	390.4	82.6	1,840.1	883.9
(+) Income and social contribution taxes	339.8	26.8	27.1	559.0	74.7
(+) Net financial (income) expenses	221.0	277.3	328.1	1,416.7	909.7
(+) Depreciation and amortization	263.9	362.7	272.3	1,188.1	1,377.2
(+) Net effect of the cessation of depreciation	-	-	-	(78.5)	-

EBITDA	1,661.0	1,057.2	710.2	4,925.4	3,245.6

Accounting adjustments
(+) Amortization of contractual assets with customers - exclusive rights	171.6	82.8	128.3	504.9	282.5
(+) Cash flow hedge from bonds (Oxiteno)	-	47.2	-	48.1	176.2

Adjusted EBITDA	1,832.6	1,187.2	838.4	5,478.4	3,704.3

Adjusted EBITDA from continuing operations	1,844.2	948.8	939.3	4,871.4	2,965.7
Ultragaz	698.8	222.0	332.4	1,505.4	729.3
Ultracargo	129.8	101.2	136.3	509.6	396.0
Ipiranga	1,076.5	703.8	532.7	3,068.7	2,086.7
Holding, abastece aí and other companies	(60.9)	(82.4)	(62.5)	(216.3)	(258.0)
Eliminations	-	4.1	0.3	3.9	11.7

Adjusted EBITDA from discontinued operations	(11.6)	238.5	(100.9)	607.0	738.6
Oxiteno	-	251.5	-	396.2	1,103.7
Extrafarma	-	(9.0)	(64.2)	(26.6)	(353.5)
Capital gain and adjustments from the sale of Oxiteno	-	-	(31.6)	257.6	-
Adjustments from the sale of Extrafarma	(11.6)	-	(4.7)	(16.3)	-
Eliminations	-	(4.1)	(0.3)	(3.9)	(11.7)

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(40.5)	(52.0)	(49.3)	(168.7)	(107.4)
(-) Capital gain from the sale of ConectCar (Ipiranga)	-	(76.5)	-	-	(76.5)
(-) Credits and provisions¹ (Ipiranga)	(82.0)	(42.2)	-	(114.8)	(177.1)
(-) Extraordinary tax credits (Ipiranga)	(638.0)	-	-	(638.0)	-
(-) Extraordinary tax credits (Ultragaz)	(333.4)	-	-	(333.4)	-
(-) Extemporaneous tax credits (Oxiteno)	-	-	-	(62.4)	-
(-) Capital gain and adjustments from the sale of Oxiteno	-	-	31.6	(257.6)	-
(+) Impairment and pre-closing expenses provisions (Extrafarma)	-	32.9	67.4	67.4	427.5
(+) Adjustments from the sale of Extrafarma	11.6	-	4.7	16.3	-

Recurring Adjusted EBITDA	750.3	1,049.4	892.8	3,987.2	3,770.9

Recurring Adjusted EBITDA from continuing operations	750.3	778.1	890.0	3,616.6	2,604.8
Ultragaz	365.5	222.0	332.4	1,172.0	729.3
Ultracargo	129.8	101.2	136.3	509.6	396.0
Ipiranga	315.9	533.1	483.4	2,147.3	1,725.8
Holding, abastece aí and other companies	(60.9)	(82.4)	(62.5)	(216.3)	(258.0)
Eliminations	-	4.1	0.3	3.9	11.7

Recurring Adjusted EBITDA from discontinued operations	-	271.3	2.8	370.7	1,166.1
Oxiteno	-	251.5	-	333.9	1,103.7
Extrafarma	-	23.9	3.1	40.7	74.1
Eliminations	-	(4.1)	(0.3)	(3.9)	(11.7)

1 Includes R$ 69 million of credits and provisions in SG&A in 4Q22 and in 2022, and extemporaneous tax credits of R$ 13 million in 4Q22, R$ 42 million in 4Q21, R$ 46 million in 2022 and R$ 177 million in 2021 in the Other operating results line

144

Ultrapar

Amounts in R$ million	4Q22	4Q21	3Q22	Δ	Δ	2022	2021	Δ
				4Q22 v 4Q21	4Q22 v 3Q22			2022 v 2021
Net revenues	35,957	34,411	39,484	4%	(9%)	146,902	118,799	24%
Adjusted EBITDA	1,833	1,187	838	54%	119%	5,478	3,704	48%
Recurring Adjusted EBITDA[1]	750	1,049	893	(29%)	(16%)	3,987	3,771	6%
Recurring Adjusted EBITDA - Continuing operations	750	778	890	(4%)	(16%)	3,617	2,605	39%
Recurring Adjusted EBITDA - Discontinued operations	-	271	3	n/a	n/a	371	1,166	(68%)
Depreciation and amortization²	435	445	401	(2%)	9%	1,693	1,660	2%
Financial result³	(221)	(324)	(328)	32%	33%	(1,465)	(1,086)	(35%)
Net income	836	390	83	114%	913%	1,840	884	108%
Investments	521	716	525	(27%)	(1%)	1,840	1,899	(3%)
Cash flow from operations	1,519	704	1,293	116%	17%	2,005	2,586	(22%)

1 Non-recurring items described in the EBITDA calculation table – page 3

2 Includes amortization of contractual assets with customers – exclusive rights

3 Includes the result of the cash flow hedge from bonds until 1Q22

Net revenues – Total of R$ 35,957 million (+4% vs 4Q21), due to higher revenues in all businesses, mainly at Ipiranga, partially offset by the divestments of Oxiteno and Extrafarma and subsequent deconsolidation of their results in April and August 2022, respectively. Compared to 3Q22, net revenues decreased 9%, mainly due to lower revenues from Ipiranga and Ultragaz. In 2022, net revenues totaled R$ 146,902 million, a 24% growth over 2021.

Recurring Adjusted EBITDA - Continuing operations – Total of R$ 750 million (-4% vs 4Q21), due to lower EBITDA at Ipiranga, partially offset by higher EBITDAs at Ultragaz and Ultracargo. Compared to 3Q22, recurring Adjusted EBITDA from continuing operations recorded a decrease of 16%, mainly due to lower EBITDA at Ipiranga, partially offset by higher EBITDA at Ultragaz. In 2022, recurring Adjusted EBITDA from continuing operations totaled R$ 3,617 million, 39% higher than in 2021.

Results from the Holding, abastece aí and other companies – Ultrapar recorded a negative result of R$ 61 million at the Holding, abastece aí and other companies, comprised of (i) R$ 49 million of negative EBITDA from the Holding and (ii) R$ 12 million of negative EBITDA from abastece aí, due to expenses with personnel and technology. The other companies did not present a relevant result in 4Q22. In 2022, the negative result was R$ 216 million (vs R$ 258 million negative in 2021), comprised of R$ 175 million of negative EBITDA from the Holding, R$ 62 million of negative EBITDA from abastece aí and R$ 20 million of positive EBITDA from other companies.

Depreciation and amortization – Total of R$ 435 million (-2% vs 4Q21), due to the deconsolidation of Oxiteno and Extrafarma results, attenuated by higher investments made over the last 12 months and higher amortization of contractual assets at Ipiranga. Compared to 3Q22, total costs and expenses with depreciation and amortization increased 9%, mainly due to higher amortization of contractual assets at Ipiranga. In 2022, total costs and expenses with depreciation and amortization amounted R$ 1,693 million, 2% higher than in 2021.

Financial result – Ultrapar reported net financial expenses of R$ 221 million in 4Q22, an improvement of R$ 103 million compared to 4Q21, reflecting the negative result of R$ 29 million of mark-to-market of hedges in 4Q22 compared to the negative result of R$ 87 million in 4Q21, in addition to the effect of the cash flow hedge of R$ 47 million negative in the 4Q21, offset by the higher CDI, despite the lower average balance and lower cost of net debt. Compared to 3Q22, when net financial expenses were R$ 328 million, the difference is mainly explained by the improvement in mark-to-market of hedges of bonds. In 2022, Ultrapar reported net financial expenses of R$ 1,465 million, a worsening of R$ 379 million compared to 2021.

Net income – Total of R$ 836 million (+114% vs 4Q21), mainly due to the effect of extraordinary tax credits at Ipiranga and Ultragaz and lower net financial expenses, despite the lower recurring EBITDA. Compared to 3Q22, net income increased by R$ 754 million, for the same reasons mentioned above. In 2022, net income totaled R$ 1,840 million, a 108% growth in relation to 2021.

Cash flow from operations – Generation of R$ 2.0 billion in 2022, compared to the generation of R$ 2.6 billion in 2021, a reduction mainly due to higher investment in working capital as a result of higher fuel prices, despite the higher EBITDA.

145

Ultragaz

	4Q22	4Q21	3Q22	Δ	Δ	2022	2021	Δ
				4Q22 v 4Q21	4Q22 v 3Q22			2022 v 2021
Total volume (000 tons)	431	416	451	4%	(4%)	1,706	1,714	0%
Bottled	288	278	294	4%	(2%)	1,127	1,154	(2%)
Bulk	144	139	157	3%	(9%)	579	560	3%
Adjusted EBITDA (R$ million)	699	222	332	215%	110%	1,505	729	106%
Non-recurring¹	333	-	-	n/a	n/a	333	-	n/a
Recurring Adjusted EBITDA (R$ million)	365	222	332	65%	10%	1,172	729	61%
Recurring Adjusted EBITDA margin (R$/ton)	847	533	738	59%	15%	687	425	61%

1 Non-recurring items described in the EBITDA calculation table – page 3

Operational performance – The volume sold by Ultragaz in 4Q22 increased 4% compared to 4Q21, as a result of the 4% growth in sales in the bottled segment, due to greater market demand, and the 3% increase in the bulk segment, due to higher sales for industries. Compared to 3Q22, the volume sold was 4% lower, reflecting the typical seasonality between periods. In 2022, Ultragaz's sales volume totaled 1,706 thousand tons, practically stable compared to 2021.

Net revenues – Total of R$ 2,832 million (+6% vs 4Q21), mainly due to the higher volume sold and variations in LPG cost. Compared to 3Q22, there was an 8% decrease, due to the pass through of LPG cost reductions and lower sales volume. Net revenues totaled R$ 11,483 million in 2022, a 18% increase in relation to 2021.

Cost of goods sold – Total of R$ 1,967 million (-16% vs 4Q21), due to the positive effect of extraordinary tax credits in the amount of R$ 333 million registered in the 4Q22 and to the LPG cost reductions by Petrobras, despite higher costs with freight (increase in diesel price and higher sales volume) and personnel (collective bargaining agreement). Compared to 3Q22, cost of goods sold decreased by 24%, due to the positive effect of extraordinary tax credits already mentioned, in addition to LPG cost reductions by Petrobras and lower sales volume. In 2022, cost of goods sold amounted to R$ 9,446 million, 10% higher than in 2021.

Sales, general and administrative expenses – Total of R$ 241 million (+33% vs 4Q21), resulting from higher personnel expenses (mainly higher variable compensation, aligned with the progression of results, and collective bargaining agreement), higher sales commission, freight, and expenses with expansion projects and productivity. Compared to 3Q22, SG&A increased 15%, due to higher expenses with personnel and projects, and sales commissions. In 2022, SG&A totaled R$ 833 million, a 26% increase in relation to 2021.

Recurring Adjusted EBITDA – Ultragaz reached a record level of recurring EBITDA of R$ 365 million (+65% vs 4Q21), due to better margins, as a result of initiatives to increase efficiency and productivity, in addition to higher sales volume, despite higher expenses. Compared to 3Q22, the growth was 10%, due to better margins, despite lower volume and higher expenses. Ultragaz registered a record recurring EBITDA of R$ 1,172 million in 2022, a 61% growth compared to 2021.

Investments – R$ 107 million were invested in this quarter, directed mainly towards the acquisition and replacement of bottles, equipment installed in new customers in the bulk segment and maintenance of existing operations. In 2022, R$ 355 million were invested.

146

Ultracargo

	4Q22	4Q21	3Q22	Δ	Δ	2022	2021	Δ
				4Q22 v 4Q21	4Q22 v 3Q22			2022 v 2021
Installed capacity¹ (000 m³)	955	917	955	4%	0%	955	874	9%
m³ sold (000 m³)	3,513	3,164	3,445	11%	2%	13,589	12,545	8%
Adjusted EBITDA (R$ million)	130	101	136	28%	(5%)	510	396	29%
Adjusted EBITDA margin (%)	57%	54%	61%	3 p.p.	(4 p.p.)	59%	56%	3 p.p.

1 Monthly average

Operational performance – Ultracargo's average installed capacity increased by 4% compared to 4Q21, due to the beginning of operations in Vila do Conde terminal in December 2021. The m³ sold increased by 11%, with the start-up of operations in Vila do Conde and increased handling of ethanol and fuels in Suape. Compared to 3Q22, the m³ sold increased by 2%, due to increased handling in Suape. The m³ sold totaled 13,589 thousand m³ in 2022, an 8% growth in relation to 2021.

Net revenues – Total of R$ 228 million (+22% vs 4Q21), due to contractual readjustments and higher m³ sold mostly in Vila do Conde. Compared to 3Q22, net revenues increased 2%, due to higher m³ sold in Suape. Total net revenues for 2022 amounted to R$ 867 million, 22% higher than in 2021.

Cost of services provided – Total of R$ 88 million (+14% vs 4Q21 and +9% vs 3Q22), due to higher maintenance and personnel costs. In 2022, cost of services provided totaled R$ 341 million, a 19% growth in relation to 2021.

Sales, general and administrative expenses – Total of R$ 43 million (+18% vs 4Q21), due to higher personnel expenses (mainly higher variable compensation, aligned with the progression of results, and collective bargaining agreement) and higher expenses with advisory and consulting services related to expansion projects. Compared to 3Q22, SG&A increased 9%, due to higher expenses with advisory and consulting services. In 2022, SG&A totaled R$ 147 million, an 8% increase in relation to 2021.

Adjusted EBITDA – Total of R$ 130 million (+28% vs 4Q21), due to capacity expansions with profitability gains, contractual readjustments and efficiency and productivity gains. Compared to 3Q22, there was a 5% decrease, mainly due to higher costs with maintenance and expenses, offset by higher m³ sold. Ultracargo registered a record EBITDA of R$ 510 million in 2022, a 29% growth compared to 2021, reaching an EBITDA margin of 59%, also a record level.

Investments – Investments in the period amounted to R$ 75 million, directed mainly to projects for efficiency gains, maintenance, and operational safety of the terminals. In 2022, R$ 230 million were invested.

147

Ipiranga

	4Q22	4Q21	3Q22	Δ	Δ	2022	2021	Δ
				4Q22 v 4Q21	4Q22 v 3Q22			2022 v 2021
Total volume (000 m³)	6,046	5,670	6,020	7%	0%	23,070	22,477	3%
Diesel	3,121	2,909	3,243	7%	(4%)	12,215	11,806	3%
Otto cycle	2,831	2,656	2,675	7%	6%	10,441	10,233	2%
Others¹	93	105	103	(11%)	(9%)	414	439	(6%)
Adjusted EBITDA (R$ million)	1,076	704	533	53%	102%	3,069	2,087	47%
Adjusted EBITDA margin (R$/m³)	178	124	88	43%	101%	133	93	43%
Non-recurring²	761	171	49	n/a	n/a	921	361	155%
Recurring Adjusted EBITDA (R$ million)	316	533	483	(41%)	(35%)	2,147	1,726	24%
Recurring Adjusted EBITDA margin (R$/m³)	52	94	80	(44%)	(35%)	93	77	21%

1 Fuel oils, arla 32, kerosene, lubricants and greases

2 Non-recurring items described in the EBITDA calculation table – page 3

Operational performance – The volume sold by Ipiranga increased by 7% in relation to 4Q21, with an increase of 7% in diesel and in the Otto cycle. Compared to 3Q22, the volume remained stable, with a 6% growth in the Otto cycle, offset by the 4% reduction in diesel. In 2022, Ipiranga's sales volume totaled 23,070 thousand m³, 3% higher than in 2021.

Net revenues – Total of R$ 32,963 million (+13% vs 4Q21), due to the pass through of fuels costs increases and higher sales volume. Compared to 3Q22, net revenues decreased by 8%, due to the pass through of fuels prices reductions throughout 4Q22. In 2022, net revenues totaled R$ 131,338 million, a 32% growth compared to 2021.

Cost of goods sold – Total of R$ 31,544 million (+13% vs 4Q21), due to increased costs of fuels, arising from the increase in international prices in the last 12 months, in addition to higher sales volume, partially offset by the positive effect of extraordinary tax credits in the amount of R$ 638 million registered in 4Q22. Compared to 3Q22, there was a 10% decrease, due to the positive effect related to extraordinary tax credits already mentioned and fuels prices reductions throughout 4Q22. In 2022, cost of goods sold totaled R$ 126,569 million, 32% higher than in 2021.

Sales, general and administrative expenses – Total of R$ 593 million (-16% vs 4Q21), due to one-off positive effects of credits and provisions of R$ 69 million in 4Q22 and the one-off concentration of provisions for contingencies of R$ 88 million in 4Q21, despite higher expenses with personnel (mainly higher variable compensation, aligned with the progression of results, and collective bargaining agreement) and freight (higher sales volume and increase in diesel price). Compared to 3Q22, sales, general and administrative expenses remained stable. In 2022, SG&A totaled R$ 2,381 million, a 7% increase over 2021.

Other operating results – Total of negative R$ 110 million, a worsening of R$ 125 million compared to 4Q21, mainly due to costs with carbon tax credits in the amount of R$ 141 million in 4Q22 (R$ 91 million higher than in 4Q21) and the lower constitution of extemporaneous tax credits (R$ 13 million in 4Q22 and R$ 42 million in 4Q21). Compared to 3Q22, there was an improvement of R$ 66 million, due to lower costs with carbon tax credits.

Results from disposal of assets – Total of R$ 41 million (-68% vs 4Q21), due to the capital gain from the sale of ConectCar in the amount of R$ 76 million in 4Q21, and lower sales of real estate assets in 4Q22. Compared to 3Q22, the reduction was 18%, reflecting the lower sales of real estate assets.

Recurring Adjusted EBITDA – Total of R$ 316 million (-41% vs 4Q21), due to more pressured margins, resulting from greater product availability in the market and inventory losses, in addition to higher costs with carbon tax credits, despite the higher sales volume. Compared to 3Q22, there was a decrease of 35%, due to more pressured margins, resulting from greater product availability in the market and import losses, in addition to higher expenses, despite lower costs with carbon tax credits. Ipiranga’s recurring EBITDA totaled R$ 2,147 million in 2022, a 24% growth in relation to 2021.

Investments – R$ 325 million were invested, directed to expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 113 million refer to additions to fixed and intangible assets, R$ 199 million to contractual assets with customers (exclusive rights), and R$ 13 million to drawdowns of financing to customers and rentals advance payments, net of receipts. In 2022, R$ 1,130 million were invested.

148

Indebtedness (R$ million)

Ultrapar consolidated	4Q22	4Q21	3Q22
Cash and cash equivalents	6,585	6,690	6,318
Gross debt	(11,750)	(16,619)	(12,236)
Leases payable	(1,524)	(1,762)	(1,529)
Total net debt	(6,689)	(11,691)	(7,446)
Total net debt/LTM Adjusted EBITDA¹	1.7x	2.9x	1.9x
Trade payables – reverse factoring (draft discount)	(2,667)	(2,844)	(2,561)
Financial liability of customers (vendor)²	(451)	(504)	(531)
Receivables from divestments (Oxiteno and Extrafarma)	1,097	-	1,114
Total net debt + draft discount + vendor + receivables	(8,710)	(15,040)	(9,425)
Average cost of gross debt	105% DI	97% DI	106% DI
	DI + 0.6%	DI - 0.2%	DI + 0.7%
Average cash yield (% DI)	93%	81%	96%
Average gross debt duration (years)	4.1	4.6	4.3

1 LTM Adjusted EBITDA does not include Extrafarma’s impairments, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, does not include LTM result from Oxiteno and Extrafarma since the closing of the sales

2 Vendor amounts included in the trade payables line until 3Q22

Ultrapar ended 4Q22 with total net debt of R$ 6.7 billion (1.7x LTM Adjusted EBITDA), compared to R$ 7.4 billion on September 30, 2022 (1.9x LTM Adjusted EBITDA). The reduction in the net debt compared to the position at the end of 3Q22 is mainly due to operating cash generation, with emphasis on the release of working capital resulting from the reduction in fuel prices in 4Q22. The reduction in financial leverage reflects the reduction in the net debt and the growth in EBITDA from continuing operations.

It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million to be received in April 2024), and (ii) of Extrafarma (R$ 365 million, monetarily adjusted by CDI + 0.5% p.a., to be received in two installments, the first in August 2023 and the second in August 2024).

Maturity profile and debt breakdown:

149

Updates on ESG themes

Ultrapar regained the AA score (leader category) in MSCI in the quarter, an important indicator that measures a company's resilience to environmental, social and governance risks, and a B score in the 2022 CDP Climate Change questionnaire, while the B score in the Water Security questionnaire was maintained. This improvement reflects a greater soundness in the management of greenhouse gases (GHG) emissions in all businesses, an evolution of the strategic governance of the climate change theme, and evolutions and external recognitions in governance, with emphasis on people management. In addition, Ultrapar's 2021 Integrated Report won the 24th Abrasca Annual Report Award, in the category of publicly traded companies with revenues above R$ 3 billion, in recognition of the clarity, transparency and quality of information, as well as its innovative character.

In October, Ultrapar participated in the DemoDay, concluding the 2nd edition of the Inova 2030 Dispara Program, an initiative of the Brazil Global Compact that seeks to develop young people, training them in topics such as entrepreneurship and innovation, in addition to accelerating projects of shared value and contributing to the Sustainable Development Goals (SDGs). The occasion marked the delivery of 10 projects developed by Ultrapar’s employees, with the possibility of implementation in the businesses.

In November, the climate survey for the Holding was carried out in partnership with Great Place to Work (GPTW), with 87% of employees joining. The achieved result ensured Ultrapar's Holding the certification of the Best Companies to Work For for the second consecutive year.

Ultragaz, as a partner of Childhood Brasil, was recognized at the 16th Annual Meeting of the In the Right Hand Program for its actions carried out throughout 2022, with meetings and communications focused on both the logistics team and suppliers to raise public awareness on the issue of combating sexual exploitation of children and teenagers on Brazilian roads, and dissemination of reporting channels. Also, in 2022, due to the development of an innovative solution for the digital gas voucher, Ultragaz was selected by four NGOs for the distribution of LPG bottles in all states of Brazil to families in socially vulnerable situations. As a result, more than 285 thousand families benefited from access to cleaner and more sustainable energy. In December, Ultragaz started a pilot project with two electric trucks and one gas-powered truck for filling and transporting bottles.

In October, Ultracargo was certified with the silver medal for its performance in Ecovadis, the main supplier evaluation platform in terms of sustainability practices in the world, being among the 25% of the companies best evaluated by the platform. In addition, it received, in its first reporting year, the GHG Protocol silver seal, the main instrument used in Brazil to understand, quantify and manage greenhouse gases (GHG) emissions, demonstrating its commitment to the topic. In November, Ultracargo also received the Friend of the Ocean seal from the Port of Suape, a recognition that is part of the global initiatives of the United Nations (UN) 2030 Agenda for sustainable development. Being granted the seal recognizes the adoption of good environmental practices, the reduction of its impacts and the consequent maintenance of the quality of the marine-coastal environment, in which Ultracargo operates. The new tank washing method launched this year, which reduces water consumption and represents a safer means of carrying out this activity, was selected by ANPEI Conference (National Association for Research and Development of Innovative Companies) of Innovation's technical committee to be presented in the 2022 edition.

Ipiranga won, in October, for the tenth consecutive year, the GHG Protocol gold seal. As part of the In the Right Hand Program, to which it has been a signatory since 2016, Ipiranga received a recognition for its performance and the fulfillment of the goals established for combating the sexual exploitation of children and teenagers on Brazilian roads. In November, the Ipiranga Meeting with Carriers was held, with the objective of reinforcing good safety practices and operational excellence, in addition to presenting Mover, a new excellence program for partner and guest carriers. The Health on the Road Program, in partnership with the Health Ministry, ended 2022 with more than 27 thousand health care services for truck drivers, drivers and communities close to the Rodo Rede Ipiranga’s service stations.

150

Capital markets

Ultrapar's combined average daily financial volume on B3 and NYSE totaled R$ 121 million/day in 4Q22 (-14% vs 4Q21). Ultrapar's shares ended the quarter quoted at R$ 12.61 on B3, an appreciation of 8% in the quarter, while the Ibovespa stock index remained stable. In NYSE, Ultrapar's shares appreciated 11% in the quarter, while the Dow Jones stock index appreciated 15%. Ultrapar ended 4Q22 with a market cap of R$ 14 billion.

Capital markets	4Q22	4Q21	3Q22	2022	2021
Final number of shares (000)	1,115,173	1,115,108	1,115,173	1,115,173	1,115,108
Market capitalization¹ (R$ million)	14,062	16,214	13,081	14,062	16,214
B3
Average daily trading volume (000 shares)	7,727	8,425	5,741	6,987	7,295
Average daily financial volume (R$ 000)	100,925	119,084	74,580	93,309	128,486
Average share price (R$/share)	13.06	14.13	12.99	13.35	17.61
NYSE
Quantity of ADRs² (000 ADRs)	58,896	50,374	54,163	58,896	50,374
Average daily trading volume (000 ADRs)	1,494	1,526	1,122	1,346	1,634
Average daily financial volume (US$ 000)	3,731	3,850	2,771	3,485	5,562
Average share (US$/ADRs)	2.50	2.52	2.47	2.59	3.40
Total
Average daily trading volume (000 shares)	9,222	9,951	6,863	8,333	8,928
Average daily financial volume (R$ 000)	120,549	140,623	89,150	111,277	158,588

1 Calculated on the closing share price for the period

2 1 ADR = 1 common share

UGPA3 x Ibovespa performance – 4Q22

(Sep 30, 2022 = 100)

151

4Q22 Conference call

Ultrapar will host a conference call for analysts and investors on February 16, 2023, to comment on the Company’s performance in the fourth quarter of 2022 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 11h00 (BRT) / 09h00 (EST)

Participants in Brazil: +55 (11) 3181-8565 or +55 (11) 4090-1621

Code: Ultrapar – in Portuguese

Replay: +55 (11) 4118-5151 (available for seven days)

Code: 182663#

International participants: +1 (844) 204-8942 or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 4118-5151 (available for seven days)

Code: 336031#

152

ULTRAPAR CONSOLIDATED BALANCE SHEET

In million of Reais	DEC 22¹	DEC 21	Continuing operations²	Discontinued operations²	SEP 22¹

ASSETS

Cash and cash equivalents	5,621.8	2,668.1	2,280.1	388.0	4,626.7
Financial investments and derivative financial instruments	520.4	3,150.7	1,804.1	1,346.6	1,264.0
Trade receivables and reseller financing	4,708.9	4,987.5	3,957.8	1,029.7	4,557.2
Trade receivables - sale of subsidiaries	184.8	-	-	-	186.1
Inventories	4,906.1	6,168.6	3,918.8	2,249.9	4,333.7
Recoverable taxes	1,706.4	2,049.8	1,353.1	696.8	1,358.7
Prepaid expenses	123.7	143.0	98.0	45.0	123.8
Contractual assets with customers - exclusive rights	614.1	555.1	555.1	-	599.6
Other receivables	178.4	84.3	56.4	27.9	88.1
Total Current Assets	18,564.6	19,807.1	14,023.3	5,783.8	17,137.8

Financial investments and derivative financial instruments	442.8	871.7	379.3	492.4	427.6
Trade receivables and reseller financing	563.0	479.4	479.2	0.2	549.3
Trade receivables - sale of subsidiaries	911.8	-	-	-	928.0
Deferred income and social contribution taxes	898.2	1,313.7	571.8	742.0	1,021.4
Recoverable taxes	2,576.3	1,613.8	1,202.2	411.7	1,622.6
Escrow deposits	946.4	879.3	871.3	8.0	880.1
Prepaid expenses	74.8	77.8	71.4	6.4	79.8
Contractual assets with customers - exclusive rights	1,591.5	1,524.2	1,524.2	-	1,691.6
Other receivables	188.0	151.3	151.2	0.1	155.1
Investments	111.4	97.8	78.6	19.2	119.1
Right of use assets	1,791.4	2,001.3	1,651.3	350.1	1,804.7
Property, plant and equipment	5,862.4	8,476.5	5,534.6	2,941.9	5,775.2
Intangible assets	1,918.3	1,716.5	1,471.3	245.3	1,875.0
Total Non-Current Assets	17,876.4	19,203.3	13,986.2	5,217.1	16,929.3

TOTAL ASSETS	36,441.0	39,010.4	28,009.4	11,000.9	34,067.2

LIABILITIES

Loans, financing and derivative financial instruments	869.1	857.6	618.3	239.3	889.5
Debentures	2,491.6	2,247.7	2,247.7	-	2,573.5
Trade payables	4,711.0	4,388.2	3,670.9	717.3	3,536.4
Trade payables - reverse factoring	2,666.9	2,844.3	2,119.1	725.2	2,561.4
Salaries and related charges	460.9	552.9	330.1	222.8	416.2
Taxes payable	507.5	507.6	425.5	82.1	316.1
Leases payable	225.0	264.8	188.8	76.0	218.4
Financial liability of customers	154.4	-	-	-	-
Other payables	679.9	573.8	498.3	75.5	683.7
Total Current Liabilities	12,766.3	12,237.1	10,098.8	2,138.3	11,195.2

Loans, financing and derivative financial instruments	4,845.4	8,675.0	8,672.5	2.4	4,572.6
Debentures	3,544.3	4,839.0	4,839.0	-	4,200.2
Financial liability of customers	296.2	-	-	-	-
Provision for tax, civil and labor risks	1,017.3	847.8	812.2	35.5	1,011.5
Post-employment benefits	193.7	201.7	194.6	7.1	199.8
Leases payable	1,298.7	1,497.2	1,159.5	337.7	1,310.6
Other payables	304.1	243.3	222.9	20.4	206.0
Total Non-Current Liabilities	11,499.8	16,304.0	15,900.9	403.1	11,500.6

TOTAL LIABILITIES	24,266.0	28,541.1	25,999.7	2,541.4	22,695.8

EQUITY

Share capital	5,171.8	5,171.8	5,171.8	-	5,171.8
Reserves	6,714.6	5,467.0	5,467.0	-	5,467.4
Treasury shares	(479.7)	(488.4)	(488.4)	-	(489.0)
Other	302.1	(83.5)	(83.5)	-	761.3
Non-controlling interests in subsidiaries	466.2	402.3	402.3	-	460.0
Total Equity	12,175.0	10,469.2	10,469.2	-	11,371.4

TOTAL LIABILITIES AND EQUITY	36,441.0	39,010.4	36,468.9	2,541.4	34,067.2

Cash and financial investments	6,585.0	6,690.4	4,463.5	2,227.0	6,318.3
Loans and debentures	(11,750.4)	(16,619.4)	(16,377.6)	(241.7)	(12,235.8)
Leases payable	(1,523.8)	(1,762.0)	(1,348.3)	(413.7)	(1,528.9)
Net cash (debt)	(6,689.2)	(11,691.0)	(13,262.5)	1,571.5	(7,446.4)

1 Balance sheet of Sep-22 and Dec-22 corresponds to continuing operations only
2 Since the financial management is unified in the Holding, the individual view of the balance sheet of continuing and discontinued operations does not reflect the reality of the companies (assets and liabilities differ)

153

ULTRAPAR
INCOME STATEMENT

In million of Reais	4Q22	Continuing operations	Discontinued operations	4Q21	Continuing operations	Discontinued operations	3Q22¹	Continuing operations	Discontinued operations¹	2022	2021

Net revenues from sales and services	35,957.3	35,957.3	-	34,411.2	31,904.3	2,506.8	39,483.8	39,294.7	189.0	146,902.2	118,798.6

Cost of products and services sold	(33,506.5)	(33,506.5)	-	(32,352.3)	(30,374.2)	(1,978.1)	(37,900.5)	(37,708.7)	(191.8)	(138,761.3)	(111,729.1)

Gross profit	2,450.8	2,450.8	-	2,058.9	1,530.1	528.7	1,583.3	1,586.1	(2.8)	8,140.9	7,069.5

Operating revenues (expenses)
Selling and marketing	(583.8)	(583.8)	-	(846.2)	(567.5)	(278.7)	(563.0)	(508.8)	(54.2)	(2,601.0)	(2,986.5)
General and administrative	(399.4)	(399.4)	-	(636.2)	(483.5)	(152.7)	(409.7)	(388.6)	(21.1)	(1,715.4)	(2,075.8)

Other operating income, net	(100.4)	(100.4)	-	21.5	18.4	3.1	(174.9)	(174.9)	(0.0)	(506.4)	123.0
Results from disposal of assets	27.9	39.5	(11.6)	125.0	126.3	(1.3)	13.3	49.2	(35.9)	407.2	183.2
Impairment	-	-	-	(32.9)	-	(32.9)	-	-	-	-	(427.5)

Operating income (loss)	1,395.1	1,406.6	(11.6)	690.1	623.9	66.2	449.0	562.9	(114.0)	3,725.4	1,885.9

Financial result
Financial income	142.7	142.7	-	163.3	149.5	13.8	176.6	176.4	0.2	641.1	502.4
Financial expenses	(363.7)	(363.7)	-	(440.5)	(365.3)	(75.2)	(504.8)	(501.1)	(3.6)	(2,057.8)	(1,412.1)
Share of profit (loss) of subsidiaries, joint ventures and associates	2.1	2.1	-	4.4	4.5	(0.1)	(11.1)	(11.1)	-	12.0	(17.6)

Income (loss) before income and social contribution taxes	1,176.2	1,187.8	(11.6)	417.3	412.6	4.7	109.7	227.0	(117.4)	2,320.6	958.6

Income and social contribution taxes
Current	(260.7)	(265.1)	4.3	(154.8)	(163.7)	9.0	(126.3)	(271.0)	144.7	(1,034.3)	(538.7)
Deferred	(120.3)	(119.9)	(0.4)	83.3	77.8	5.4	78.7	203.8	(125.1)	354.3	353.1
Tax incentives	41.3	41.3	-	44.6	15.1	29.6	20.4	20.4	-	121.0	110.9

Net effect of the cessation of depreciation²	-	-	-	-	-	-	-	-	-	78.5	-

Net income (loss)	836.4	844.0	(7.6)	390.4	341.7	48.7	82.6	180.3	(97.7)	1,840.1	883.9

Net income attributable to:
Shareholders of the Company	822.6	830.3	(7.6)	380.2	331.5	48.7	73.1	170.8	(97.7)	1,800.8	850.5
Non-controlling interests in subsidiaries	13.8	13.8	-	10.3	10.3	-	9.5	9.5	-	39.2	33.4

Adjusted EBITDA	1,832.6	1,844.2	(11.6)	1,187.2	948.8	238.5	838.4	939.3	(100.9)	5,478.4	3,704.3

Non-recurring³	(1,082.3)	(1,093.9)	11.6	(137.8)	(170.7)	32.9	54.4	(49.3)	103.7	(1,491.2)	66.6

Recurring Adjusted EBITDA	750.3	750.3	-	1,049.4	778.1	271.3	892.8	890.0	2.8	3,987.2	3,770.9

Depreciation and amortization[4]	435.5	435.5	-	445.5	320.3	125.2	400.6	387.5	13.1	1,693.0	1,659.8

Cash flow hedge from bonds	-	-	-	47.2	-	47.2	-	-	-	48.1	176.2

Total investments[5]	520.5	520.5	-	716.1	579.7	136.3	525.2	523.6	1.7	1,839.8	1,898.8

Ratios
Earnings per share (R$)	0.75	0.76	(0.01)	0.35	0.30	0.04	0.07	0.16	(0.09)	1.65	0.78
Net debt / LTM Adjusted EBITDA[6]	1.7x	n/a	n/a	2.9x	n/a	n/a	1.9x	n/a	n/a	1.7x	2.9x
Gross margin (%)	6.8%	6.8%	n/a	6.0%	4.8%	21.1%	4.0%	4.0%	(1.5%)	5.5%	6.0%
Operating margin (%)	3.9%	3.9%	n/a	2.0%	2.0%	2.6%	1.1%	1.4%	(60.3%)	2.5%	1.6%
Adjusted EBITDA margin (%)	5.1%	5.1%	n/a	3.5%	3.0%	9.5%	2.1%	2.4%	(53.4%)	3.7%	3.1%
Recurring Adjusted EBITDA margin (%)	2.1%	2.1%	n/a	3.0%	2.4%	10.8%	2.3%	2.3%	1.5%	2.7%	3.2%

Number of employees	9,920	9,920	-	16,442	8,858	7,584	9,644	9,644	-	9,920	16,442

¹ Considers Extrafarma's result for July only, due to the conclusion of its sale on August 1st, 2022
² As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5
³ Non-recurring items described in the EBITDA calculation table – page 3
4 Includes amortization with contractual assets with customers – exclusive rights
5 Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of repayments) and acquisition of shareholdings
6 LTM Adjusted EBITDA does not include Extrafarma’s impairments, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, does not include LTM result from Oxiteno and Extrafarma since the closing of the sales

154

ULTRAPAR
CASH FLOWS

In million of Reais	JAN - DEC 2022	JAN - DEC 2021 Re-presented

Cash flows from operating activities from continuing operations
Net income of the year - continuing operations	1,538.2	818.6
Adjustments to reconcile net income to cash provided by operating activities from continuing operations
Share of profit (loss) of subsidiaries, joint ventures and associates	(12.2)	17.6
Amortization of contractual assets with customers - exclusive rights	504.9	282.5
Amortization of right-of-use assets	288.4	260.7
Depreciation and amortization	732.2	653.1
PIS and Cofins credits on depreciation	6.7	7.1
Interest and foreign exchange rate variations	1,626.0	1,133.9
Deferred income and social contribution taxes	(296.5)	(242.2)
Current income and social contribution taxes	638.0	430.3
Results from disposal of assets	(322.2)	(184.2)
Reversal (loss) allowance for expected credit losses	(50.0)	(3.1)
Provision for losses with inventories	26.4	(0.8)
Provision for post-employment benefits	1.9	(2.4)
Equity instrument granted	9.9	9.4
Provision for decarbonization - CBios	638.5	161.3
Provisions for tax, civil and labor risks	61.0	93.3
Other provisions and adjustments	5.4	2.3

	5,396.9	3,437.4

(Increase) decrease in assets
Trade receivables and reseller financing	(779.2)	(956.8)
Inventories	(1,004.8)	(1,626.7)
Recoverable taxes	(2,056.1)	(826.1)
Dividends received from subsidiaries and joint ventures	0.1	1.0
Other assets	(224.4)	(19.4)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	1,557.8	2,425.8
Salaries and related charges	130.6	63.1
Taxes payable	(9.4)	11.7
Other liabilities	677.0	(55.1)

Acquisition of CBios	(635.1)	(176.8)
Payments of contractual assets with customers - exclusive rights	(710.9)	(420.3)
Payments of contingencies	(84.9)	(24.4)
Income and social contribution taxes paid	(283.3)	(230.0)

Net cash provided by (used in) operating activities - continuing operations	1,974.1	1,603.4

Net cash provided by (used in) operating activities - discontinued operations	30.6	982.5

Net cash provided by (used in) operating activities	2,004.7	2,586.0

Cash flows from investing activities
Financial investments, net of redemptions	1,568.0	1,863.1
Acquisition of property, plant and equipment	(929.2)	(1,028.4)
Acquisition of intangible assets	(277.6)	(237.5)
Receipt of the intercompany loan due by Oxiteno S.A to Ultrapar International	3,980.7	-
Cash provided by disposal of investments and property, plant and equipment	2,839.7	322.5
Capital increase in joint ventures	(28.0)	(25.7)
Net cash consumed by subsidiaries acquisition	(6.0)	-
Transactions with discontinued operations	987.9	-
Capital decrease in associates and redemption of shares	-	1.5
Initial direct costs of right-of-use assets	(12.1)	(14.9)
Related parties	-	2.3

Net cash provided by (used in) investing activities - continuing operations	8,123.3	882.9

Net cash provided by (used in) investing activities - discontinued operations	(220.2)	(158.7)

Net cash provided by (used in) investing activities	7,903.1	724.1

Cash flows from financing activities
Loans and debentures
Proceeds	1,519.6	1,383.6
Repayments	(5,848.6)	(2,426.2)
Interest and derivatives paid	(1,398.2)	(733.8)
Payments of leases¹	(357.9)	(320.2)
Dividends paid	(638.3)	(705.8)
Proceeds of financial liabilities of customers	162.9	-
Payments of financial liabilities of customers	(173.9)	-
Capital increase made by non-controlling interests and redemption of shares	21.7	-
Related parties	(18.9)	(0.2)

Net cash provided by (used in) financing activities - continuing operations	(6,731.7)	(2,802.6)

Net cash provided by (used in) financing activities - discontinued operations	(179.0)	(553.0)

Net cash provided by (used in) financing activities	(6,910.7)	(3,355.5)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations	(24.0)	(4.5)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations	(19.3)	56.6

Effect of exchange rate changes on cash and cash equivalents in foreign currency	(43.3)	52.0

Increase (decrease) in cash and cash equivalents - continuing operations	3,341.7	6.6

Increase (decrease) in cash and cash equivalents - discontinued operations	(388.0)	-

Increase (decrease) in cash and cash equivalents	2,953.7	6.6

Cash and cash equivalents at the beginning of the year - continuing operations	2,280.1	2,661.5

Cash and cash equivalents at the beginning of the year - discontinued operations	388.0	-

Cash and cash equivalents at the beginning of the year	2,668.1	2,661.5

Cash and cash equivalents at the end of the year - continuing operations	5,621.8	2,280.1

Cash and cash equivalents at the end of the year - discontinued operations	-	388.0

Cash and cash equivalents at the end of the year	5,621.8	2,668.1

Non-cash transactions:

Contingent consideration - subsidiaries purchase	89.6	-
Addition on right-to-use assets and leases payable	482.4	228.0
Movement without cash effect of judicial deposits and provisions for tax, civil and labor risks	41.9	-
Addition on contractual assets with customers - exclusive rights	63.1	269.7
Capital increase performed by non-controlling interests	13.5	-
Reversal fund - private pension	3.1	2.7
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	0.9	1.8

¹ Includes R$ 32 million and R$ 29 million related to the grant of Ultracargo’s terminal in Vila do Conde in 1Q22 and 1Q21, respectively, R$ 16 million related to the grant of Ipiranga’s terminal in Belém in 2Q22, R$ 12 million related to the grant of Ipiranga’s base in Vitória in 3Q22 and R$ 12 million related to the lump sum payment in the terminal of Santos in 4Q22 which are considered investments

155

ULTRAGAZ
CONSOLIDATED BALANCE SHEET

In million of Reais	DEC 22	DEC 21	SEP 22

OPERATING ASSETS
Trade receivables	540.8	493.8	591.8
Non-current trade receivables	16.5	31.7	17.1
Inventories	198.8	184.8	196.9
Taxes	447.7	87.6	103.8
Escrow deposits	239.2	217.4	200.6
Other	98.3	71.1	89.6
Right of use assets	144.8	92.2	151.8
Property, plant and equipment / Intangibles	1,420.0	1,205.3	1,274.8

TOTAL OPERATING ASSETS	3,105.9	2,383.9	2,626.3

OPERATING LIABILITIES
Trade payables	238.2	154.4	193.4
Salaries and related charges	112.8	87.2	120.8
Taxes	12.6	15.9	13.9
Judicial provisions	125.0	122.2	126.2
Leases payable	182.5	130.3	189.5
Other	124.9	44.9	71.4

TOTAL OPERATING LIABILITIES	796.0	554.9	715.1

CONSOLIDATED INCOME STATEMENT

In million of Reais	4Q22	4Q21	3Q22	2022	2021

Net revenues	2,832.4	2,681.7	3,067.5	11,483.4	9,744.7
Cost of products sold	(1,967.3)	(2,346.3)	(2,605.2)	(9,446.4)	(8,626.3)

Gross profit	865.1	335.4	462.3	2,037.0	1,118.3
Operating expenses
Selling and marketing	(161.8)	(129.9)	(146.3)	(576.1)	(459.2)
General and administrative	(79.1)	(51.3)	(62.4)	(257.3)	(202.0)
Other operating income	(2.0)	0.7	3.6	6.2	11.0
Results from disposal of assets	(0.5)	(0.4)	(0.1)	(1.4)	2.1

Operating income (loss)	621.7	154.4	257.2	1,208.5	470.3
Share of profit (loss) of subsidiaries, joint ventures and associates	(0.0)	(0.1)	(0.0)	0.0	(0.1)

Adjusted EBITDA	698.8	222.0	332.4	1,505.4	729.3
Non-recurring¹	(333.4)	-	-	(333.4)	-

Recurring Adjusted EBITDA	365.5	222.0	332.4	1,172.0	729.3
Depreciation and amortization²	77.1	67.8	75.2	296.9	259.1

Ratios
Gross margin (R$/ton)	2,005	805	1,026	1,194	652
Operating margin (R$/ton)	1,441	371	571	708	274
Adjusted EBITDA margin (R$/ton)	1,620	533	738	882	425
Recurring Adjusted EBITDA margin (R$/ton)	847	533	738	687	425
Number of employees	3,596	3,387	3,496	3,596	3,387

¹ Non-recurring items described in the EBITDA calculation table – page 3

² Includes amortization with contractual assets with customers - exclusive rights

156

ULTRACARGO
CONSOLIDATED BALANCE SHEET

In million of Reais	DEC 22	DEC 21	SEP 22

OPERATING ASSETS
Trade receivables	20.8	18.3	17.2
Inventories	10.5	8.8	10.4
Taxes	11.0	15.8	7.7
Other	46.1	20.3	37.8
Right of use assets	638.1	491.1	655.6
Property, plant and equipment / Intangibles / Investments	1,795.0	1,710.4	1,759.5

TOTAL OPERATING ASSETS	2,521.5	2,264.8	2,488.3

OPERATING LIABILITIES
Trade payables	63.4	42.1	61.8
Salaries and related charges	49.6	45.9	46.9
Taxes	10.5	7.8	4.8
Judicial provisions	9.9	9.5	9.7
Leases payable	573.8	442.7	598.4
Other¹	62.1	56.7	63.2

TOTAL OPERATING LIABILITIES	769.3	604.6	784.8

¹ Includes the long term obligations with clients account

CONSOLIDATED INCOME STATEMENT

In million of Reais	4Q22	4Q21	3Q22	2022	2021

Net revenues	228.4	187.4	224.5	867.1	713.1
Cost of services provided	(88.3)	(77.7)	(80.9)	(340.6)	(285.4)

Gross profit	140.1	109.7	143.6	526.5	427.7
Operating expenses
Selling and marketing	(3.6)	(2.9)	(2.4)	(12.7)	(9.1)
General and administrative	(39.0)	(33.2)	(36.8)	(134.2)	(127.1)
Other operating income	5.0	(0.2)	(0.4)	3.3	3.9
Results from disposal of assets	(0.7)	(1.8)	0.0	(0.9)	(1.8)

Operating income (loss)	101.8	71.7	104.1	382.1	293.6
Share of profit (loss) of subsidiaries, joint ventures and associates	(2.5)	(0.1)	(0.5)	(3.9)	0.6

Adjusted EBITDA	129.8	101.2	136.3	509.6	396.0
Depreciation and amortization	30.5	29.6	32.8	131.5	101.9

Ratios
Gross margin (%)	61.3%	58.6%	64.0%	60.7%	60.0%
Operating margin (%)	44.6%	38.3%	46.4%	44.1%	41.2%
Adjusted EBITDA margin (%)	56.8%	54.0%	60.7%	58.8%	55.5%
Number of employees	862	870	869	862	870

157

IPIRANGA
CONSOLIDATED BALANCE SHEET

In million of Reais	DEC 22	DEC 21	SEP 22

OPERATING ASSETS
Trade receivables	4,131.8	3,453.5	3,940.6
Non-current trade receivables	546.5	447.5	532.2
Inventories	4,695.0	3,725.1	4,125.4
Taxes	3,322.2	2,001.3	2,485.7
Contractual assets with customers - exclusive rights	2,202.9	2,075.1	2,288.1
Other	643.5	485.2	501.8
Right of use assets	1,001.4	1,032.2	990.3
Property, plant and equipment / Intangibles / Investments	4,251.7	3,765.0	4,310.4

TOTAL OPERATING ASSETS	20,795.1	16,984.9	19,174.5

OPERATING LIABILITIES
Trade payables	6,925.5	5,513.9	5,768.5
Salaries and related charges	211.2	134.8	177.3
Post-employment benefits	207.7	208.5	213.0
Taxes	164.6	198.0	164.6
Judicial provisions	317.9	358.8	287.0
Leases payable	759.4	735.8	733.1
Other	1,079.4	292.1	654.2

TOTAL OPERATING LIABILITIES	9,665.7	7,442.1	7,997.8

CONSOLIDATED INCOME STATEMENT

In million of Reais	4Q22	4Q21	3Q22	2022	2021

Net revenues	32,962.8	29,060.1	35,999.1	131,338.0	99,382.6
Cost of products and services sold	(31,543.7)	(28,003.6)	(35,004.4)	(126,569.5)	(96,110.4)

Gross profit	1,419.1	1,056.5	994.7	4,768.5	3,272.2
Operating expenses
Selling and marketing	(420.9)	(404.4)	(359.5)	(1,552.6)	(1,385.8)
General and administrative	(171.7)	(301.7)	(230.5)	(828.8)	(846.4)
Other operating income	(109.6)	15.5	(176.1)	(526.0)	74.6
Results from disposal of assets	40.5	128.4	49.3	168.7	183.9

Operating income (loss)	757.5	494.3	277.9	2,029.8	1,298.4
Share of profit (loss) of subsidiaries, joint ventures and associates	0.4	0.4	(12.4)	(10.1)	(0.9)

Adjusted EBITDA	1,076.5	703.8	532.7	3,068.7	2,086.7
Non-recurring¹	(760.6)	(170.7)	(49.3)	(921.5)	(360.9)

Recurring Adjusted EBITDA	315.9	533.1	483.4	2,147.3	1,725.8
Depreciation and amortization²	318.7	209.1	267.2	1,048.9	789.2

Ratios
Gross margin (R$/m³)	235	186	165	207	146
Operating margin (R$/m³)	125	87	46	88	58
Adjusted EBITDA margin (R$/m³)	178	124	88	133	93
Recurring Adjusted EBITDA margin (R$/m³)	52	94	80	93	77
Number of service stations	6,771	7,104	6,940	6,771	7,104
Number of employees	4,711	3,907	4,587	4,711	3,907

¹ Non-recurring items described in the EBITDA calculation table – page 3

² Includes amortization with contractual assets with customers - exclusive rights

158

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

February 15, 2023, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden, Marcelo Pereira Malta de Araújo and Tabajara Bertelli Costa; (vi) in relation to items 1 and 2, Mr. Flávio César Maia Luz, president of the Fiscal Council.

Matters discussed and resolutions:

  The members of the Board of Directors approved, after being examined and discussed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended on December 31, 2022, as well as the allocation of the net earnings for the year and the distribution of dividends, supported by the independent auditors’ report, and recommended their approval by the Annual General Shareholders’ Meeting.

  The Board of Directors approved, ad referendum to the Annual General Shareholders’ Meeting, the following destination of the net earnings for the year ended on December 31, 2022, in the amount of R$ 1,800,837,796.19 (one billion, eight hundred million, eight hundred and thirty-seven thousand, seven hundred and ninety-six Reais and nineteen cents of Real), as described below:

a)    R$ 90,041,889.81 (ninety million, forty-one thousand, eight hundred and eighty-nine Reais and eighty-one cents of Real) will be allocated to the legal reserve;

b)   R$ 1,151,277,343.87 (one billion, one hundred and fifty-one million, two hundred and seventy-seven thousand, three hundred and forty-three Reais and eighty-seven cents of Real) will be allocated to the statutory reserve for investments; and

159

c)    R$ 450,003,823.81 (four hundred and fifty million, three thousand, eight hundred and twenty-three Reais and eighty-one cents of Real) were allocated to the payment of interest on equity, approved by the Board of Directors at a meeting held on May 11, 2022. The net value of the interest on equity, equivalent to R$ 396,314,422.27 (three hundred and ninety-six million, three hundred and fourteen thousand, four hundred and twenty-two Reais and twenty-seven cents of Real) was deducted from the amount of the dividend payable to the holders of common shares of the Company; and

d)    R$ 109,514,738.70 (one hundred and nine million, five hundred and fourteen thousand, seven hundred and thirty-eight Reais and seventy cents) will be allocated to the payment of dividends to holders of common shares, equivalent to R$ 0.10 (ten cents of Real) per share, which shall be paid to the shareholders as of March 3, 2023, without remuneration or monetary adjustment.

The record dates for receiving the dividend approved herein will be February 23, 2023 in Brazil and February 27, 2023 in the United States of America. The Company’s shares will be traded “ex-dividends” on B3 S.A. – Brasil, Bolsa e Balcão and on the New York Stock Exchange from and including February 24, 2023 onwards.

  The members of the Board of Directors of the Company confirmed the issuance of 31,211 (thirty-one thousand, two hundred and eleven) common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved on the Extraordinary Shareholders’ Meeting held in January 31, 2014. The management of the Company shall provide the necessary subscription bulletins for signing and formalization of the new shares’ subscription by the referred subscription warrants holders. The common shares will have the same rights assigned to the other shares previously issued by the Company.

The Company’s capital stock will therefore be represented by 1,115,204,291 (one billion, one hundred and fifteen million, two hundred and four thousand, two hundred and ninety-one) common shares, all of them nominative with no par value. The adaptation of Article 5 of the Company’s Bylaws to reflect the new number of shares in which the capital stock of the Company is divided shall be subject to a resolution of the Extraordinary General Shareholders’ Meeting, to be called in due course.

  The members of the Board of Directors were updated on the proposals that will be submitted for shareholders’ approval upon the calling of the Company’s Annual General and Extraordinary Shareholders’ Meeting and manifested positively to these proposals.

  Pursuant to Article 28, item “i” of the Company’s Bylaws, the members of the Board of Directors discussed and defined the composition of the slate of candidates, to be proposed by this Board, for the election of the members of the Board of Directors to be held at the next Annual General Shareholders’ Meeting of the Company.

160

The Board of Directors, after the analysis and confirmation of the adherence by each candidate to the position of member of the Board of Directors to the Corporate Nomination Policy for members of the Board of Directors; and the reasons, in light of the provisions of the Novo Mercado Regulation and declaration of independence presented by each candidate, whereby the qualification of each candidate as independent director is verified, indicates the following slate:

Independent candidates:

Ana Paula Vitali Janes Vescovi

Fábio Venturelli

Flávia Buarque de Almeida

Francisco de Sá Neto

Jorge Marques de Toledo Camargo

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Non-independent candidates:

Marcos Marinho Lutz

Peter Paul Lorenço Estermann

  Considering the provisions of Article 20, paragraph 2, of the Company’s Bylaws, the Board of Directors authorizes the disclosure of the appointed slate and of the qualification and experience of the candidates, as well as all the documents required by the applicable legislation and by the Company’s Bylaws, along with the other materials concerning to the Annual General and Extraordinary Shareholders’ Meeting.

  The members of the Board of Directors approved the calling of the Annual General and Extraordinary Shareholders’ Meeting, that shall be held on April 19, 2023.

  The Board of Directors approved the reelection of Mr. MARCOS MARINHO LUTZ, Brazilian, married, naval engineer, Identity Card RG under Nr. 15.649.492-9/SSP-SP and enrolled on CPF/ME under Nr. 147.274.178-12, to occupy the position of Chief Executive Officer of the Company, for a new term, which will end at the annual general meeting of 2025.

  The members of the Board of Directors were updated on the annual report of the Audit and Risks Committee, as well as its recommendations to the Board of Directors.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

161

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Pedro Wongtschowski – Chairman

Frederico Pinheiro Fleury Curado – Vice-Chairman

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Luiz Alquéres

José Maurício Pereira Coelho

Otávio Lopes Castello Branco Neto

André Brickmann Areno - Secretary of the Board of Directors

162

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001- 39                                 NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (03/2023)

Date, Hour and Place:

February 15, 2023, at 12:00 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City of and State of São Paulo. The meeting was held virtually through the Microsoft Teams system.

Members in Attendance:

Members of the Fiscal Council undersigned.

Resolutions:

  The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year of 2022, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders, after the approval by the Board of Directors of the Company.

  Pursuant to legal requirements and to its Internal Bylaws, and based on the opinion, with no reservations or amendments, of the external auditors, dated February 15, 2023, the Fiscal Council issued its report, as attached (Exhibit A).

  The members of the Fiscal Council unanimously gave a favorable opinion on the proposal, submitted by the Company's Executive Board, to increase the share capital, without issuing new shares, through the incorporation of part of the resources available in the legal reserve and part of the resources available in the statutory reserve for investments and, in compliance with the attribution conferred upon it by item III of the article 163 of Law No. 6,404/76, issued the report contained in Exhibit B.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read, approved and signed by all the members present.

Flávio Cesar Maia Luz	Geraldo Toffanello
Nilson Martiniano Moreira

 C.C. Marcos Marinho Lutz

Rodrigo de Almeida Pizzinatto

163

EXHIBIT A

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A. (“Company”), pursuant to legal and statutory provisions, declares that it has analyzed the Management Report and the Financial Statements (parent company and consolidated) prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), for the year ended December 31, 2022 and duly approved by the Board of Directors of the Company on February 15, 2023.

Based on the assessments made and considering the report with an unqualified opinion presented by the Company’s independent auditors, Deloitte Touche Tohmatsu Auditores Independentes Ltda, dated February 15, 2023, as well as the information and clarifications received during the year, the Fiscal Council attests that the mentioned documents, as well as the proposal for the destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting, to be held at a timely moment, within the legal timeframe.

164

EXHIBIT B

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A. (“Company” or “Ultrapar”), exercising the attribution conferred upon it by item III of article 163 of Law No. 6,404/76, has examined the proposal, submitted by the Company's Executive Board, to increase the share capital in the total amount of R$ 1,450,000,000.00 (one billion, four hundred and fifty million Reais), without the issuance of new shares, by incorporating part of the funds registered in the legal reserve, in the amount of R$ 882,576,410.35 (eight hundred and eighty-two million, five hundred and seventy-six thousand, four hundred and ten Reais and thirty-five cents of Real), and part of the funds registered in the statutory reserve for investments, in the amount of R$ 567,423,589.65 (five hundred and sixty-seven million, four hundred and twenty-three thousand, five hundred and eighty-nine Reais and sixty-five cents of Real), considering that the balance of profit reserves exceeded the Company's share capital. Said proposal, with the consequent proposal to amend the Company's bylaws, will be submitted for assessment by shareholders at an Extraordinary General Meeting.

The members of the Board, having verified that the matter complies with the applicable legal, regulatory and statutory provisions, within the limits of their powers established by Law No. 6,404/76, gave a favorable opinion to its submission to the Extraordinary General Meeting to be held together with the Company's Annual General Meeting.

165

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Distribution of dividends

São Paulo, February 15, 2023 – Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends in the amount of R$ 109,514,738.70, equivalent to R$ 0.10 per common share, to be paid from March 3, 2023 onwards, without remuneration or monetary adjustment.

The record date that establishes the right to receive the dividend will be February 23, 2023 in Brazil, and February 27, 2023 in the United States. Therefore, from February 24, 2023 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (B3) and the New York Stock Exchange (NYSE).

The number of shares considered to calculate the dividend per share considers the issuance of 31,211 common shares, that was approved by the Board of Directors on this date.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

166

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Updates on the succession plan of Ultrapar’s Board of Directors

São Paulo, February 15, 2023 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or "Company"), in compliance with CVM Resolution 44/21 and in addition to the Material Notice of September 22, 2021, informs the resolutions on the succession plan of the Board of Directors:

  In a meeting held on this date, as provided for in the Company's Bylaws, the Board of Directors approved the appointment of the following slate for the election of the members of the Board of Directors that will take place at the General Shareholders’ Meeting of April 19, 2023, for a term of two years:

As independent candidates:

−         Ana Paula Vitali Janes Vescovi

−         Fabio Venturelli (new)

−         Flávia Buarque de Almeida

−         Francisco de Sá Neto (new)

−         Jorge Marques de Toledo Camargo

−         José Maurício Pereira Coelho

−         Marcelo Faria de Lima (new)

As non-independent candidates:

−         Marcos Marinho Lutz (new)

−         Peter Estermann (new)

  Continuing the Company's transformation agenda, the Board decided to re-elect Marcos Lutz to the position of Chief Executive Officer of Ultrapar, with a new term of two years, starting in April 2023.

The slate proposed by the Management reduces the number of Board members from 11 to 9, and combines, on the one hand, candidates who are currently members of the Company's Management, preserving the knowledge of the businesses and of Ultrapar, and on the other hand, four new candidates who bring relevant and complementary experiences to the Company, with an important renewal of the body. The chart below summarizes the candidates' main experiences and qualifications.

167

After 45 years of dedication and great contributions to Ultrapar, both in executive roles and in the Board of Directors, of which he has been a member since 2013, Pedro Wongtschowski will leave the Company's Board. Frederico Pinheiro Fleury Curado, who joined Ultrapar in 2017 as Chief Executive Officer, playing a relevant role, among others, in renewing the Company's Management team and reviewing its portfolio, will also leave the Company's Board. We also thank the Board members Alexandre Saigh, José Galló, José Luiz Alquéres and Otávio Castello Branco for their contributions over the last years.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

168

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2023

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Parent’s Separate and Consolidated Financial Statements for the Year Ended December 31, 2022 and Independent Auditor’s Report in the Individual and Consolidated Financial Statements, 4Q22 and 2022 Earnings Release, Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 15, 2023, Minutes of the Fiscal Council’s Meeting, Notice to Shareholders and Material Notice)